

STRATEGIC EDUCATION INC

2023 ANNUAL REPORT


Strategic Education, Inc.
Letter to Shareholders 2023


Dear Fellow Shareholders,

Put simply, it was a very good year. In 2023 Strategic Education, Inc. (SEI) generated $1.13 billion in revenue, $125 million in adjusted operating income, $89 million in adjusted net income, and $3.72 in adjusted earnings per share. During the year we performed well on all of our financial metrics, as our revenue increased 6%, our expenses only increased 3%, and our earnings increased by roughly 47% vs 2022's results. We educated over 100,000 students at our three Universities in 2023, an increase of 5%, and served an additional 120,000 students through our Education Technology Services segment, an increase of 50%. Additionally, during 2023 our three Universities graduated 28,000 students with bachelor's, masters' or doctoral degrees, an increase of 5%. That last statistic is, in my view, the most meaningful accomplishment of the year for SEI shareholders, as the academic successes of our students are the only true generators of sustainable long-term returns on our invested capital.

In this letter I will discuss our company's academic, operational, and financial results for 2023, including the specific performance of our three business units: US Higher Education, Australia/New Zealand, and Education Technology Services. I will also share our company's objectives for 2024. Finally, as is our custom, I have included as an appendix to this letter both an excerpt from Strayer University's 1912 student catalog, as well as an excerpt from my first letter to shareholders written in early 2001. These two excerpts have been reprinted in each of our company's annual reports since 2001. While our enterprise is now admittedly much larger than just Strayer University, I believe both excerpts remain helpful in understanding SEI's culture, operating model, and most importantly, our immutable priorities.

2023 SEGMENT RESULTS

US Higher Education

As shareholders of SEI, we are very fortunate to be the stewards of two of the finest universities serving working adults in the United States: Strayer University, a 131-year-old institution serving mostly undergraduate students; and Capella University, a 31-year-old institution serving mostly graduate students. Strayer operates through an extensive physical campus network as well as online, while Capella operates solely online. These two Universities educated 82,000 students in 2023, up from 77,000 in 2022. Enrollment at Capella University grew 8% to approximately 45,000 students during the year, while enrollment at Strayer University grew 5% to approximately 37,000 students. Our US Higher Education segment generated $819 million in revenue in 2023 (up from $770 million in 2022), and contributed $60 million in adjusted operating earnings (up from $38 million in 2022).

In 2023, Capella and Strayer both enjoyed strong inflows of new students (in excess of 10% growth versus the prior year), as well as high and relatively stable continuation rates of previously enrolled students. These enrollment results were supported at the macro level by strong employment confidence and rising labor force participation rates in the U.S., which increased demand for post-secondary education among our target working adult population. In addition, innovations in academic content and delivery at Capella and Strayer made both Universities destinations of choice for working adults returning to school for a post-secondary degree during the year.

Both Capella and Strayer also benefited in 2023 from the efforts of our Education Technology Services segment driving increased employer sponsored student enrollment. I will discuss the Education Technology Services segment results in more detail later in this letter, but suffice it to say that our focus on meeting the educational needs of corporations and other large employers was a significant source of enrollment growth at both Capella and Strayer Universities during the year. In fact, in 2023 the share of employer sponsored students as a percentage of total student enrollment rose from 33% to 35% at Capella, and rose from 16% to 18% at Strayer.

One innovative example of SEI's ability to serve the needs of employers in educating their workforce is the partnership Capella University developed in 2023 with United HealthGroup, Inc. (NYSE: UNH). United HealthGroup, which through its subsidiary Optum operates one of the largest health delivery systems in the U.S., was experiencing a problem common in the health care industry – a severe shortage of skilled nurses. According to the U.S. Bureau of Labor Statistics, there are currently more than 200,000 unfilled nursing positions in the United States, and that shortfall is expected to persist annually through the remainder of this decade. Traditional nursing schools cannot keep up with this demand, as more than 90,000 qualified students are turned away each year from nursing programs in the U.S. due to a shortage of faculty, classrooms, and most significantly, clinical training space.

Recognizing this issue, in 2023 Optum and Capella structured an innovative solution in the form of a new educational joint program for nurses, where Capella University provides the online nursing instruction, and Optum provides the clinical training space and potential employment opportunities. This collaboration pairs Capella's unique educational capabilities with Optum's clinical expertise and sites of care. We started teaching classes in this program in the Fall semester of 2023, and are now offering two nursing degrees which are both in high demand in Optum's system: Family Nurse Practitioner and Adult Gerontology Primary Care. We are very excited about the opportunity to partner with a leading healthcare provider (and employer) in helping meet this important societal need. We look forward to reporting on the program's results in the future.

In summary, our US Higher Education segment performed very well in 2023. More importantly, the strong academic outcomes, high continuation rates, healthy new student intakes, and innovative corporate solutions we accomplished during the year will likely drive increased enrollment, revenue, and earnings contributions from our U.S. Higher Education segment in 2024 and beyond.

Australia / New Zealand

Torrens University, Media Design School, and Think Education, collectively our Australia and New Zealand segment, educated nearly 19,000 students in 2023, roughly equal to the previous year. The segment delivered strong financial results, with increases in both revenue and operating income contribution compared to 2022. While the number of students we educated in 2023 at Torrens University did not increase from the prior year, the average number of courses each student took during the year did increase, which led to an increase in our revenue collected per student. Even with a 4% decline in the Australian Dollar/U.S. Dollar exchange rate, the segment grew its revenue 1% to US$234 million in 2023. That revenue growth, combined with effective expense management, led to an operating income contribution of US$36m in 2023, which was a significant 18% increase over the prior year.

One unique aspect of the higher education system in Australia is that the National Government annually surveys and measures the academic quality of all 43 accredited universities in the country. In 2023, Torrens University, the only investor-funded institution of the 43, was ranked 7th in quality of teaching and student satisfaction. We are very proud of our Torrens University faculty, administrators, and staff for this well-deserved recognition, and are confident that they will maintain their commitment to academic quality as Torrens University grows in the years to come.

Education Technology Services

The Education Technology Services segment is the fastest growing and most profitable part of our enterprise. It contains all of our non-university operations, but the segment is also crucial to the performance of our three Universities as well. The segment consists of two assets: Workforce Edge, a business which structures and manages employer–university partnerships for universities (both our own as well as for a broader group of partner universities); and Sophia, our self-paced online academic streaming service.

Workforce Edge earns a fee from universities for helping those universities attract students whose tuition is paid by the employers of those students. Employer sponsored students have always been a major component of the student bodies at both Capella and Strayer Universities, and will increasingly be so at Torrens University. Employer sponsored students help our academic institutions in several ways. First, with the employer paying for some or all of the employees' tuition, these students incur less debt to finance their education. This is very important to SEI's objective of not just lowering the level of our tuition, but also lowering the amount of debt our students are left to service after they graduate. Second, employer sponsored students have historically performed better in our classrooms than non-sponsored students. And finally, for our U.S. institutions, employer sponsored students reduce the overall percentage of our tuition revenue which comes from the proceeds of U.S. federally issued Title IV student loans. Since that percentage is limited by federal law and regulation to no more than 90%, it is a very important metric we track to ensure continued access to Title IV federal loans for those of our students who rely on that source of funding.

Sophia consists of a catalog of over 60 self-paced online courses. Students can access all these courses for a subscription price of $99 per month. The courses cover mostly 100 level general education topics and are designed to replace the large first year survey courses offered at traditional universities. While Sophia courses are not led by faculty, they are designed and graded by subject matter experts and university professors. All Sophia courses have been recommended by the American Council on Education for transfer credit to accredited universities. Indeed, Sophia has entered into articulation agreements with nearly 70 U.S. universities which have agreed to accept Sophia credits for transfer. In just two years of operations, Sophia has grown from zero to over 100,000 discrete paying users in 2023.

Sophia is a successful EdTech business in its own right, but more importantly, it also allows SEI to bundle Sophia's very low-cost courses with Capella, Strayer, and Torrens degree programs, offering even more cost effective educational solutions to both students and employers. Sophia and Workforce Edge are similar in size and profitability, and in 2023 they combined to grow the Education Technology Services segment revenue 26% to $80 million, and to grow its operating income contribution 50% to $29 million. We are very excited about this segment's financial contributions in the future, both on its own, and as a key driver of growth for Capella, Strayer, and Torrens Universities.

2023 CAPITAL ALLOCATION

SEI began 2023 with $236 million of cash and marketable securities, $101 million of debt drawn on our bank revolver (associated with the purchase of our ANZ assets in 2020) and 23.9 million shares outstanding. During 2023 SEI generated $159 million of pre-tax cash from operations. We also sold one of our campus properties for $6 million in proceeds. During 2023 we used that cash as follows. First, we paid $42 million in local, state, federal, and international taxes[*]. Next, we invested $37 million in capital expenditures.

This left us with $86 million in owners' distributable cash flow. We returned approximately $74 million to shareholders in 2023 through our $2.40 per share annual common dividend, combined with our repurchase of $15 million of our common stock at an average price of $77.50 per share. In addition, we paid down $40 million of our debt. This left us at year end 2023 with $208 million of cash and marketable securities on our balance sheet, $61 million of debt in the form of the remaining draw on our bank revolver, and 24 million shares outstanding.

As a board, our capital allocation priorities in 2024 will be to: first, fully fund our academic institutions and

---

[*] In 2023 our effective cash tax rate rose to 35% vs the roughly 28% we paid in the last couple of years. This increase was the result of our having benefitted in 2021 and 2022 from net operating loss carry forwards generated in the Australia/New Zealand segment before our acquisition of that business in 2020. In 2023 our growing cumulative earnings from that segment exhausted those carry forwards.

their various growth opportunities; second, strengthen our balance sheet in order to return our US Department of Education financial composite score to the highest possible level of 3.0; and third, prudently return any excess distributable cash to our owners, first with a common dividend, and then, if conditions are appropriate, with opportunistic share repurchases. We always weigh all uses of capital against the standard of what will create the highest long-term increase in the per share value of our enterprise.

CONCLUSION

2023 was the first year since 2019 that we grew SEI's financial results. On behalf of our entire Board of Directors, I want to thank you for both your confidence and your patience. Clearly, the Covid disruptions of 2020 and 2021 had a negative multiyear impact on our operations. However, I am pleased to report that the storm has passed. With credit to Walt Whitman, our "ship has weather' ed every rack, the prize we sought is won." To be clear, in our minds that prize is the delivery of the highest quality education, with rigorous academic standards, and successful student outcomes, at all of our platforms.

The beauty of SEI's business model is that by focusing on that prize, we believe we can deliver long-term, sustainable, healthy financial returns for our investors. In fact, over the next several years, we believe that with only modest growth in our student enrollment (growth which is entirely consistent with our commitment to maintaining academic quality), we should compound our net income and earnings per share in excess of 20% per annum.

However, it must be stressed that the financial returns we enjoy as SEI shareholders exist only because of the returns our students receive on the investments they make with us (in terms of both money and time) to achieve their education. Our working adult students can choose to go anywhere, or nowhere, to pursue their post-secondary degrees. In order to be relevant over the long-term, our academic offerings have to be effective in teaching our students the knowledge and skills to better their lives. And we must always offer those academic programs at prices which are commensurate with their value. We are fortunate as shareholders to own assets which have passed that test at scale over decades.

Finally, on behalf of your entire Board of Directors, I would like to once again thank you for the opportunity to have been the stewards of your invested capital over the last year. Karl, Dan, and I look forward to speaking with all of you during 2024, and are always available (except during quiet periods) to answer any questions you may have about our enterprise. More importantly, if you have the time I would urge you to personally see the fruits of your invested capital by attending one of our three Universities' graduation ceremonies in 2024. Information on these events can be found on our website www.strategiceducation.com. Nothing provides better context for what we do, and why we do it, than watching our students achieve goals they never thought possible.

Sincerely yours,

Robert S. Silberman
Chairman of the Board

OUR HERITAGE

*Reprinted from the Strayer Business College
1912 student catalog*

This catalog was written with a view of setting before the men and women of this community some of the advantages of a business education, and of acquainting them with the superior facilities of this school for giving high-grade business training.

The courses have been designed and presented to meet the needs of the business office of today. The teachers are men and women who are specialists in their respective subjects. The school rooms have been chosen and equipped with special reference to light, comfort and sanitation, so as to make it an ideal place for study.

We ask that the public, in determining which school it shall attend, to consider the facts in connection with this school, as are outlined in this catalog and supplementary literature. It is twenty years old. It has grown steadily since the beginning. It attributes its growth to correct ideals, careful management and successful, enthusiastic, and rapidly increasing alumni.

While it is essential to its success that a school should give thorough instruction in the subjects that comprise its courses, yet the school that does only this, falls short of its full mission. The development of those traits of character which make for reliability in business and good citizenship are the peculiar province of the school as well as the home. This school, then, has nothing in common, can have nothing in common, with those so-called business schools offering cheap and superficial courses. Such courses, while inexpensive, and possibly of short duration, cannot result in anything but disappointment in the end.

This school, then, stands for high ideals, it courts investigation, welcomes comparison, and stands by its promises. It is a school to which you may attend with the knowledge that you will be in pleasant surroundings, will be accorded fair treatment, and will be given thorough and painstaking instruction.

Finally, in presenting this catalog, we want to thank a discerning public for its support, and assure it that we shall endeavor to continue to merit the bountiful confidence it has heretofore placed in us.



STRAYER BUSINESS COLLEGE
CIRCA 1912

OUR BUSINESS MODEL

Reprinted from SEI's
2001 Letter to Shareholders

Strayer Education, Inc. is an education services holding company whose primary asset is Strayer University, a 110 year old institution of higher learning focused on educating working adults. In this letter, when I use the term "Strayer", I am referring to the company, as opposed to the university. Strayer University, founded in 1892, offers associate, bachelor's, and master's level degree programs in Business Administration, Accounting, and Computer Information Systems. Strayer University serves students at 17 physical campuses in Maryland, the District of Columbia, and Virginia. In addition, Strayer University serves students in all 50 states and 39 foreign countries worldwide on the Internet through Strayer University Online.

Strayer's revenue comes from tuition payments and fees paid by, or on behalf of, Strayer University students. That revenue comes in essentially three forms. Roughly 70% is paid through federal student loans, approximately 20% is paid directly to Strayer by corporations or institutions on behalf of their employees who attend Strayer University, and the remainder is paid by students through their own sources of credit.

Strayer's expenses include salaries paid to the faculty at the University who perform the teaching duties, salaries paid to the administrative and admissions staff who manage the campuses, and salaries paid to the corporate staff who manage the Company's affairs. Expenses also include lease payments for the campus buildings we lease and depreciation for the campus buildings we own, as well as advertising and marketing costs which serve to attract prospective students to Strayer University. Finally, our expenses include supplies; such as books and computers necessary to support the educational process. Some of the furniture and electronic equipment is capitalized on our balance sheet and the expense is recorded as amortization over the period we expect the equipment to last, in accordance with generally accepted accounting principles.

The difference between the revenue we take in and the expenses we pay out is used to first pay taxes and is then added to the after-tax income generated by our financial assets (cash and marketable securities on our balance sheet) to make up our reported net income on a fully diluted basis.

Two of the attractive attributes of our business are that it generates significant after-tax free cash flow from operations, and that it has a high return on invested capital. The required capital expenditures to keep our existing assets functioning are roughly equal to our depreciation expenses. The investment capital required to fund our growth initiatives is not major. This investment capital includes traditional GAAP defined capitalized expenses, as well as increased spending which runs through our income statement. We are therefore in the enviable position of generating almost our entire net income as distributable free cash flow, even after investing in our growth. Some of this cash we do distribute back to our shareholders as dividends (common and preferred). The rest of the cash we intend to maintain as liquidity to either fund new opportunities, or ultimately return to our shareholders in a tax efficient manner. We understand that the redeployment of this cash is crucial to creating shareholder value.

As both shareholders and management, we are excited by this business model because we believe that the value of a college degree is rising with the transition to a knowledge economy, and that working adult students in search of an accredited college degree are underserved. We know that Strayer University's academic quality and convenience make it ideally suited to meet this growing demand. We have the right product, at the right time for a growing market. Our product, a quality college degree, is valued highly both by students and employers.

In 2001, we developed and committed to a new strategic plan, geared to expanding beyond our current regional focus to serve unmet nationwide demand for working adult post-secondary education. This plan consists of:

- Opening new campuses, particularly beyond our current geographic scope.
- Investing in our online university.
- Maintaining strong alliances and outreach to the major employers of our students.
- Carefully screening opportunities to invest capital through acquisitions.

CORPORATE INFORMATION

Executive Officers

Robert S. Silberman
Chairman

Karl McDonnell
Chief Executive Officer

Daniel W. Jackson
Executive Vice President and
Chief Financial Officer

Lizette B. Herraiz
Senior Vice President and
General Counsel

Christa E. Hokenson
Senior Vice President and
Chief Human Resources
Officer

Web Sites

Strategic Education, Inc.
www.strategiceducation.com

Strayer University
www.strayer.edu

Capella University
www.capella.edu

Torrens University
www.torrens.edu.au

Media Design School
www.mediadesignschool.com

Think Education
www.think.edu.au

Board of Directors

Robert S. Silberman
Chairman

Charlotte F. Beason, Ed.D.
Chairwoman, Strayer
University Board of Trustees

Rita D. Brogley
Former Head of Global
Enterprise Partnerships,
Facebook, Inc.

John T. Casteen, III, Ph.D.
President Emeritus,
University of Virginia

Viet D. Dinh
Special Advisor,
Fox Corporation

Robert R. Grusky
Founder and Managing
Member, Hope Capital
Management, LLC

Jerry L. Johnson
Partner, Halifax Group

Karl McDonnell
Chief Executive Officer,
Strategic Education, Inc.

Michael A. McRobbie, Ph.D.
University Chancellor,
President Emeritus, University
Professor, Indiana University

William J. Slocum
Partner, Inclusive Capital
Partners, L.P.

Michael J. Thawley
Former Vice Chairman, Capital
Group International

G. Thomas Waite, III
Former Treasurer and CFO,
Humane Society of the
United States

Corporate Headquarters

2303 Dulles Station Boulevard
Herndon, VA 20171

Annual Meeting

The Annual Meeting of
Stockholders will be held
virtually on April 24, 2024
at 8:00am ET. To register go to
http://viewproxy.com/Strategic
Education/2024/htype.asp

Transfer Agent

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005

Stock Listing

Strategic Education, Inc.'s
common stock is traded on the
NASDAQ Global Select
Market under the symbol
"STRA"

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
655 New York Avenue NW
Suite 1100
Washington, DC 20001

Additional Investor Information

Contact the Investor Relations
Department at (612) 977-6331

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 0-21039

STRATEGIC EDUCATION, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-1975978**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2303 Dulles Station Boulevard Herndon, VA	**20171**
(Address of principal executive offices)	(Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (703) 561-1600

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

COMMON STOCK, $0.01 PAR VALUE	**STRA**	**Nasdaq Global Select Market**
(Title of each class)	(Trading symbol(s))	(Name of each exchange on which registered)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.6 billion.

The total number of shares of common stock outstanding as of January 26, 2024 was 24,406,816.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Stockholders (which is expected to be filed with the Commission within 120 days after the end of the registrant's 2023 fiscal year) are incorporated by reference into Part III of this Annual Report.

STRATEGIC EDUCATION, INC.
FORM 10-K
INDEX

PART I

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS:

This document and the documents incorporated by reference herein include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, the statements about our plans, strategies, and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We have typically used the words "expect," "estimate," "assume," "believe," "anticipate," "may," "will," "forecast," "outlook," "plan," "project," "potential" and similar expressions in this document and the documents incorporated by reference herein to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to many risks, uncertainties and assumptions, including, among other things:

- the pace of student enrollment;

- our continued compliance with Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act" or "HEA"), and the regulations thereunder, as well as other federal laws and regulations, institutional accreditation standards, and state regulatory requirements;

- rulemaking and other action by the U.S. Department of Education ("Department of Education" or the "Department") or other governmental entities, including without limitation action related to borrower defense to repayment applications, gainful employment, 90/10, and increased focus by the U.S. Congress on for-profit education institutions;

- competitive factors;

- risks associated with the ultimate impact of COVID-19 on people and economies;

- risks associated with the opening of new campuses;

- risks associated with the offering of new educational programs and adapting to other changes;

- risks associated with the acquisition of existing educational institutions, including our acquisition of Torrens University and associated assets in Australia and New Zealand;

- the risk that the benefits of our acquisition of Torrens University and associated assets in Australia and New Zealand may not be fully realized or may take longer to realize than expected;

- the risk that our acquisition of Torrens University and associated assets in Australia and New Zealand may not advance our business strategy and growth strategy;

- risks related to the timing of regulatory approvals;

- our ability to implement our growth strategy;

- the risk that the combined company may experience difficulty integrating employees or operations;

- risks associated with the ability of our students to finance their education in a timely manner; and

- general economic and market conditions.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," could cause our results to differ materially from those expressed or suggested in any forward-looking statements. Further information about these and other relevant risks and uncertainties may be found in *Item 1A. Risk Factors* below and elsewhere in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise forward-looking statements, except as required by law.

References to "we," "us," "our," "Strategic Education," "SEI" and the "Company" refer to Strategic Education, Inc., together with our consolidated subsidiaries, unless the context suggests otherwise.

Item 1.   Business

Overview

Strategic Education, Inc. is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. We operate primarily through our wholly-owned subsidiaries, Capella University and Strayer University, both accredited post-secondary institutions of higher education located in the United States, and Torrens University, an accredited post-secondary institution of higher education located in Australia. Our operations emphasize relationships through our Education Technology Services segment with employers to build employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate, and degree programs.

We generated net revenue of $1.1 billion in 2023. For more information regarding our revenues, profits, and financial condition, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this Annual Report on Form 10-K.

As of December 31, 2023, our three reportable segments consisted of U.S. Higher Education, Australia/New Zealand, and Education Technology Services.

U.S. Higher Education ("USHE") Segment

The USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University (the "USHE Universities"), including the Jack Welch Management Institute MBA, which is a unit of Strayer University. USHE also offers non-degree web and mobile application development courses through Hackbright Academy ("Hackbright") and Devmountain, which are units of Strayer University.

Student Profile

The following is a breakdown of students by program level enrolled in the USHE Universities as of the 2023 fall term:

Program	Capella University students	Strayer University students	Total USHE students	Percentage of USHE students
Bachelor's	17,658	31,964	49,622	57%
Master's	20,307	5,622	25,929	30%
Doctoral	7,476	—	7,476	9%
Associate's	—	2,253	2,253	3%
Certificate/Other	869	84	953	1%
Total students	46,310	39,923	86,233	100%

The USHE segment has a very diverse student population. Of the students enrolled in the USHE Universities programs as of the 2023 fall term, approximately 72% were age 31 or older, approximately 79% were engaged in part-time study, approximately 78% of students self-reporting their gender were female, and approximately 58% of students self-reporting their ethnicity were minorities.

The USHE business is seasonal, and as a result, its quarterly results of operations tend to vary within the year due to student enrollment patterns. Enrollment generally is lowest in the third quarter, or summer term.

Capella University

Founded in 1993, Capella University is an online accredited institution of higher education offering a variety of undergraduate and graduate degree programs, as well as certificate programs, in business, information technology, health care administration, counseling, psychology, human services, education, social work, nursing, and health sciences, primarily delivered to working adults. Capella University primarily focuses on master's and doctoral degree offerings, with approximately 60% of its students enrolled in such programs.

Capella University is accredited by the Higher Learning Commission (the "Higher Learning Commission" or "HLC"), a higher education institutional accrediting agency recognized by the Department of Education.

Curriculum

Capella University's educational offerings are competency-based and delivered in two online, convenient, and flexible formats known as GuidedPath and FlexPath. Capella University designs its curricula to help working adult students develop specific competencies they can apply in their workplace. Capella University's GuidedPath delivery model consists of credit-hour courses offered on a quarterly academic schedule, which coincide with calendar quarters. Capella University provides new students in most GuidedPath programs the flexibility to begin the first course in their program of study at the beginning of any month. These students then enroll in subsequent courses on a regular quarterly course schedule. Students enroll in one to two courses per quarter depending on the program. Each course has a designated start date, and most courses last for ten weeks.

Capella University develops GuidedPath courses to be asynchronous, allowing students to attend each course according to their weekly schedule. GuidedPath students demonstrate their mastery of competencies through authentic assessments. They must participate weekly in discussions and/or respond to questions posed by the instructor and other students' comments. This format provides an interactive experience in which each student is encouraged and required to be actively engaged. Faculty are also required to have substantive engagement in courses each week. Capella University's online format provides a digital record of student interactions for the course instructor to assess students' engagement levels and demonstrate required competencies. The course design also includes an assessment of course competencies.

Capella University also offers courses in a second format called FlexPath. The FlexPath delivery model is a form of competency-based education untethered from the traditional credit hour, called direct assessment. In FlexPath, faculty assess students' mastery of competencies through authentic assessments upon student submission. FlexPath students set their own deadlines, demonstrate competencies via authentic assessment, and move through courses at their speed, allowing them to accelerate or slow down to meet their learning needs and schedule demands.

The primary exception to Capella University's online format is for specific doctoral and master's degree programs related to professional licensure. These students participate in periodic residencies, year-in-residencies, and supervised practica and internships as part of their programs. Residencies typically last four to 12 days and are required, on average, yearly for students in applicable programs. The program in which the student is enrolled determines the length of the supervised practica and internships.

Capella University also offers certificate programs, consisting of a series of courses focused on a particular area of study, for students who seek to enhance their skills and knowledge. Online certificate courses can be taken to prepare for an undergraduate degree program, graduate degree program or on a stand-alone basis. The duration of certificate programs ranges from two quarters to approximately two years.

Faculty

Capella University hires faculty with teaching and/or practitioner experience in their discipline and appropriate academic credentials. The faculty consists of full-time academic administrators as well as core, part-time, and adjunct faculty. The primary responsibilities of full-time academic administrators are to monitor the quality and relevance of curricula, recruit and manage teaching faculty, and maintain accreditation standards. School academic leaders supervise faculty. Core, part-time, and adjunct faculty teach courses, serve on curriculum or other relevant committees, work on curriculum development in their areas of expertise, and serve as comprehensive exam readers and dissertation mentors to doctoral students in addition to other responsibilities.

None of Capella University's employees are a party to any collective bargaining or similar agreement with Capella University. Before offering a teaching assignment, Capella University provides significant training to new faculty members, including an online development program focused on the Capella University way of effective online teaching, its educational philosophy, teaching expectations and its online platform. In addition, the university provides all faculty members with professional development and training opportunities on an ongoing basis.

Organization of Capella University

Overall academic and business decisions of Capella University, including review and approval of the annual financial budget, are directed by its Board of Trustees. Capella University's By-Laws prescribe that a majority of members be independent from Capella University and the Company to assure independent oversight of all academic programs and services. Within the academic, strategic, and financial parameters set by the Board of Trustees, Capella University is managed daily by the Capella University President. The President is responsible for overseeing the implementation of the policies established by the Board of Trustees and is supported in this function by senior administrative officers. The Boards of Trustees of Capella University and Strayer University are independent of each other and from the Board of Directors of Torrens University, and have no overlapping members.

Outreach

Capella University engages in a range of relationship-based marketing activities to build the Capella brand, differentiate it from other educational providers, increase awareness and consideration with prospective students, generate inquiries for enrollment, and stimulate referrals from current students and graduates. These marketing activities include online advertising (display, social, mobile, search, and through aggregators), television, print, radio, email, and direct mail advertising campaigns. Other marketing activities include supportive outreach to current students, participation in seminars and trade shows, and developing key marketing relationships with corporate, healthcare, armed forces, government, and educational organizations.

Student Admissions

Capella University designs its admission process to offer access to prospective students seeking the benefits of post-secondary education while providing feedback to students regarding their ability to complete their chosen program successfully. Generally, students must complete an orientation to online education and a skills assessment before the first course of their program of study, which helps the university understand each students' specific needs and readiness. Students must complete the first course in their program of study to continue their education.

Students enrolling in bachelor's programs must have a high school diploma or a General Educational Development ("GED") and demonstrate competence in writing and logical reasoning during the first course of their program of study. Additionally, applicants to undergraduate programs who do not have transferable credits from an accredited higher education institution must pass assessments in writing and reading before acceptance into the program. Students enrolling in graduate programs must have the requisite undergraduate academic degree from an accredited institution and a specified minimum grade point average. In addition to standard admission requirements, Capella University requires applicants to some programs to provide additional application material and information and/or interview with and be approved by faculty.

Tuition and Fees

Capella University's overall tuition rates vary by discipline, length of program, and degree level. Students in the GuidedPath credit hour programs are charged tuition on a per course or per term basis. Students in select doctoral programs are charged tuition at a fixed quarterly amount, regardless of the number of courses for which the student registers. Tuition for FlexPath doctoral, master's and bachelor's programs is priced at a flat, fixed amount for each 12-week subscription period. There is no maximum course load during each subscription period; however, a maximum of two FlexPath courses can be taken at any one time. Students in credit hour certificate programs are charged tuition on a per course basis. Tuition rates are reviewed at least annually. Year-over-year tuition adjustments are specific to the program or specialization and depend on market conditions, program differentiation or changes in operating costs that have an impact on price adjustments of individual programs or specializations.

Capella University offers scholarships and tuition discounts, under a variety of different programs, to members of the armed forces and in connection with various corporate, healthcare, federal and educational marketing relationships. Throughout the past several years, Capella University has expanded and refined its offering of student success scholarships under various programs to promote affordability and encourage students to remain enrolled. Students must meet admission requirements, enroll, and apply within certain timeframes to receive the scholarships, which are generally awarded over a period of four to eight consecutive quarters.

Career Development Services

Capella University provides all students and alumni career counseling, job search advising, and career management support. Career counselors interact with students and alumni via email, telephone, and online seminars to assist with career-related activities such as resume development; curriculum vitae and cover letter development; interview preparation; effective job search strategies; and career advancement efforts. The Career Center's online iGuide resources help students gather occupational information and trends, access job postings and view sample job search documents. Enrollment counselors also assist prospective students in selecting the Capella University program and specialization that best suits their professional aspirations.

Strayer University

Founded in 1892, Strayer University is an accredited institution of higher education offering undergraduate and graduate degree programs in business, criminal justice, education, health services, information technology, and public administration, at physical campuses, predominantly located in the eastern United States, and online. By offering its programs both online and in physical classrooms, Strayer University provides its working adult students with flexibility and convenience. Strayer University also offers an MBA online through the Jack Welch Management Institute ("JWMI"). JWMI is a Top-10 Princeton Review-ranked online MBA program. Strayer University also offers non-degree web and mobile application development courses through Hackbright and Devmountain.

Strayer University is accredited by the Middle States Commission on Higher Education ("Middle States" or "Middle States Commission"), a higher education institutional accrediting agency recognized by the Department of Education.

Curriculum

Strayer University offers business, information technology, and professional curricula to equip students with specialized and practical knowledge and skills for careers in business, industry, and government. Academic leaders regularly review and revise Strayer University's course offerings to improve its educational programs and respond to competitive changes in job markets. Strayer University evaluates new programs and degrees to stay current with the needs of students and their employers.

Strayer University's academic programs are primarily offered on a quarterly academic schedule, which coincides with calendar quarters. Although most of its programs are offered at campuses and online, Strayer University adapts its course offerings to the demands of the student population at each location. Strayer University students may enroll in courses at more than one campus and take some or all of their courses online. All course modalities have the same academic requirements and content, and are taught by Strayer University faculty. Throughout a course, faculty assess students performance, respond to inquiries, and interact with students to support their learning efforts.

Strayer University structures its curricula to allow students to advance sequentially from one learning level to another by applying credits earned in one program toward attainment of a more advanced degree. For example, a student originally pursuing an associate's degree in information systems can extend his or her original educational objective by taking additional courses leading to a bachelor's degree in information systems, and ultimately a master's degree in information systems. This curriculum design provides students a level of competency and a measure of attainment in the event they interrupt their education or choose to work in their field of concentration prior to obtaining their final degree.

Faculty

Strayer University hires faculty who hold appropriate academic credentials, are dedicated, active professionals in their fields, and are enthusiastic and committed to teaching working adults. Strayer University's faculty includes both full-time and part-time faculty members. In accordance with Strayer University's educational mission, Strayer University faculty members focus their efforts only on teaching and student support, and not on research and/or publishing. The normal course load for a full-time faculty member is five courses per quarter for each of three quarters, or 15 courses per academic year. Certain high-performing faculty have been promoted into what we call "10x" teaching roles where they are provided with technology and support resources that enable them to teach much larger class cohorts than was previously possible.

None of Strayer University's employees are a party to any collective bargaining or similar agreement. Strayer University provides financial support for faculty members seeking to enhance their skills and knowledge through a professional development funding program that reimburses eligible faculty and deans for continuing their education and completing courses, seminars, and various programs that enhance their current credentials and knowledge base to improve their content expertise. Strayer University also conducts annual in-house faculty workshops in each discipline.

Organization of Strayer University

Overall academic and business decisions of Strayer University, including review and approval of the annual financial budget, are directed by its Board of Trustees. Strayer University's By-Laws prescribe that a majority of members be independent from Strayer University and the Company to assure independent oversight of all academic programs and services. Within the academic, strategic, and financial parameters set by the Board of Trustees, Strayer University is managed daily by the Strayer University President. The President is responsible for overseeing the implementation of the policies established by the Board of Trustees and is supported in this function by senior administrative officers. The Boards of Trustees of Capella University and Strayer University are independent of each other and from the Board of Directors of Torrens University, and have no overlapping members.

Outreach

Strayer University engages in a broad range of activities to inform working adults and their employers about the programs offered to identify potential students. These activities include direct, digital, and social media marketing, marketing to existing students and graduates, print and broadcast advertising, student referrals, and corporate and government outreach activities. Direct response methods (direct, digital, and social media marketing) are used to generate inquiries from potential students. Strayer University maintains booths and information tables at various conferences and expos, as well as at transfer days at community colleges. Recommendations from its alumni network also maintain and enhance Strayer University's reputation and promote its quality education. Its business-to-business outreach efforts include personal telephone calls, distribution of information through corporate intranets and human resource departments, and on-site information meetings. Strayer University records inquiries in its database and tracks them through to application and registration. Additionally, information about new programs is provided to students and alumni to encourage them to return for further education.

Student Admissions

Students attending Strayer University's undergraduate programs must possess a high school diploma or a GED. Students attending Strayer University's graduate programs must have a bachelor's degree from an accredited institution and meet certain other requirements. If a student's undergraduate major varies widely from the student's proposed graduate course of study, certain undergraduate prerequisite courses may also be necessary for admission. To maximize undergraduate students' chances for academic success and to give them the support they need, Strayer University evaluates incoming students' proficiency in fundamental English and math prior to the first quarter's registration.

International students applying for admission must meet the same admission requirements as other students. Those students whose native language is not English must provide evidence that they are able to use the English language with sufficient proficiency to perform college-level work in an English-speaking institution.

Tuition and Fees

Strayer University charges tuition by the course. Tuition rates vary based on degree level and program. In addition, tuition rates may vary in states with specific regulations governing tuition costs. Tuition rates are reviewed at least annually. Year-over-year tuition adjustments are specific to the degree level or program and depend on market conditions, program differentiation or changes in operating costs associated with the degree level or program.

Strayer University offers scholarships and tuition discounts to students under a variety of different programs and in connection with various corporate and government sponsorship and tuition reimbursement arrangements. One such program is the Graduation Fund, whereby qualifying students earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains enrolled in the program. In their final academic year, qualifying students will receive one free course for every three courses that the student successfully completed in prior years. However, students who have more than one consecutive term of non-attendance lose any Graduation Fund credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future.

Career Development Services

Although most of Strayer University's students are already employed, Strayer University actively assists its students and alumni with career-related matters. The focus for Career Services at Strayer University is to provide career guidance and resources to assist students and alumni in reaching their educational and professional goals. Services are delivered through various media including online, in person, recorded video, books, periodicals, and by telephone. The services provided include career webinars, recorded seminars, career teleconferences, career advising, and resume review.

Australia/New Zealand Segment

The Australia/New Zealand ("ANZ") segment is comprised of Torrens University, Think Education, and Media Design School (collectively the "ANZ institutions").

Founded in 2013, Torrens University is the only investor-funded University in Australia. Torrens University offers undergraduate, graduate, higher degree by research, and specialized degree courses primarily in five fields of study: business, design and creative technology, health, hospitality, and education. Courses are offered both online and at physical campuses. Torrens University is registered with the Tertiary Education Quality and Standards Agency ("TEQSA"), the regulator for higher education providers and universities throughout Australia, as an Australian University that is authorized to self-accredit its courses.

Think Education is a vocational registered training organization and accredited higher education provider in Australia. Think Education delivers education services at several campuses in Sydney, Melbourne, Brisbane, and Adelaide as well as through online study. Think Education and its colleges are accredited in Australia by TEQSA and the Australian Skills Quality Authority ("ASQA"), the regulator for vocational education and training organizations that operate in Australia.

Media Design School is a private tertiary institution for creative and technology qualifications in New Zealand. Media Design School offers industry-endorsed courses in 3D animation and visual effects, game art, game programming, graphic and motion design, digital media artificial intelligence, and creative advertising. Media Design School is accredited in New Zealand by the New Zealand Qualifications Authority ("NZQA"), the organization responsible for the quality assurance of non-university tertiary training providers.

Student Profile

The following is a breakdown of students by program level enrolled in the ANZ institutions as of December 31, 2023:

Program	Total ANZ students	Percentage of ANZ students
Bachelor's	8,959	47%
Master's	4,846	25%
Doctoral	97	1%
Associate's	74	*
Certificate/Other	5,276	27%
Total Students	19,252	100%

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* Represents less than 1%.

The ANZ institutions have a diverse student population. Of the students enrolled at the end of 2023, approximately 32% were age 31 or older, approximately 20% were engaged in part-time study, approximately 64% of students self-reporting their gender were female, and approximately 1% were Aboriginal or Torres-Strait Islanders.

Students attending the ANZ institutions primarily consist of recent high school graduates as well as working and non-working adults. The student population includes domestic students, representing citizens or permanent residents of Australia and New Zealand, and international students. Of the students enrolled at the end of 2023, approximately 52% were domestic students, and approximately 48% were international students attending classes in person (typically on a student visa), at a foreign partner campus, or online.

Curriculum

The ANZ institutions offer undergraduate, graduate, higher degree by research, and specialized degree courses as well as vocational programs. The variety of educational programs offered include both accredited and non-accredited courses that are offered online, in person at physical campuses, or a combination of online and in person. The ANZ institutions have strong industry partnerships and design the majority of their courses in collaboration with these industry partners. Further, a significant portion of the teaching staff also work in the industry related to the subject/discipline in which they teach and are therefore industry-connected subject matter experts.

The majority of students enrolled in ANZ institutions enroll in trimesters, lasting 12 weeks and commencing at approximately mid-February, early June and mid-September. Students generally enroll in one to three subjects per trimester, depending on their mode of study, and for international students, depending on minimum load requirements attached to their visa. Students are assessed in full each trimester, and will re-enroll into further subjects in subsequent trimesters.

Courses are offered either in person or online, and students may elect to take a combination thereof. International students are subject to government regulation with respect to the proportion of their study that must be taken face-to-face. Both modes of study are priced consistently, subject to the same admission requirements, policies and procedures and receive the same level of service and support.

The structure of curricula allows students to apply credits earned in one program toward attainment of more advanced qualifications, with an ability to progress from vocational to higher education, from diplomas to bachelor's and then into post-graduate programs. Within Australia this academic credit is transferable across institutions.

Faculty

The faculty at ANZ institutions consists of both full-time and part-time faculty members. In Australia and New Zealand, the primary qualification faculty members must have to teach at an institution of higher education is a degree that is at least one level higher than the relevant discipline they are teaching, in order to demonstrate their advanced skills, knowledge and understanding of the subject matter.

Torrens University is required to maintain a robust and active research agenda in order to maintain its registration as a University. As such, all faculty are expected to be involved in scholarship and/or research programs. Torrens University has an outstanding group of senior research leaders in the disciplines of artificial intelligence and health, and are forming new research groups in business, design, education, and disability. To be accredited as a University in Australia, Torrens University must ensure three of its research areas are at a world class standard and must report regularly on its research outcomes.

All new faculty are required to complete an academic on-boarding program, which includes an introduction to the institution they are joining. The on-boarding program is followed by a rolling schedule of training sessions and symposiums during the year addressing key topics relating to teaching and learning, thus enabling staff to continuously develop their skills and remain up-to-date with new developments. In addition, an Academic Professional Development program is available to all academic staff, which provides opportunities from core competency development to advanced teaching methodologies. These programs are delivered as formal trainings, national symposiums, online facilitated seminars, informal community-based professional learning events and access to a learning and teaching resource repository and network.

Organization of the ANZ Institutions

Each ANZ institution has a local Governing Board, as well as an Academic Board that oversees all three institutions. The Governing Board meets at least quarterly and provides oversight of the management of the institutions, which includes providing input into strategic direction, risk management, academic governance, reporting and disclosure, performance, corporate governance and delegations. The Academic Board, on delegated authority from the Governing Boards, has principal responsibility for quality assurance of all academic activities of the institutions, including the maintenance of high standards in teaching and scholarship. The Executive Leadership team oversees the operational leadership and strategic direction of the institutions with clear delegations and direction from each of the institution's Governing Boards.

Outreach

Marketing and sales initiatives vary depending on the type of prospective students being targeted. Marketing to international students is primarily delivered through international agents and events that are largely relationship-based while marketing to domestic students is primarily delivered digitally and in high schools. These marketing activities include digital paid campaigns, social media engagement as well as events such as open days for students to come learn about the institutions, seminars or webinars that are offered both in person and virtual, as well as through high school career fairs or agents' career fairs for international students.

Student Admissions

Torrens University and Think Education (Australia)

Students enrolling in higher education undergraduate courses must satisfy minimum admission criteria and any course prerequisites. The admission requirements vary based on an applicant's current level of education and work experience. Students enrolling in higher education graduate courses must demonstrate their ability to undertake postgraduate studies in the proposed field. The admission criteria are course-specific and may include formal educational qualifications, a combination of formal educational qualifications and relevant professional experience, or extensive high-level relevant professional experience. All applications for postgraduate courses are assessed on an individual basis. In addition, when applying for undergraduate or postgraduate study, applicants may be considered under the guidelines of Special Entry and Educational Access Schemes designed to broaden access to the university, address perceived disadvantages or encourage studies in particular disciplines. This group includes, but is not limited to, applicants with physical disabilities, applicants from geographically isolated areas, applicants with economically disadvantaged backgrounds and applicants that are Aboriginal or Torres Strait Islander.

Students enrolling in a vocational education and training program must meet minimum requirements for admission including any course specific requirements and English language requirements. In addition, domestic applicants who wish to access vocational education and training ("VET") student loans will be assessed to establish if they have the aptitude to complete the qualification. Evidence to demonstrate this aptitude includes a completed Australian secondary education or equivalent, or a qualification at the level or below an applicant's desired course.

Media Design School (New Zealand)

Students enrolling in undergraduate courses at Media Design School must have formal academic qualifications from a secondary or tertiary-level school. The specific entry requirements are program-specific and may include interviews, portfolios, work and life experience, informal and non-formal learning, or a combination of these methods. Students enrolling in graduate level courses must demonstrate their capacity to undertake postgraduate studies in their proposed field. The admission requirements are program-specific and may include formal qualifications, extensive relevant professional experience, or a combination of formal qualifications and relevant professional experience. In addition, applicants must provide evidence of meeting the English language proficiency level required by each program.

Tuition and Fees

The ANZ institutions set tuition by course and the tuition is billed by enrolled subject, which varies depending on the discipline, award level, and length of program. Tuition rates are reviewed at least annually, with adjustments influenced by market conditions, changes in operating costs and competitor activity. In addition, the ANZ institutions offer a range of scholarships and discounts to students that are both merit-based and based on specific circumstances. The majority of scholarships are offered to new international students and targeted to particular geographical regions or specific disciplines or courses as a means of enhancing accessibility and affordability.

Career Development Services

Career development services are offered through the Careers Connect platform, which is a digital platform available to students on-demand. Through the platform students can access resume and cover letter review services; search and apply for jobs; search and apply for volunteering, work-integrated learning, industry placements and virtual internships; complete virtual mock interviews; access online resources and webinars relating to job search, career planning, and graduate employment; and view and register for careers and industry-related events. The ANZ institutions also collaborate with industry partners to bring students free virtual work experience to help them build their employability skills. These short experiences, developed by global industry leaders, help students gain practical work skills and receive a certificate upon completion.

In addition, students are provided Success Coaches upon starting their course of study to help prepare and connect to the university support network. The Success Coach team's focus is to help students successfully navigate the educational landscape and build personal and professional capability to improve employability skills.

Education Technology Services Segment

Our Education Technology Services segment is primarily focused on developing and maintaining relationships with employers to build employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate, and degree programs. The employer relationships developed by the Education Technology Services segment are an important source of student enrollment for Capella University and Strayer University, and the majority of the revenue attributed to the Education Technology Services segment is driven by the volume of enrollment derived from these employer relationships. Education Technology Services also supports employer partners through Workforce Edge, a platform which provides employers a full-service education benefits administration solution, and Sophia Learning, which enables education benefits programs through the use of low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities.

Industry Background

The United States market for post-secondary education is large, fragmented, and competitive. According to the National Center for Education Statistics, the total estimated number of post-secondary students enrolled as of the fall of 2022 was approximately 19.0 million. Approximately 1.2 million of these students attended proprietary institutions. Controversy about the cost of higher education, the time commitment required to obtain a degree, under-employment of many college graduates, and persistent negative media coverage have caused some prospective students to question the value proposition of higher education. Further, the COVID-19 pandemic significantly reduced the number of students enrolled in post-secondary education institutions in recent years. According to estimates released by the National Student Clearinghouse Research Center, total enrollments in all higher education sectors declined 0.7% and 2.5% in the fall of 2022 and 2021, respectively. Enrollment at proprietary colleges increased 2.6% in the fall of 2022 and declined 2.1% in the fall of 2021. The industry is heavily dependent on continued availability of funding for programs under Title IV of the Higher Education Act ("Title IV programs"), and concerns about potential reductions in such funding also could negatively affect demand for higher education.

Notwithstanding weaker demand dynamics in past years, including the more recent adverse impact from the COVID-19 pandemic, we believe that over time, demand for post-secondary education in the United States will continue to increase as a result of demographic, economic, and social trends. The U.S. Census Bureau has reported that approximately 64.5 million adults over the age of 25 in the United States do not have more than a high school education, and approximately 33.0 million adults over the age of 25 have some college experience but have not completed a college degree. Other trends that could positively affect demand for our programs include:

- increasing demand by employers for specific types of professional and skilled workers;

- expansion of employer provided tuition assistance programs as a mechanism to attract and retain employees;

- growth in the number of high school graduates from 2.8 million in 1999-2000 to an estimated 3.7 million in 2023-2024, according to the National Center for Education Statistics;

- the significant and measurable income premium and enhanced employment prospects attributable to post-secondary education;

- a number of initiatives underway to reduce the cost of a post-secondary education; and

- continued demand from working adults for programs offered by accredited institutions.

Prior to the COVID-19 pandemic and the corresponding closure of Australia's borders, the Australian higher education market experienced consistent enrollment growth. However, due to Australia closing its borders in response to the COVID-19 pandemic in early 2020 and visa processing delays when the borders reopened in early 2022, international enrollments have declined in recent years, resulting in overall enrollment declines in Australia. Estimated total higher education enrollments in Australia decreased approximately 5% between 2019 and 2022, driven largely by the decline in international enrollments. With Australia's borders fully reopened, the Australian higher education market is expected to return to enrollment growth.

Competition

The post-secondary education market is highly competitive, with no private or public institution holding a significant market share. Capella University, Strayer University, and Torrens University (the "Universities") compete primarily with traditional public and private two-year and four-year degree-granting accredited colleges and universities, other proprietary degree-granting accredited schools, vocational education organizations, and alternatives to higher education, such as employment and military service. In addition, we face competition from various non-traditional, credit-bearing and noncredit-bearing education programs provided by proprietary, public, and not-for-profit providers, including massive open online courses offered worldwide without charge by traditional educational institutions and other direct-to-consumer education services. As the proportion of traditional colleges providing alternative learning modalities increases, we face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence and colleges in states that offer various forms of "free college" programs. As online learning matures as a modality for education delivery across higher education, we believe that the intensity of the competition we face will continue to increase.

We believe the key factors affecting our competitive position include the quality of our programs, the quality of other support services provided to students, our reputation among students and in the general marketplace, the cost and perceived value of our offerings, the employment rate and terms of employment for our graduates, the ease of access to our offerings, the quality and reputation of our faculty and other employees, the quality of our campus facilities and online platforms, the time commitment required to complete our programs and obtain a degree, the quality and size of our alumni base, our partnerships with employers, and our relationship with other learning institutions.

Company Strengths

We have a strong track record of providing practical and convenient education programs and solutions for working adults, employers, and recent high school graduates. We believe the following strengths position us to capitalize on the demand for post-secondary education:

- *Focus on innovation.* We value innovation and actively invest in the educational experience to improve student success and employment outcomes, while also addressing challenges including the affordability of higher education and meeting the skill requirements of employers. Capella University's competency-based learning infrastructure and direct assessment capabilities through the FlexPath learning model, Strayer University's video, simulation and content and student support capabilities, and Torrens University's virtual career expo are examples of this drive to transform education delivery and learning by working adults. The Universities leverage these transformational capabilities to provide high quality, easily accessible, and affordable educational programs to students.

- *Consistent operating history.* Strayer University, Capella University, and Torrens University have been in continuous operation since 1892, 1993, and 2013, respectively, and all three institutions have demonstrated an ability to operate consistently and grow profitably. As a combined global Company, we have continued and enhanced this track record, with broader, more diversified product offerings, a balanced revenue mix, financial and operational synergies, and greater scale.

- *Practical and diversified programs.* We offer programs in practical areas of adult education. In order to keep pace with a changing knowledge-based economy, we constantly strive to meet the evolving needs of our students and their current and prospective employers by regularly refining, updating, and adding to our portfolio of educational offerings. We have a diversified program portfolio that includes Strayer University's primarily undergraduate programs in business, criminal justice, and information technology, and an online MBA program offered through the Jack Welch Management Institute; Capella University's primarily graduate-focused, competency-based programs in healthcare and counseling, including a robust doctoral portfolio; and ANZ's certificate and degree programs offered through Torrens University, Think Education, and Media Design School including post-graduate programs in business administration, information systems and public health, Torrens University's Blue Mountains International Hotel Management and Billy Blue Design schools, accredited nursing bachelor's degree, and award-winning creative and digital technology qualifications. This program diversity helps us better meet the educational needs of students in today's workforce.

- *Focus on adults pursuing career-relevant degree and non-degree programs.* We focus on serving adults who are pursuing undergraduate and graduate degrees as well as non-degree certificates and training programs that will help them advance their careers and employment opportunities. We provide high quality student support services such as advising, writing, tutoring and research support; administrative services; library services; financial aid counseling; and career counseling. We leverage data and analytics to create personalized experiences for our students, which are reflected in our persistence improvements and continued high student satisfaction.

- *Flexible program offerings.* We offer flexible programs that allow students to attend classes and complete coursework during the day, in the evening, and on weekends throughout the calendar year at the student's convenience through our comprehensive online program offerings.

- *Attractive and convenient campus locations.* Physical presence is an important strength for us, notwithstanding the fact that most academic activity occurs online. Strayer University has campuses that are attractive and modern, offer conducive learning environments in convenient locations, and provide many online students with a physical location to study and to meet with admissions officers and academic advisors. These physical campuses are unique in comparison to most online education programs and position Strayer University to support its online learners more effectively. ANZ campuses are located in central business districts of major cities across Australia and New Zealand, with accessibility and proximity to industry partners, and offer a focused and personal learning experience to students.

- *Established brand names and alumni support.* Capella University and Strayer University are established brand names in post-secondary adult education. Their students and graduates are effective ambassadors of both brands through their work at companies across corporate America and, along with our growing alumni networks, foster greater brand awareness and additional referral opportunities for new students. ANZ continues to build the reputation and brand awareness of Torrens University through the success of its students and graduates, its research programs and its relationships with key industry partners, while also leveraging existing strengths in its established college brands, including Think Education and Media Design School.

Company Strategy

Our goal is to be a leading innovator and provider of career-relevant and meaningful education programs that prepare students for advancement in their careers and professional lives, and promote economic mobility. We have identified the following strategic priorities as key to achieving our goal:

- *Improve student success* — Our success depends on the success of our students. The more we focus on helping our students succeed, the more likely it is that we will succeed. In order to improve student success, we must continue to hire outstanding faculty, produce high quality academic content, and employ cutting edge technology that enables us to deploy faculty and content in increasingly efficient and effective ways.

- *Enhance student experience* — Our students are predominately working adults who are furthering their education in order to advance their careers and professional lives. Our students are busy with work and family responsibilities that leave little time for other endeavors. Thus, we make every effort to make all interactions with our students productive, and we are constantly looking for ways to serve them better. This initiative includes leveraging technology, including artificial intelligence and automation, to improve student support in the areas of advising, tutoring, registration, campus and online technology, and administration. We measure our performance through student surveys and focus groups as well as through metrics like persistence, continuation, and return on student investment.

- *Address affordability* — Recognizing that affordability is a significant factor in a prospective student's decision to further his or her education, we have implemented various initiatives to make our programs more affordable. For example, Capella University's FlexPath direct assessment model provides opportunity to drive affordability through the potential for lower tuition costs, reduced time to completion, and increased flexibility. Additionally, through the Graduation Fund at Strayer University, qualifying students enrolled in a bachelor's degree program are eligible to receive one free course for every three courses successfully completed towards a degree. The free courses earned are redeemable in a student's final academic year. The Universities have also instituted various other tuition reductions and scholarships. Through Sophia Learning, we provide low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities, which can dramatically lower the cost of getting a degree. We continue to monitor and assess the impact of our affordability initiatives and explore other ways to make our offerings as affordable as possible. We are also focused on deploying more robust technology innovations, including artificial intelligence and automation, which enable us to lower our operating costs and thus improve our ability to support lower tuition.

- *Establish new platforms for growth* — We are continuously looking for new ways to leverage our existing resources and capabilities to accelerate growth and expand benefits to our students through our best-in-class processes and practices and through opportunistic business combinations. We are investing in new platforms and channel capabilities to create improved access and value for students and employers. We also continue to develop new programs and concentrations.

- *Build employer relationships* — We are actively building relationships with employers to create employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate and degree programs. These relationships are an important source of corporate-funded enrollment for Capella University and Strayer University. Our Workforce Edge platform, which provides a full-service education benefits administration solution for employers, is also positioned to drive enrollment in our universities that is less reliant on federal funding.

- *Maintain a high performing, innovative, and adaptable culture* — In order to be a leading provider of educational services, we must have talented and motivated faculty and employees who are passionate about serving students. We encourage all employees to be innovative in their way of thinking and adaptable to change. We strive to attract the best talent and then develop and retain them. We want to be known as an employer of choice and be a place where one can build a long-term career.

Human Capital Resources

As of December 31, 2023, Strategic Education employed 3,774 full-time employees worldwide, of whom 864 were based outside of the United States. In the United States, the Company employed 2,910 full-time employees, including 310 full-time faculty members, and 2,600 non-faculty staff. Outside the United States, the Company employed 265 full-time faculty members, and 599 non-faculty staff. In addition, the Company employed 2,648 part-time faculty members and non-faculty staff worldwide as of December 31, 2023, of whom 953 were based outside of the United States and 1,695 were based in the United States.

The following table presents the gender representation of our U.S. and ANZ employees:

	U.S. employees	ANZ employees
Female	66%	60%
Male	33%	39%
Not Declared	1%	1%

The following table presents the race and ethnicity representation of our U.S. employees:

	U.S. employees
Black or African American	20.8%
Hispanic or Latino	2.8%
Asian	5.1%
White	61.3%
Two or More Races	0.3%
Native Hawaiian or Pacific Islander	0.2%
American Indian or Alaskan Native	0.8%
Not Declared	8.7%

SEI is committed to operating transparently and with the highest standards of integrity. Our guiding principles and leadership behaviors emphasize student-centric priorities and drive us as we continue to build a vibrant, diverse and inclusive culture. Recurring organization health surveys offer employees a way to share feedback with senior leaders on priorities, leadership culture, and the workplace, and are used to shape Company goals. The executive leadership team hosts frequent Company-wide town hall meetings and mentoring sessions that inform employees about the Company's initiatives and results and provide insight on skills and attributes that drive success. The Company also supports numerous platforms for employee engagement, such as community and employee network groups which provide opportunities for employees to experience an inclusive community at SEI through development opportunities, informal mentoring and volunteering.

SEI honors and celebrates diversity, equity and inclusion ("DEI") as core institutional principles. The Company is fully engaged in cultivating a diverse and inclusive workforce and environment that reflects all stakeholders. This activity is aligned with SEI's commitment to advancing diversity in key roles. In 2019, the Company launched the CEO's Council on Diversity, Equity, and Inclusion, an advisory council which is charged with promoting DEI initiatives across the organization. In 2021, we established a DEI Programs Team; appointed from amongst our leadership a Chief Diversity Officer for the Company; and the presidents of Capella and Strayer Universities appointed university-level Diversity Officers. The DEI Programs Team continues to shape and drive forward our enterprise diversity, equity, and inclusion strategy.

The Company is dedicated to attracting, developing and retaining top talent. SEI offers compensation and benefits that are market-competitive and performance-based (in accordance with Department of Education regulations). The compensation programs and policies reflect the Company's commitment to reward performance that aligns with its values and priorities. SEI offers a comprehensive benefits package focused on ensuring our employees are empowered to maintain a healthy work-life balance, a healthy living lifestyle, and financial wellness. SEI's benefits package includes traditional health and wellness benefits, as well as programs to assist employees in accumulating wealth through the Company sponsored 401(k) Plan and Employee Stock Purchase Plan in the United States and through the Company's contributions to the superannuation fund on behalf of employees in Australia. The Company also provides generous paid time off, a wellness plan, paid parental and military leave, as well as giving back and volunteer time.

SEI fosters the growth and career development of its employees by creating solutions that support employees to deliver high performance, grow their careers, and contribute to SEI's mission to enable economic mobility of its students through education. The Company provides opportunities for eligible employees and dependents to attain and enhance their career goals through our Tuition Assistance Program, which provides generous financial support for undergraduate and graduate courses at Capella University, Strayer University, including the Jack Welch Management Institute, and continuing education through Sophia Learning. In addition, the Company provides support for faculty members and employees seeking to enhance their skills and knowledge through professional development opportunities and continuing education. Online learning resources are available that cover a broad range of skills, including leadership, professional development, innovation, communication and technology. The Company has also prioritized identifying high-performing employees to accelerate their development and foster a strong, diverse succession pipeline.

Environmental Responsibilities

SEI is dedicated to creating economic mobility for working adults through innovative learning programs. In our pursuit of this mission, we maintain physical locations to support our employees and students, and are committed to managing these facilities in a manner that minimizes the environmental impact in the communities where we work and live. The Company strives to uphold environmental practices that reduce climate change risks from energy consumption, greenhouse gas emissions, water usage, and waste generation. These practices include:

- Reducing the physical footprint of corporate offices and campuses reduces energy consumption, water usage, and waste generation

  - SEI continues to pursue a goal of reducing its physical footprint, and reduced its overall real estate by approximately 10% compared to square footage occupied in 2022 by implementing more efficient workspace design and eliminating underused campus facilities. The Company will continue to pursue additional opportunities when appropriate.

- Reducing energy consumption, including from non-renewable energy resources

  - Capella University and Strayer University offer robust online curriculums, with 100% of instruction delivered online at Capella University and the majority of instruction delivered online at Strayer University; this online curriculum gives students the ability to access and complete coursework online, reducing the need for physical space and commuting, which in turn reduces energy and water usage, greenhouse gas emissions, and waste generation.

  - Much of SEI's workforce is accustomed to working remotely, again reducing the need for physical space and commuting, which in turn reduces energy and water usage, greenhouse gas emissions, and waste generation.

- Our Minneapolis, MN corporate office is located within a LEED Gold certified building (Leadership in Energy and Environmental Design), which is a U.S. Green Building Council certification.

- The Herndon, VA corporate office is located in a building that is benchmarked within the ENERGY STAR program, which is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy focused on protecting the environment through energy efficient products and practices.

- Our Media Design School campus in Auckland, New Zealand is located in a 6 Star Green Star rated building, which represents leadership in environmentally sustainable building practices.

- SEI is investing in energy-saving interior design options, including updated lighting packages with more efficient LED lighting; occupancy sensors to reduce energy consumption in areas that are not being used; and programmable heating and cooling systems that will only run during operating hours.

- Within campus locations, many property management teams are equipping spaces with energy-saving features including more efficient LED lighting, motion sensor lighting, and energy efficient HVAC systems.

- As a provider of online education, data centers are a critical component of business operations; one of SEI's largest power usages from a data center is from a data center powered entirely by renewable wind energy.

- Reducing greenhouse gas emissions

  - Public transportation is an alternative, green-commuting option. For employees in Minneapolis, MN, SEI covers a portion of public transit costs as an employee benefit.

  - Vehicle charging stations have been installed at the corporate office in Herndon, VA to support employees that choose to utilize alternative fuel vehicles.

  - Many campus city locations are located near mass transportation options.

  - All campuses in Australia and New Zealand are located near a city center and public transportation hubs.

- Reducing water usage

  - Our Herndon, VA and Minneapolis, MN corporate offices and many campus locations, including Australia and New Zealand campuses, use water efficient fixtures to decrease the amount of water usage.

- Reducing waste generation from business operations

  - SEI has recycling programs within operations in the U.S., Australia, and New Zealand to encourage employees to recycle products, including a national contract with a document management company which provides corporate and campus locations with shredding bins on-site to allow business materials to be recycled.

    - Between January 2021 and December 2022, the Company securely recycled approximately 50 U.S. short tons of paper resulting in significant environmental benefits, including benefits from not having to generate new paper. In 2023, the Company securely recycled another approximately 8 U.S. short tons of paper.

- Additional efforts to reduce environmental impacts

  - Green cleaning products are utilized at both the Herndon, VA and Minneapolis, MN corporate offices to reduce impacts to the environment.

  - Within certain campus locations, janitorial companies also use green cleaning products to reduce impacts to the environment.

  - Torrens University Australia, Think Education, and Media Design School are Certified B Corporations, meaning they meet high standards of verified performance, accountability, and transparency on factors including supply chain practices and overall environmental sustainability.

Information About Our Executive Officers

For a description of Strategic Education, Inc.'s senior management, see the biographical information set forth in Item 10 below, which is incorporated herein by reference.

Intellectual Property

In the ordinary course of business, we develop many kinds of intellectual property that are or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. Such intellectual property includes, but is not limited to, our courseware materials for classes taught online or by other distance-learning means and business know-how and internal processes and procedures developed to respond to the requirements of our operations and various education regulatory agencies. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from third parties on a royalty-fee basis.

We also claim rights to certain marks and have obtained or have pending applications in the U.S. and select foreign jurisdictions for registration of the marks, including the marks "CAPELLA" and "STRAYER" for educational services, and certain other distinctive logos, along with various other trademarks, service marks and domain names related to our offerings. In addition, we have the rights to trade names, logos and other intellectual property specific to our international institutions including "Torrens University Australia," "Think Education Group," and "Media Design School," in the countries in which those institutions operate.

Regulation

U.S. Regulatory Environment

As institutionally accredited institutions of higher education operating in multiple jurisdictions, Capella University and Strayer University are subject to accreditation rules and varying state licensing and regulatory requirements. In addition, the Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Capella University and Strayer University, to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad: (1) the institutional accrediting agencies recognized by the U.S. Secretary of Education ("Secretary of Education"); (2) state education regulatory bodies; and (3) the federal government through the Department of Education. Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. We have established regulatory compliance and management systems and processes under the oversight of our Chief Financial Officer and our General Counsel that are designed to meet the requirements of this regulatory environment. The regulations, standards, and policies of these regulatory agencies are subject to frequent change.

We cannot predict the actions that the Administration, Congress, accreditors, or states may take or their effect on Capella University, Strayer University, or the Company. Among other things, Congress may reauthorize the Higher Education Act and adopt, repeal or amend other legislation affecting higher education institutions. Congress or the Administration may also delay, block, modify, or eliminate certain Title IV and other regulations applicable to higher education institutions, or the Administration or states may promulgate new regulations via a negotiated rulemaking process, or otherwise. In addition, the Administration may interpret, apply, and enforce Title IV and other regulations in a manner different from past guidance and practice.

U.S. Department of Education

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be authorized to offer its educational programs by each state in which it maintains physical presence, as defined by the state, and maintain institutional accreditation by a recognized accrediting agency, as discussed below. The institution also must be certified by the Department of Education to participate in Title IV programs and follow Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. For purposes of Title IV programs, Strayer University and all of its campuses are considered a single institution of higher education, such that Department of Education requirements applicable to an institution of higher education are generally applied to all of Strayer University's campuses in the aggregate rather than on an individual basis. Capella University is also considered to be a single institution of higher education. On December 13, 2021, the Department and Strayer University executed a new Program Participation Agreement, approving Strayer University's continued participation in Title IV programs with full certification through September 30, 2025. On April 18, 2023, the Department and Capella University executed a new Program Participation Agreement, approving Capella University's continued participation in Title IV programs with full certification through September 30, 2025.

U.S. Accreditation

Accreditation is a system for recognizing educational institutions and programs for integrity, educational quality, faculty, physical resources, administrative capability, and financial stability that signifies that they merit the confidence of the educational community and the public. In the United States, this recognition comes primarily through private voluntary associations of institutions and programs of higher education. These associations establish criteria for accreditation, conduct peer-review evaluations of institutions and programs, and publicly designate those institutions and programs that meet their standards. Accredited institutions or programs are subject to periodic review by accrediting bodies to determine whether such institutions or programs continue to maintain the performance, integrity, and quality required for accreditation. If an institution's or program's performance does not meet its accrediting agency's (or possibly other regulators') expectations or applicable standards, then its operations may be conditioned or severely constrained, or the institution's accreditation may be withdrawn, depending on the severity of the noncompliance.

Accreditation is an important attribute of Capella University and Strayer University. Colleges and universities depend on accreditation to evaluate transferability of credit and applications to graduate schools. Employers sometimes rely on the accreditation status of institutions when evaluating a candidate's credentials or considering tuition reimbursement programs. Students rely on accreditation status for assurance that an institution maintains quality educational standards.

In order for institutions to be eligible to participate in federal student financial assistance programs, they must be accredited by an institutional accreditor recognized by the Secretary of Education. On November 1, 2019, after a negotiated rulemaking and public comment process, the Department of Education amended its regulations governing the recognition of accrediting agencies, effective July 1, 2020 (the "State Authorization and Accreditation final rule"). The final regulations revise in some respects the Department's process for recognition and review of accrediting agencies, the criteria used by the Department to recognize accrediting agencies, and the Department's requirements for accrediting agencies in terms of their oversight of accredited institutions and programs. These and other changes may affect the accrediting agencies' treatment of the institutions under their jurisdiction. For example, the rule allows accreditors to have alternative standards, policies, and procedures in the interest of innovation or to address undue hardship to students, provided certain criteria are met. The rule also repeals the strict geographic scope of institutional accreditors. Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on accreditation and related issues.

The Higher Education Act charges the National Advisory Committee on Institutional Quality and Integrity ("NACIQI") with recommending to the Secretary of Education which accrediting or state approval agencies should be recognized as reliable authorities for judging the quality of post-secondary institutions and programs. On May 31, 2023, the Department of Education, acting on the recommendation of NACIQI, renewed its recognition of the Higher Learning Commission for a period of five years and required it provide a monitoring report regarding one item of substantial compliance, and continued the current recognition of the Middle States Commission on Higher Education for one year, requiring a compliance report regarding one item of noncompliance.

If an institutional accreditor loses recognition by the Secretary of Education, an institution may be allowed to continue its participation in Title IV programs on a provisional basis for a period not to exceed 18 months to allow the institution to seek accreditation from another recognized accrediting agency. An institution that does not become accredited by another recognized accreditor within 18 months will lose Title IV eligibility.

Capella University

Capella University has been institutionally accredited since 1997 by the Higher Learning Commission, a higher education institutional accrediting agency recognized by the Secretary of Education that accredits degree-granting public and private colleges and universities throughout the United States. The Higher Learning Commission is the same accrediting agency that accredits such universities as Northwestern University, the University of Chicago, the University of Minnesota and other degree-granting public and private colleges and universities.

On January 13, 2023, the Higher Learning Commission communicated that it reaffirmed and continued Capella University's accreditation, with the next reaffirmation of accreditation set for 2032-33. The reaffirmation enables Capella University to continue to participate in Title IV programs.

The Higher Learning Commission is continuously developing new standards and approval processes under which it evaluates programs and institutions. Consistent with that approach, the Higher Learning Commission's current policies include giving HLC more discretion to designate institutions to be in "financial distress" or under "government investigation." Receipt of these designations could affect future accreditation status and eligibility for Title IV aid under the Department of Education's "financial responsibility" triggers. While the Company believes its strong reputation and compliance record will continue to place Capella University in favorable standing, there is sufficient breadth and discretion within the policy that government investigation, litigation, or financial or other circumstances could result in an impact to our business from the application of the policies.

In addition to institutional accreditation, Capella University has obtained specialized or programmatic accreditation, or professional recognition, for specific programs including from the following organizations: The Association for Behavior Analysis International; Computing Accreditation Commission of the Accreditation Board for Engineering and Technology; ACBSP; Council for Accreditation of Counseling and Related Programs; Council for the Accreditation of Educator Preparation; Commission on Accreditation for Marriage and Family Therapy Education; Council on Social Work Education; Council for Standards in Human Services Education; the National Security Agency and the U.S. Department of Homeland Security; Project Management Institute — Global Accreditation Center for Project Management; and SHRM. The Bachelor of Science in Nursing, Master of Science in Nursing, and Doctor of Nursing Practice degree programs at Capella University are accredited by the Commission on Collegiate Nursing Education.

Strayer University

Strayer University has been institutionally accredited since 1981 by Middle States, an institutional accrediting agency recognized by the Secretary of Education. Middle States accredits degree-granting public and private colleges and universities throughout the United States, including distance education programs offered by those institutions. Middle States is the same accrediting agency that accredits such universities as Georgetown University, Columbia University, the University of Maryland, and other degree-granting public and private colleges and universities.

Strayer University went through a period of reaffirmation of accreditation that began in 2015 and lasted through June 2017, when Middle States reaffirmed Strayer University's accreditation. Strayer University's period of accreditation by Middle States extends into 2025.

In 2016, Middle States provided that reaccreditation for all of its institutions will be for a period of eight years (rather than ten, as previously was the case) and that institutions will be required to submit annual reports on student achievement and financial sustainability. Middle States may request supplemental information reports following receipt of an institution's annual report. In November 2023, Middle States requested that Strayer University provide a supplemental information report regarding graduation rates and annual enrollment in accordance with Middle States' monitoring policies and procedures as well as 34 C.F.R. § 602.19(d) (related to monitoring of institutions experiencing enrollment growth). Strayer University submitted its supplemental information report to Middle States in December 2023. The University's next periodic evaluation date is scheduled for 2025-2026.

All of Strayer University's substantive changes require prior Middle States approval. Such changes include, but are not limited to, educational programs at different levels or different subject areas, certain contractual arrangements with other institutions providing a portion of an educational program, establishment or closure of additional locations and branch campuses, and changes in ownership or control.

In addition to institutional accreditation, Strayer University has obtained specialized or programmatic accreditation, or professional recognition, from the following organizations for specific programs: the Accreditation Council for Business Schools and Programs ("ACBSP"), the Society for Human Resource Management ("SHRM"), and the National Security Agency's Committee on National Security Systems.

Shared-Services Agreements

Strategic Education, Inc. has entered into shared-services agreements with both Capella University and Strayer University to provide certain services, including but not limited to finance, legal, human resources, information technology, financial aid, and marketing. The services are governed by Master Services Agreements, which provide, among other things, for oversight of the services by the governing board of each University. The Company continues to look for additional opportunities to provide shared services to the two universities, and believes that the agreements meet all regulatory and accreditation standards.

U.S. State Education Licensure

Licensure of Physical Campuses

The Higher Education Act and certain state laws require Capella University and Strayer University to be legally authorized to provide educational programs in the states in which the universities are physically located or otherwise have a physical presence as defined by the state. Capella University is registered as a private institution with the Minnesota Office of Higher Education pursuant to Minnesota Statute sections 136A.61-131A.71, as required for most post-secondary private institutions that grant degrees at the associate level or above in Minnesota, and as required by the Higher Education Act to participate in Title IV programs. Capella University is also authorized to operate in Florida.

Strayer University is authorized to offer programs by the applicable educational regulatory agencies in all states where Strayer's physical campuses are located. Strayer University is dependent upon the authorization of each state where Strayer is physically located to allow the University to operate and to grant degrees, diplomas, or certificates to students in those states. Strayer University is subject to extensive regulation in each jurisdiction in which campuses are located, including in 2023: Alabama, Arkansas, Delaware, Florida, Georgia, Maryland, Mississippi, New Jersey, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia, and Washington, D.C.

Capella University and Strayer University will be subject to similar extensive regulation in those additional states in which we may physically expand our operations in the future. State laws and regulations affect our operations and may limit our ability to introduce new and existing educational programs or establish new campuses.

On October 29, 2010, the Department of Education adopted regulations, effective July 1, 2011, that set requirements on states for their authorization of schools for purposes of Title IV eligibility. We believe that every state above in which Capella University and Strayer University are authorized has processes in place that comply with these requirements.

Authorization of Online Programs

The increasing popularity and use of the internet and other technology for the delivery of education has led, and may continue to lead, to the adoption of new laws and regulatory practices in the United States or foreign countries or to the interpretation of existing laws and regulations to apply to such services.

These new laws and interpretations may relate to issues such as the requirement that online education institutions be licensed as a school in one or more jurisdictions even where they have no physical location. New laws, regulations, or interpretations related to doing business over the internet could increase the Universities' cost of doing business, affect the Universities' ability to increase enrollments and revenues, or otherwise have a material adverse effect on our business.

Various regulations regarding state authorization of distance education have been issued in recent years. On December 19, 2016, the Department issued final regulations addressing state authorization of distance education, which became effective on May 26, 2019. These regulations included, among other things, the requirement that an institution offering Title IV-eligible distance education or correspondence courses be authorized by each state in which enrolled students reside, if such authorization is required by the state. Institutions could obtain such authorization directly from the state or (except in California) through a state authorization reciprocity agreement. The regulations defined a state authorization reciprocity agreement as an agreement between two or more states that authorizes an institution located and legally authorized in a state covered by the agreement to provide post-secondary education through distance education or correspondence courses to students in other states covered by the agreement and does not prohibit a participating state from enforcing its own laws with respect to higher education. The regulations also required institutions to document the state process for resolving complaints from students enrolled in programs offered through distance education or correspondence courses for each state in which such students reside.

In addition, the regulations required an institution to provide public and individualized disclosures to enrolled and prospective students regarding its programs offered solely through distance education or correspondence courses. The public disclosures would include state authorization for the program or course, the process for submitting complaints to relevant states, any adverse actions by a state or accrediting agency related to the distance education program or correspondence course within the past five years, refund policies specific to the state, and applicable licensure or certification requirements for a career that the program prepares a student to enter. An institution was required to disclose directly to all prospective students if a distance education or correspondence course did not meet the licensure or certification requirements for a state. An institution was also required to disclose to each current and prospective student when an adverse action was taken against a distance education or correspondence program and any determination that a program ceased to meet licensure or certification requirements.

If an institution's distance education program was found not to be in compliance with the regulations, the institution could lose its ability to award Title IV funds for that distance education program.

On November 1, 2019, the Department released final regulations on accreditation and state authorization of distance education, which became effective July 1, 2020. The rules maintain the requirement from the 2016 rule that institutions offering post-secondary education through distance education or correspondence courses to students located in a state in which the institution is not located meet state requirements in that state or participate in a state authorization reciprocity agreement. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements. An institution must also provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if the institution has not determined whether the program meets such requirements for a given state. Whereas the disclosure requirements in the 2016 rule apply only to distance education programs, the disclosure requirements in the 2019 rule apply to both campus-based and online programs. The disclosure rules have been modified by U.S. Department of Education regulations effective July 1, 2024, as described below.

On August 24, 2020, the Department released final regulations on distance education and innovation. The rules granted institutions more flexibility to offer distance education and competency-based education direct assessment programs. Additionally, the rules created new definitions for certain terms including "academic engagement" and "regular and substantive interaction" to provide more clarity regarding Title IV requirements for distance education programs. The final rule became effective July 1, 2021, with the option for early implementation. Both Capella University and Strayer University opted to early implement the final rules in December 2020.

Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, state authorization of distance education programs.

Beginning July 1, 2017, California required out-of-state private post-secondary educational institutions that offer distance education to California residents to register with the state's Bureau for Private Postsecondary Education ("BPPE"). Capella University and Strayer University have filed BPPE registration applications and received confirmation of the registration.

State Authorization Reciprocity Agreement

Varying state regulations, fees, and paperwork embedded in the many different state approaches to regulation of post-secondary institutions have historically limited the ability to grow across state lines to offer students high-quality choices for education and have hindered national workforce initiatives. As a solution to the ever-growing complexity of the regulatory oversight of institutions of higher learning on a state-by-state basis, the State Authorization Reciprocity Agreement ("SARA") has emerged to aid in the advancement of distance education.

SARA is intended to make it easier for students to take online courses offered by post-secondary institutions based in another state, while also facilitating more effective and efficient oversight and monitoring processes nationally for the benefit of states and institutions. On March 6, 2015 and December 2, 2016, respectively, Capella and Strayer Universities became participants in SARA. As participants in SARA, the Universities may offer online courses and other forms of distance education to students in any participating SARA state in which the Universities do not have a physical location or a physical presence as defined by the state without having to seek any new state institutional approval beyond their home states (Minnesota and Washington, D.C., respectively). The Universities' home states, in turn, will continually monitor the institutions' compliance with SARA standards. With this initiative, the Universities are able to expand distance education offerings with increased consistency and ease. The only state that does not now participate in SARA is California.

SARA does not affect university operations that constitute a physical presence in a particular state, and the Universities will continue to follow individual state regulations for on-ground campuses and activities. At this time, SARA does not deal with professional licensing board approval for programs leading to state licensing in fields such as nursing, teacher education, psychology, and the like, and the Universities must seek such approvals on a state-by-state basis, as needed.

Regulations that will take effect on July 1, 2024, will require NC-SARA-participating institutions to comply in all states in which it enrolls students with all applicable state laws related to closure, including record retention, teach-out plans or agreements, and tuition recovery funds or surety bonds.

Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, state authorization reciprocity agreements and distance education.

State Professional Licensure

States have specific requirements that an individual must satisfy in order to be licensed as a professional in a specified field. Capella University graduates often seek to obtain professional licensure in their chosen fields following graduation because it will enhance employment opportunities or they are legally required to do so for employment purposes. Their success in obtaining licensure depends on several factors, including each individual's personal and professional qualifications as well as other factors related to the degree or program completed, such as:

• Whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

• Whether the program from which the student graduated and the curriculum completed meets all state requirements; and

• Whether the institution and/or the specific program is accredited.

Professional licensure requirements vary by state and may change over time. Capella University has a team dedicated to professional licensure that works directly with students. The licensure team develops and maintains extensive resources to inform students of unique state licensing requirements prior to enrollment and throughout their program, including delivering direct disclosures to students in licensure-track programs as required by the U.S. Department of Education. The University's catalog and websites also describe the requirements for obtaining professional licensure, paired with specific disclaimers that reiterate student responsibility for licensure outcomes.

Pursuant to new U.S. Department of Education regulations, beginning July 1, 2024, in each state where an institution is located, students enrolled by the institution are located, or students attest that they intend to seek employment, the institution must determine that each program eligible for Title IV: (i) is programmatically accredited if the state or a Federal agency requires such accreditation, including as a condition for employment in the occupation for which the program prepares the student; (ii) satisfies the applicable educational requirements for professional licensure or certification requirements in the state so that a student who enrolls in the program, and seeks employment in that state after completing the program, qualifies to take any licensure or certification exam that is needed for the student to practice or find employment in an occupation that the program prepares students to enter; and (iii) complies with all state laws related to closure, including those concerning record retention, teach-out plans, and tuition recovery funds or surety bonds. Institutions may not enroll for Title IV purposes a student located in a state in which the program does not meet such requirements, unless at the time of initial enrollment the student attests their intent to seek employment in another state that would satisfy such requirements.

Capella University and Strayer University must determine whether, in each state where either university or a student is located in which either university offers a program leading to employment in an occupation that requires programmatic accreditation or licensure or certification, that such program meets the accreditation and professional licensure educational requirements necessary to support a student's application for licensure in such state. The universities may not enroll a student for Title IV purposes in a state in which the program does not meet such requirements unless at the time of initial enrollment the student attests their intent to seek employment in another state in which the program would satisfy such requirements.

Capella University's licensure team works directly with licensing authorities to try to resolve barriers to licensure for its alumni. The team also assists alumni with exploring alternative options to achieve licensure, including completing additional coursework at Capella or at another institution. As requirements for professional licensure or certification vary by state and are not restricted to the educational component provided by Capella University, Capella University makes no representation, warranty or guarantee that successful completion of the course of study will result in the student obtaining the necessary licensure or certification.

Other U.S. Approvals

Capella University and Strayer University are approved by appropriate authorities for the education of active duty military personnel and qualifying family members, veterans and members of the selected reserve and their spouses and dependents, as well as for the rehabilitation of veterans. In addition, Strayer University is authorized by the U.S. Department of Homeland Security to admit foreign students for study in the United States subject to applicable requirements. The U.S. Department of Homeland Security, working with the U.S. Department of State, has implemented a mandatory electronic reporting system for schools that enroll foreign students and exchange visitors. Strayer University is also authorized to participate in state financial aid programs in Pennsylvania, Florida, and Vermont. Capella University is authorized to participate in the Minnesota GI Bill and the Minnesota Indian Scholarship programs.

Financing Student Education

Students finance their education at Capella University and Strayer University in a variety of ways, and historically about 75% of students participated in one or more Title IV programs. Many financial aid programs are designed to assist eligible students whose financial resources are inadequate to meet the cost of education. With these programs, financial aid is awarded on the basis of financial need, generally defined under the Higher Education Act as the difference between the cost of attending a program of study and the amount a student reasonably can be expected to contribute to those expenses. All recipients of federal student financial aid must maintain a satisfactory grade point average ("GPA") and progress in a timely manner toward completion of a program of study.

In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Congress has enacted several tax credits for students pursuing higher education and has provided for a tax deduction for interest on student loans and exclusions from income of certain tuition reimbursement amounts. Eligible students at Capella University or Strayer University may participate in educational assistance programs administered by the U.S. Department of Veterans Affairs ("VA") (and related state agencies), the U.S. Department of Defense ("DOD"), and various private organizations. Some Capella University students may qualify to participate in the Minnesota GI Bill program or the Minnesota Indian Scholarship program. Eligible students at Strayer University may also participate in educational assistance programs administered by the Commonwealth of Pennsylvania, the State of Florida, and the State of Vermont.

Under the Post-9/11 Veterans Educational Assistance Act of 2008 (as amended), sometimes referred to as the "New GI Bill," eligible veterans may receive, among other benefits, tuition benefits up to the net cost to the student (after accounting for state and federal aid, scholarships, institutional aid, fee waivers, and similar assistance), subject to a cap of approximately $27,120 for non-public domestic institutions for 2023-2024. In addition, eligible students pursuing an educational program solely through distance learning are eligible to receive a housing stipend of approximately $967 per month, half the national average amount available to students attending certain classroom-based programs or programs that combine classroom learning and distance learning.

On August 16, 2017, the President signed into law the Harry W. Colmery Veterans Educational Assistance Act of 2017, commonly known as the "Forever GI Bill." The law makes several changes to the administration of VA education benefits. Among other things, for service members who left the military after January 1, 2013, the bill removes the requirement that they use their Post-9/11 GI Bill benefits within 15 years after their last 90-day period of active-duty service. The bill also alters the way the VA calculates eligibility for VA education benefits by providing additional benefits to service members with at least 90 days but less than six months of active-duty service. Additionally, the bill will restore VA education benefits to students who were enrolled in schools that closed after January 2015 if their credits did not transfer.

On January 5, 2021, the President signed into law the Veterans Health Care and Benefits Improvement Act of 2020, which expands student veterans' protections. Among other things, the legislation requires a risk-based review of schools if an institution is operating under Heightened Cash Monitoring 2, under provisional approval status by the Department of Education, subject to any punitive action by a federal or state entity, facing the loss or risk of loss of accreditation, or has converted from for-profit to non-profit status. The legislation also restores veterans benefits to students whose school closed, as long as the student transferred fewer than 12 credits; protects students from debt collection by the Department of Veterans Affairs for overpaid tuition benefits; and establishes a number of institutional requirements, including: providing clear disclosures about cost, loan debt, graduation and job placement rates, and acceptance of transfer credit; ensuring institutions are accommodating short absences due to service; prohibiting same-day recruitment and registration; and prohibiting more than three unsolicited recruiting contacts. In 2021, Congress also passed, and the President signed into law, two related technical corrections bills that amended certain provisions of the Veterans Health Care and Benefits Improvement Act of 2020: the Training in High-demand Roles to Improve Veteran Employment ("THRIVE") Act and the Responsible Education Mitigating Options and Technical Extensions ("REMOTE") Act.

Capella University and Strayer University participate in DOD military tuition assistance programs under Memoranda of Understanding ("MOU"). Strayer University's current MOU was executed on September 5, 2019. Capella University's current MOU was executed on September 26, 2019. Service members of the United States Armed Forces are eligible to receive tuition assistance from their branch of service through the DOD military tuition assistance programs. Under the Memorandum of Understanding, Capella University and Strayer University agree to comply with DOD rules and procedures regarding the receipt of tuition assistance on behalf of active duty military personnel (and qualifying family members) in attendance at the University.

Title IV Programs

Capella University and Strayer University maintain eligibility for their students to participate in the following Title IV programs:

- *Federal Grants.* Grants under the Federal Pell Grant program are available to eligible students based on financial need and other factors.

- *Campus-Based Programs.* The campus-based Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Perkins Loan, and the Federal Work-Study Program. Neither Capella University nor Strayer University actively participates in the Federal Perkins Loan program, which expired on September 30, 2017. In addition, Strayer University does not actively participate in the Federal Work-Study Program.

- *Federal Direct Student Loans.* Under the William D. Ford Federal Direct Loan Program, the Department of Education makes loans directly to students and their parents. Undergraduate students who demonstrate financial need may qualify for a subsidized loan. The federal government pays the interest on a subsidized loan while the student is in school and during any approved periods of deferment, after which the student's obligation to repay the loan begins. Unsubsidized loans are available to students who do not qualify for a subsidized loan or, in some cases, in addition to a subsidized loan. PLUS loans, including Graduate PLUS loans, are unsubsidized loans available in amounts up to the total cost of attendance less any other financial aid.

Federal Financial Aid Regulation

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. As part of those participation standards, the Department of Education determines whether, among other things, the institution meets certain standards of administrative capability and financial responsibility. The institutions must also follow extensive Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. Some of the key provisions regarding institutional eligibility and processing federal financial aid are described below.

Program Participation Agreement

Each institution participating in Title IV programs must enter into a Program Participation Agreement with the Department of Education. Under the agreement, the institution agrees to follow the Department's rules and regulations governing Title IV programs. On December 13, 2021, the Department and Strayer University executed a new Program Participation Agreement, approving Strayer University's continued participation in Title IV programs with full certification through September 30, 2025. On April 18, 2023, the Department and Capella University executed a new Program Participation Agreement, approving Capella University's continued participation in Title IV programs with full certification through September 30, 2025.

New regulations, effective July 1, 2024, codify a current Department policy requiring signatures from entities that have direct or indirect ownership of the institution if such entities have the power to exercise control over the institution. Co-signers agree that they are jointly and severally liable for the participating institution's Title IV liabilities.

Provisional Certification

In certain circumstances, the Department of Education may certify an institution's continuing eligibility to participate in Title IV programs on a provisional basis for up to three complete award years (July 1 — June 30) from the date of provisional certification. During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement, which typically require approval by the Department of Education for establishment of an additional location, increase in the level of academic offering, and addition of any educational program (including degree, non-degree, or short-term training programs) before awarding or disbursing Title IV aid to students enrolled at such a location or in such a program. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may revoke or further condition the institution's certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Should the Department of Education revoke eligibility during the provisional period, the institution may request reconsideration, and the Secretary of Education's decision whether or not revocation is warranted constitutes final agency action.

Pursuant to new regulations effective July 1, 2024, the Department's certification procedures provide for heightened scrutiny of institutions that the Department believes may pose a risk to taxpayers. The regulations also add conditions that institutions will agree to when signing program participation agreements and establish additional circumstances for which the Department may place an institution on provisional certification, including, without limitation, failing the 90/10 Rule and triggering financial responsibility events that result in a financial protection requirement.

Capella University and Strayer University are currently operating under full certification.

Administrative Capability

Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite administrative capability to participate in Title IV programs. To meet the administrative capability standards, an institution, among other things, must: (1) comply with all applicable Title IV program regulations; (2) have cohort default rates below specified levels; (3) have acceptable methods for defining and measuring the satisfactory academic progress of its students; (4) have various procedures in place for safeguarding federal funds; (5) not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension; (6) submit in a timely manner all reports and financial statements required by the regulations; and (7) not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

- Require the repayment of Title IV funds;

- Transfer the institution from the Department of Education's advance system of receiving Title IV program funds to a cash monitoring or reimbursement system, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV program funds before receiving such funds from the Department of Education;

- Place the institution on provisional certification status; or

- Commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

In 2022, the Department of Education considered as part of the Institutional and Programmatic Eligibility negotiated rulemaking new regulations regarding, among other things, administrative capability criteria. Negotiated rulemaking committee meetings completed in March 2022 with no consensus reached on the topic. On October 23, 2023, the Department released final rules on administrative capability. Pursuant to new regulations effective July 1, 2024, among other things, institutions will be required to offer adequate services to students, including financial aid counseling and career services support. The regulations also include, among other requirements, a new requirement that institutions provide students with geographically accessible clinical or externship opportunities as required for licensure and that at least half of an institution's total Title IV, HEA funds from the most recent award year must not be from programs that are "failing" under the Gainful Employment Rules.

Financial Responsibility

The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University and Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, properly administer Title IV programs in which it participates, and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department of Education.

Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources and ability to borrow); (2) primary reserve ratio (which measures the institution's financial viability and liquidity); and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without alternative measures and further federal oversight. For Capella University and Strayer University, the Department evaluates financial responsibility at the parent level, based on review of SEI's financial statements. We have applied the financial responsibility standards to our financial statements as of and for the year ended December 31, 2023, and based on our calculated composite score and other relevant factors, we believe we meet the Department of Education's financial responsibility standards.

On November 1, 2016, the Department of Education released a new regulation, which after a series of delays became effective as of October 16, 2018, under which an institution may no longer be considered financially responsible if one or more of a list of triggering events occurs. The Department of Education will automatically determine that an institution is not financially responsible if a "mandatory" triggering event occurs, which includes, among other things, the institution receives certain warnings from the SEC, fails to file required reports in a timely manner, or has a cohort default rate of 30% or greater for each of the two most recent official calculations. The Department of Education will also determine that an institution is not financially responsible if certain triggering events, such as a lawsuit against the institution, an accrediting agency's requirement that the institution submit a teach-out plan, or potential loss of Title IV eligibility for gainful employment programs, result in the institution's recalculated composite score to be less than 1.0. The Department of Education may also invoke certain "discretionary" triggering events, such as citation by a state agency or accrediting agency for failure to satisfy the agency's standards, to determine that an institution is not financially responsible. An institution determined not to be financially responsible because of one or more triggering events may be required to issue an irrevocable letter of credit for not less than 10% of the Title IV funds received by the school for the most recently completed fiscal year and/or will be issued a Provisional Program Participation Agreement.

On August 30, 2019, as part of the final Borrower Defense to Repayment ("BDTR") regulations, the Department of Education made changes to the financial responsibility requirements, including establishing a more limited set, as compared to the 2016 rule, of mandatory and discretionary triggering events that have, or could have, a materially adverse impact on the institution's financial condition and therefore warrant financial protection. The 2019 rule left intact the consequences of the triggering events under the 2016 rule. The 2019 rule further updates the definitions of terms used to calculate an institution's composite score and otherwise amends the composite score methodology to reflect changes in Financial Accounting Standards Board ("FASB") accounting standards pertaining to new leases. The financial responsibility changes became effective July 1, 2020.

In 2022, the Department of Education considered as part of the Institutional and Programmatic Eligibility negotiated rulemaking new regulations regarding, among other things, financial responsibility. Negotiated rulemaking committee meetings completed in March 2022 with no consensus reached on the topic. On October 23, 2023, the Department released final rules on financial responsibility. Pursuant to new regulations effective July 1, 2024, the Department adopted new mandatory and discretionary triggers and new reporting requirements. New mandatory triggers include but are not limited to failing the 90/10 Rule; receiving at least 50% of Title IV funds from programs that fail gainful employment requirements; certain SEC or exchange actions; and certain actions that result in an institution's recalculated composite score to fall below 1.0, including being subject to a Department action to recover losses from approved Borrower Defense to Repayment claims. All of the mandatory triggers constitute an automatic failure of the financial responsibility requirements and would enable the Department to seek financial protection. The rules also establish new discretionary triggers that permit the Department to conduct a case-by-case analysis to determine if additional financial protection is needed. Such discretionary triggers include accrediting agency and government agency actions; certain defaults or creditor events; high annual dropout rates; elimination of programs or locations that enroll more than 25% of the institution's Title IV students; and pending Borrower Defense to Repayment claims, among other things. In general, institutions will be required to report triggering events within 21 days of occurrence. According to the regulation, such triggering events may result in a financial protection requirement that would most likely take the form of a letter of credit or cash escrow and provisional certification to participate in Title IV. The amount of financial protection can range from 10% up to 50% of Title IV funds per triggering event, and the Department may "stack" financial protection requirements if more than one mandatory or discretionary trigger is present.

Student Loan Defaults

The Department of Education calculates a rate of student defaults (known as a cohort default rate) for each institution with 30 or more borrowers entering repayment in a given federal fiscal year. The Department of Education includes in the cohort all student borrowers at the institution who entered repayment on any Direct or Federal Family Education Loan Program loan during that fiscal year. The cohort default rate is the percentage of those borrowers who become subject to their repayment obligation in the relevant federal fiscal year and default by the end of the second federal fiscal year following that fiscal year, resulting in a three-year cohort default rate. Because of the need to collect data on defaults, the Department of Education publishes cohort default rates three years in arrears; for example, in the fall of 2023, the Department of Education issued cohort default rates for federal fiscal year 2020.

The Department of Education may take adverse action against an institution if it has excessive cohort default rates, including without limitation the following:

- If an institution's cohort default rate is 30% or more in a given fiscal year, the institution will be required to assemble a "default prevention task force" and submit to the Department of Education a default improvement plan.

- If an institution's cohort default rate exceeds 30% for two consecutive years, the institution will be required to review, revise, and resubmit its default improvement plan.

- If an institution's cohort default rate exceeds 30% for two out of three consecutive years, the Department of Education may subject the institution to provisional certification.

- If an institution's cohort default rate is equal to or greater than 30% for each of the three most recent federal fiscal years for which data are available, the institution will be ineligible to participate in the Direct Loan Program and Federal Pell Grant Program.

An institution generally loses eligibility to participate in Title IV programs if its most recent cohort default rate is greater than 40%. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time undergraduate borrowers.

National and institutional cohort default rates for cohort years 2018, 2019, and 2020 have been impacted by the COVID-19 repayment pause. Capella University's and Strayer University's official three-year cohort default rates for 2018, 2019, and 2020, as well as the average official three-year cohort default rates for proprietary institutions nationally, were as follows:

	Capella University	Strayer University	National Average Proprietary Institutions
2018	5.2%	8.6%	11.2%
2019	1.1%	2.2%	3.1%
2020	0.0%	0.0%	0.0%

As part of the compliance programs related to the cohort default rate, Capella University and Strayer University provide entrance and exit counseling to their students and engage the services of third parties to counsel students once they are in repayment status regarding their repayment obligations.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included a provision that established a federal student loan administrative forbearance period, pause in interest accrual, and suspension of collections activity. In June 2023, the Department of Education announced that student loan interest would begin to accrue on September 1, 2023, and student loan repayment resumed in October 2023. As part of the return to repayment, the Department has also announced a 12 month "on-ramp" during which time delinquent borrowers will not be reported to credit bureaus or be counted as in default for the purpose of cohort default rate calculations.

On January 10, 2023, the Department proposed regulations to create a new income-driven repayment plan to reduce future monthly payments for lower- and middle-income borrowers. Among other things, the proposed regulation would revise the Revised Pay As You Earn (REPAYE) regulations, eliminate negative amortization, and offer $0 monthly payments for any individual borrower who makes less than roughly $30,600 annually and any borrower in a family of four who makes less than about $62,400. While it is too early to know the entirety of the impact that COVID and COVID-related repayment flexibility will have on the cohort default rate, the Company expects that the next one or more cohort years will be affected.

The 90/10 Rule

A requirement of the Higher Education Act, commonly referred to as the 90/10 Rule, applies only to proprietary institutions of higher education, which include Capella University and Strayer University. Under this rule, a proprietary institution is prohibited from deriving more than 90% of its revenues (as revenues are computed under the Department of Education's methodology) from federal funds on a cash accounting basis (except for certain institutional loans) for any fiscal year. Historically, by statute, only Title IV funds have been considered within the 90% metric; however as described below, that will change for fiscal years beginning on or after January 1, 2023.

A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional certification for up to two fiscal years. Proprietary institutions of higher education that violate the 90/10 Rule for two consecutive fiscal years will become ineligible to participate in Title IV programs for at least two fiscal years and will be required to demonstrate compliance with Title IV eligibility and certification requirements for at least two fiscal years prior to resuming Title IV program participation. In addition, the Department of Education discloses on its website any proprietary institution of higher education that fails to meet the 90/10 requirement, and reports annually to Congress the relevant ratios for each proprietary institution of higher education.

Using the statutory formula under the definition of federal funds included within the 90% metric then in effect, Capella University derived approximately 65.30% of its cash-basis revenues from Title IV program funds in fiscal year 2022. Strayer University derived approximately 80.57% of its cash-basis revenues from Title IV program funds in fiscal year 2022. Our computation for 2023, which will be the first year under the new 90/10 Rule requirements, has not yet been finalized and audited; however, we believe we will remain in compliance with the 90/10 Rule requirement.

The key components of non-Title IV revenue for Capella University and Strayer University are individual student payments, employer tuition reimbursement payments, veterans' education benefits, military tuition assistance, vocational rehabilitation funds, private loans, state grants, and scholarships.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021, which included a change to the 90/10 methodology to include all federal funding. The Department of Education promulgated new regulations regarding, among other things, the 90/10 rule as part of the Institutional and Programmatic Eligibility negotiated rulemaking and the committee reached consensus on the topic in March 2022. The Department released final regulations on October 27, 2022. The regulatory changes require proprietary institutions to count all "federal education assistance funds" as federal revenue in the 90/10 calculation for fiscal years beginning on or after January 1, 2023. The preamble to the final rule and subsequent sub-regulatory guidance further prohibit inclusion of non-Title IV eligible programs offered in part or in full through distance education in the 10% calculation. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the U.S. Department of Defense (military tuition assistance) and the Department of Veterans Affairs (veterans education benefits). The Department indicated that it will publish periodic updates to the list as needed.

In addition, certain members of Congress have proposed to revise the 90/10 Rule to reduce the limit on federal funding to 85% of total revenue. In the context of Higher Education Act reauthorization, defense bills and appropriations bills, other members of Congress have proposed legislation that would eliminate the 90/10 Rule. We cannot predict whether or how legislative or regulatory changes will affect the 90/10 Rule.

Restrictions on Incentive Compensation

As a part of an institution's program participation agreement with the Department of Education and in accordance with the Higher Education Act and Title IV regulations, the institution may not provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or awarding financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid-awarding activity. The rule applies to all institutional employees and service providers who are engaged in or responsible for any student recruitment or admission activity or making decisions regarding the award of financial aid. The Department of Education has interpreted the regulation not to apply to employees who are involved only in the development of policy and do not engage in individual student contact. Merit-based adjustments to covered employees' compensation may be made if they are not based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid.

Failure to comply with the incentive payment rule could result in loss of certification to participate in federal student financial aid programs, limitations on participation in the federal student financial aid programs, False Claims Act litigation, or financial penalties. In June 2015, the Department of Education announced in a memorandum that it would revise its approach to measuring damages for noncompliance with the incentive payment prohibition. The memorandum stated that the Department of Education would calculate the amount of institutional liability based on the cost to the Department of the Title IV funds improperly received by the institution, including the cost to the Department of all Title IV funds received by the institution over a period of time if those funds were obtained through implementation of a policy or practice in which students were recruited in violation of the incentive payment prohibition. We believe we are in compliance with the regulation.

Gainful Employment

Under the Higher Education Act, a proprietary institution offering programs of study other than a baccalaureate degree in liberal arts (for which there is a limited statutory exception) must prepare students for gainful employment in a recognized occupation. On October 31, 2014, the Department of Education published final regulations related to gainful employment. The regulation went into effect on July 1, 2015 ("2015 Regulations"), with the exception of new disclosure requirements, which generally went into effect January 1, 2017, although some portions of those requirements were delayed until July 1, 2019.

The 2015 Regulations included two debt-to-earnings measures, consisting of an annual income rate and a discretionary income rate. The annual income rate measured student debt in relation to earnings, and the discretionary income rate measured student debt in relation to discretionary income. A program passed if the program's graduates:

- have an annual income rate ratio that does not exceed 8%; **or**

- have a discretionary income rate that does not exceed 20%.

In addition, a program that did not pass either of the debt-to-earnings metrics and had an annual income rate between 8% and 12% or a discretionary income rate between 20% and 30% was considered to be in a warning zone. A program failed if the program's graduates had an annual income rate of 12% or greater and a discretionary income rate of 30% or greater. A program became Title IV-ineligible for three years if it failed both metrics for two out of three consecutive years or failed to pass at least one metric for four consecutive award years.

On January 8, 2017, Capella University and Strayer University received their final 2015 debt-to-earnings measures. None of their programs failed the debt-to-earnings metrics. One active Capella University program, the Masters of Science in Marriage and Family Counseling/Therapy, was "in the zone" and two active Strayer University programs, the Associate in Arts in Accounting and Associate in Arts in Business

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Administration, were "in the zone." Each of those three programs remained fully eligible. The Department has not released any subsequent debt-to-earnings measures under the 2015 Regulations.

On July 1, 2019, the Department of Education released final gainful employment regulations, which contain a full repeal of the 2015 Regulations, including all debt measures, reporting, disclosure, and certification requirements, effective July 1, 2020.

On December 8, 2021, the Department of Education announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations for, among other topics, gainful employment, via the Institutional and Programmatic Eligibility rulemaking. Meetings of the negotiated rulemaking committee occurred in spring 2022 with the committee failing to reach consensus. On May 17, 2023, the Department released proposed rules on financial value transparency and gainful employment, financial responsibility, administrative capability, certification procedures, and ability to benefit. On September 27, 2023, the Department released final regulations on financial value transparency and gainful employment, which are largely consistent with the proposed rule. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program subject to the rule in order to maintain Title IV eligibility. Any gainful employment program that fails either or both metrics in a single year would be required to provide a disclosure to current and prospective students, and any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, which must be less than or equal to 8% of annual earnings or 20% of discretionary earnings, and 2) an earnings premium test that measures whether the typical graduates from a program that received federal financial aid earn more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for the program or launch and receive Title IV for a "substantially similar program" (generally defined as a program with the same four-digit CIP code) for a minimum of three years. The final rule describes that the Department will now measure earnings six years after graduation (instead of the proposed rule's three years after graduation) for certain qualifying graduate programs such as clinical psychology, marriage and family therapy, clinical social work, and clinical counseling. The final rule also includes the requirement that, beginning July 1, 2026, all schools provide a link to a Department of Education-hosted website that includes information on cost, earnings, and licensure information, and the gainful employment metrics. The final gainful employment regulations will take effect July 1, 2024. The Department has indicated that it will release metrics beginning in the 2025 financial aid award year. Beginning July 1, 2026, if a program fails a metric, an institution must provide warnings to students and prospective students meeting certain minimum requirements to be specified by the Department; programs that fail the same metric in the first two years the rates are issued will lose eligibility in 2026. On December 22, 2023, a lawsuit was filed against the Department in the United States District Court for the Northern District of Texas alleging that the rulemaking process and final rule were based on arbitrary and capricious decisions made by the Department, and that the rule violates constitutional rights related to speech, equal protection, and due process. Capella University and Strayer University are not parties to the lawsuit. The Company is unable to predict the ultimate outcome of the litigation.

Return of Federal Funds

Under the Higher Education Act's return-of-funds provision, an institution must return Title IV funds to a Title IV program in a timely manner if a student received funds from that program, but did not earn them due to the student's withdrawal from the institution. In order to determine if funds should be returned, the institution must first determine the amount of Title IV program funds that the student earned. If the student attends the institution, but withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% point, then the student has earned 100% of the Title IV program funds. Capella University and Strayer University are required to measure the last day of attendance based on official attendance records, and "attendance" for online classes must include participation in an academically-related activity. Capella University's and Strayer University's systems allow for measurement on this basis. The institution must return to the appropriate

Title IV programs, in a specified order, the lesser of the unearned Title IV program funds or the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date that the institution determines that a student withdrew.

If the Title IV funds are not returned in a timely manner, an institution may be subject to adverse action, including being required to submit an irrevocable letter of credit equal to 25% of the funds the institution should have returned in its most recently completed fiscal year. If late returns of Title IV program funds constitute 5% or more of students sampled in the institution's annual compliance audit for either of its two most recently completed fiscal years, an institution generally must submit such a letter of credit payable to the Secretary of Education. Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, return of Title IV funds.

Misrepresentation

Under the Higher Education Act, the Department of Education may impose various sanctions, including a fine or suspension or termination of an institution's participation in Title IV programs, if it engages in substantial misrepresentation of the nature of its educational program, its financial charges, or the employability of its graduates. The Department's related regulations, which took effect July 1, 2011, set forth the types of activities that constitute misrepresentation and describe the adverse actions that the Department of Education may take if it finds that an institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution engaged in substantial misrepresentation. The rule specifies the types of statements that can subject the institution to liability for misrepresentation, as well as the nature and form of misleading statements.

As part of the Department's 2016 promulgation of the Borrower Defenses to Repayment regulation, the Department changed the definition of misrepresentation for Title IV regulations to include any statement that "has the likelihood or tendency to mislead under the circumstances." The expanded definition included "any statement that omits information in such a way as to make the statement false, erroneous, or misleading." This regulation was published on November 1, 2016 and, after a series of delays, went into effect as of October 16, 2018.

On August 30, 2019, the Department released final Borrower Defense to Repayment regulations that included a new definition of "misrepresentation," which became effective July 1, 2020. The final rule defines a "misrepresentation" as: a statement, act, or omission by an eligible school to a borrower (a) that is false, misleading, or deceptive, (b) that was made with knowledge of its false, misleading, or deceptive nature or with a reckless disregard for the truth, and (c) that directly and clearly relates to either (1) enrollment or continuing enrollment at the institution, or (2) the provision of educational services for which the loan was made.

On August 10, 2021, the Department of Education announced its intention to establish a rulemaking committee to prepare proposed regulations on, among other things, Borrower Defense to Repayment, including a new definition of misrepresentation. Negotiated rulemaking committee meetings completed in December 2021 with no consensus reached on the topic. On October 31, 2022, the Department released final Borrower Defense to Repayment regulations, which include among other defenses to repayment substantial misrepresentation, with a significantly expanded definition of misrepresentation. The final rule's definition of misrepresentation includes any false, erroneous or misleading statement made by the institution or its representatives, or its marketing, advertising, recruiting or admissions agents, as well as any omission of fact that a reasonable person would have considered in deciding to enroll in or continue attendance at the institution. A statement is deemed misleading if it has the likelihood or tendency to mislead under the circumstances. A misrepresentation includes statements and omissions made in any medium, whether directly or indirectly, to a student, prospective student or any member of the public, or to an accrediting agency, to a State agency, or to the Secretary of Education. Misrepresentation also includes the dissemination of a student endorsement or testimonial that a student gives either under duress or because the institution required such an endorsement or testimonial to participate in a program.

Borrower Defenses to Repayment

Pursuant to the Higher Education Act and following negotiated rulemaking, on November 1, 2016, the Department of Education released a final regulation specifying the acts or omissions of an institution that a borrower may assert as a defense to repayment of a loan made under the Direct Loan Program and the consequences of such borrower defenses for borrowers, institutions, and the Secretary of Education (the "2016 BDTR Rule"). Under the 2016 BDTR Rule, for Direct Loans disbursed after July 1, 2017, a student borrower may assert a defense to repayment if: (1) the student borrower obtained a state or federal court judgment against the institution; (2) the institution failed to perform on a contract with the student; and/or (3) the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment.

These defenses are asserted through claims submitted to the Department of Education, and the Department has the authority to issue a final decision. In addition, the regulation permits the Department to grant relief to an individual or group of individuals, including individuals who have not applied to the Department seeking relief. If a defense is successfully raised, the Department has discretion to initiate action to collect from an institution the amount of losses incurred based on the borrower defense. The 2016 BDTR Rule also amends the rules concerning discharge of federal student loans when a school or campus closes and prohibits pre-dispute arbitration agreements and class action waivers for borrower defense-type claims. On January 19, 2017, the Department of Education issued a final rule, updating the hearing procedures for actions to establish liability against an institution of higher education and establishing procedures for recovery proceedings under the borrower defense regulations. Several times between June 2017 and February 2018, the Department of Education announced delays until July 1, 2019 of implementation of certain portions of the 2016 BDTR Rule, including those portions of the regulations that establish a new federal standard and a process for determining whether a Direct Loan borrower has a defense to repayment of a Direct Loan based on an act or omission of an institution. However, in October 2018, a judge denied a request to delay implementation of portions of the regulations, and as a result the 2016 BDTR Rule went into effect as of October 16, 2018.

On September 23, 2019, the Department published final Borrower Defense to Repayment regulations (the "2019 BDTR Rule"), which governs borrower defense to repayment claims in connection with loans first disbursed on or after July 1, 2020. Under the 2019 BDTR Rule, an individual borrower can assert a defense to repayment and be eligible for relief if she or he establishes, by a preponderance of the evidence, that (1) the institution at which the borrower enrolled made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain a Direct Loan or a loan repaid by a Direct Consolidation Loan; (2) the misrepresentation directly and clearly related to the borrower's enrollment or continuing enrollment at the institution or the institution's provision of education services for which the loan was made; and (3) the borrower was financially harmed by the misrepresentation. The Department will grant forbearance on all loans related to a claim at the time the claim is made.

The 2019 BDTR Rule defines "financial harm" as the amount of monetary loss that a borrower incurs as a consequence of a misrepresentation. The Department will determine financial harm based upon individual earnings and circumstances, which must include consideration of the individual borrower's career experience subsequent to enrollment and may include, among other factors, evidence of program-level median or mean earnings. "Financial harm" does not include damages for nonmonetary loss, and the act of taking out a Direct Loan, alone, does not constitute evidence of financial harm. Financial harm also cannot be predominantly due to intervening local, regional, national economic or labor market conditions, nor can it arise from the borrower's voluntary change in occupation or decision to pursue less than full-time work or decision not to work. The 2019 BDTR Rule contains certain limitations and procedural protections. Among the most prominent of these restrictions, the regulation contains a three-year limitation period of claims, measured from the student's separation from the institution, does not permit claims to be filed on behalf of groups, and requires that institutions receive access to any evidence in the Department's possession to inform its response. The 2019 BDTR Rule permits the usage of pre-dispute arbitration agreements as a condition of enrollment, so long as the institution provides plain-language disclosures to students and the disclosure is placed on the institution's website. The regulations also allow for a borrower to choose whether to apply for a closed school loan discharge or accept a teach-out opportunity. In addition, the closed school discharge window is expanded from 120 days to 180 days prior to the school's closure, though the final rule does not allow for an automatic closed school loan discharge.

Institutions are required to accept responsibility for the repayment of amounts discharged by the Secretary pursuant to the borrower defense to repayment, closed school discharge (associated with closure of a school or an additional location or branch campus), false certification discharge, and unpaid refund discharge regulations. If the Secretary discharges a loan in whole or in part, the Department of Education may require the school to repay the amount of the discharged loan.

On August 10, 2021, the Department of Education announced its intention to establish a rulemaking committee to develop proposed regulations on, among other things, Borrower Defense to Repayment. Negotiated rulemaking committee meetings completed in December 2021 with no consensus reached on the topic. On July 6, 2022, the Department released proposed Borrower Defense to Repayment regulations for public comment and subsequently published a final rule on October 31, 2022. Among other things, the final rule sets a single standard and streamlined process for relief that will apply to all future and pending Borrower Defense to Repayment claims as of July 1, 2023, regardless of the date of a borrower's loan disbursement; defines the types of misconduct that could lead to borrower defense discharges, including substantial misrepresentations, substantial omissions of fact, breaches of contract, aggressive and deceptive recruitment, and state or federal judgments or final Department of Education actions that could give rise to a Borrower Defense to Repayment claim; establishes a presumption that borrowers reasonably relied upon misrepresentations or omissions; establishes a reconsideration process for borrowers whose claims are not approved for a full discharge, including based on a state law standard; and creates a process for the adjudication of group claims based on common facts. The final rule permits nonprofit legal assistance organizations to request group claims. The final rule also establishes a recoupment process separate from the approval of Borrower Defense to Repayment claims. In addition, the final rule prohibits institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained. The rule also modified the closed school discharge rule to provide an automatic discharge one year after an institution or location's closure date for borrowers who were enrolled at the time of closure or left 180 days before closure and who do not accept an approved teach-out agreement or continuation of the program at another location of the school. Those who accept but do not complete a teach-out agreement or program continuation will receive a discharge one year after their last date of attendance. The final rule became effective July 1, 2023. On August 7, 2023, the U.S. Court of Appeals for the Fifth Circuit granted a nationwide emergency injunction preventing the Department of Education's enforcement of the final BDTR and closed school discharge rules. The matter was heard by the Fifth Circuit panel on November 6, 2023, and the previous versions of the BDTR and closed school discharge rules remain in effect until further determination. The Department has stated that it will not adjudicate any borrower defense applications under the latest rule unless and until the effective date is reinstated; the Department will continue to adjudicate borrower defense applications using an earlier version of the regulations where required under a court settlement (the *Sweet* case discussed below). The Company is unable to predict the ultimate outcome of the litigation.

Third-Party Servicers

Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution's participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution to the Secretary of Education for any violation by the servicer of any Title IV provision. An institution must report to the Department of Education new contracts or any significant modifications to contracts with third-party servicers as well as other matters related to third-party servicers. Capella University and Strayer University have written contracts with third-party servicers to perform activities related to Capella University's and Strayer University's participation in Title IV programs. On February 15, 2023, the Department released a Dear Colleague Letter ("DCL") (GEN 23-03) with updated guidance expanding the definition of third-party servicers and covered activities to include vendors providing student recruitment and retention services, software products and services related to Title IV administration activities, and educational content and instruction, initially requiring institutions to be in compliance with the new guidance by May 1, 2023. On February 28, 2023, the Department extended the effective date of the updated guidance and reporting requirements from May 1, 2023 to September 1, 2023. On March 24, 2023 the Department announced that it planned to convene one or more negotiated rulemakings to address, among other things, third-party servicers and related issues. On

April 11, 2023, the Department again delayed the effective date until six months after the Department publishes a new, revised final guidance letter on the topic, and on May 16, 2023, the Department formally rescinded its 2023 and prior guidance (DCL GEN-16-15 and the March 8, 2017 Electronic Announcement) prohibiting contracts between colleges and foreign-owned or operated servicers. In a November 2023 press release, the Department indicated it intends to issue updated guidance in early 2024.

Lender Relationships

As part of an institution's program participation agreement with the Department of Education, the institution must adopt a code of conduct pertaining to student loans. Capella University and Strayer University have a code of conduct that we believe complies with the provisions of the Higher Education Act in all material respects. Additionally, Strayer University complies with all private lender requirements. In addition to the code of conduct requirements that apply to institutions, the Higher Education Act contains provisions that apply to lenders, prohibiting lenders from engaging in certain activities as they interact with institutions.

Restrictions on Adding Locations and Educational Programs

State requirements and accrediting agency standards can limit, slow, or halt the ability of Capella University and Strayer University to establish legally authorized additional locations and programs. Most states require approval before institutions can add new programs, campuses, or teaching locations. Middle States requires its accredited institutions to notify it in advance of implementing new programs or additional locations as defined by Middle States, which may require additional approval. At its discretion, Middle States may also conduct site visits to additional locations to evaluate whether accredited institutions that experience rapid growth in the number of additional locations, among other reasons, maintain educational quality. All new Strayer University locations require Middle States approval before students are enrolled, and the Higher Education Act requires Middle States to monitor institutions with significant enrollment growth. The Higher Learning Commission, the Minnesota Office of Higher Education, and other state educational regulatory agencies that license or authorize Capella University and its degree programs require institutions to notify them in advance of implementing new programs and, upon notification, may undertake a review of the institution's licensure, authorization or accreditation.

The Higher Education Act requires proprietary institutions of higher education to be in full operation for two years before qualifying to participate in Title IV programs. However, the applicable regulations in many circumstances permit an institution that is already qualified to participate in Title IV programs to establish additional locations that are exempt from the two-year rule. These additional locations generally may qualify immediately for participation in Title IV programs, unless the location was acquired from another institution that has ceased offering educational programs at that location and has Title IV liabilities that it is not repaying in accordance with an agreement to do so, and the acquiring institution does not agree, among other matters, to be responsible for certain liabilities of the acquired institution. The new location must satisfy all other applicable requirements for institutional eligibility, including approval of the additional location by the relevant state authorizing agency and the institution's accrediting agency. Any Capella University or Strayer University expansion plans assume its continued ability to establish new campuses as additional locations under such applicable regulations and thereby avoid incurring the two-year delay in participation in Title IV programs.

Department of Education regulations require institutions to report to the Department of Education a new additional location at which at least 50% of an eligible program may be offered, if the institution wants to disburse Title IV program funds to students enrolled at that location. Under their Program Participation Agreements with the Department of Education, the Universities must notify the Department of Education of the addition of any such location within ten days of opening, but need not seek prior approval. Institutions are responsible for knowing whether they need approval, and institutions that add locations and disburse Title IV program funds without having obtained any necessary approval may be subject to administrative repayments and other sanctions. The loss of state authorization or accreditation of a university or an existing campus, or the failure of a university or a new campus to obtain state authorization or accreditation, would render the university ineligible to participate in Title IV programs, at least in that state or at that location.

Credit Hours

The Higher Education Act and regulations use the term "credit hour" to define an eligible program and an academic year and to determine enrollment status and the amount of Title IV program funds an institution may disburse during a payment period. The regulations define the term "credit hour" and require accrediting agencies to review the reliability and accuracy of an institution's credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department of Education could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution's programs, the accreditor must notify the Secretary of Education. If the Department of Education determines that an institution is out of compliance with the credit hour definition, the Department of Education could impose liabilities or other sanctions. We believe that both Capella University and Strayer University are in compliance with the credit hour rules.

In addition to the credit hour model, the Department of Education has granted approvals for a small number of institutions to operate direct assessment academic programs. Instead of measuring student progress through the number of credit hours spent in the course, these direct assessment programs allow students to progress through courses by showing mastery over material through the completion of assessments. These programs sometimes allow students to finish courses in less time than it would take to complete a course under a credit hour model. The Department of Education approved Capella University to operate direct assessment courses, and Capella University has been doing so under its FlexPath programs.

COVID-19 Related Legislation and Administrative Actions

On March 27, 2020, Congress passed the CARES Act in response to the COVID-19 pandemic. The CARES Act includes provisions that provide relief to students and to the institutions of higher education that they attend. This legislation granted the Department of Education regulatory flexibility in waiving some requirements established under the Higher Education Act related to the administration of federal student aid programs. For example, the CARES Act modified the process that institutions must follow for the return of unearned Title IV funds in connection with student withdrawals and provided institutions with additional flexibility for the measurement of satisfactory academic progress for students. The Department issued several guidance documents outlining and interpreting these changes.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 ("ARP"), which included an adjustment to the tax code by making any student loan debt discharged through 2025 tax-free, and an adjustment to the 90/10 rule. The change includes all federal funding — not just Title IV funds — in the 90/10 calculation. ARP's 90/10 changes require the Department to issue regulations, with an effective date no earlier than institutional fiscal years beginning January 1, 2023. On December 8, 2021 the Department of Education announced its intention to establish a rulemaking committee to develop proposed regulations on, among other things, the 90/10 rule via the Institutional and Programmatic Eligibility rulemaking and the committee reached consensus on the topic in March 2022. The Department released final regulations in October 2022. The regulatory changes require proprietary institutions to count all "federal education assistance funds" as federal revenue in the 90/10 calculation for fiscal years beginning on or after January 1, 2023. Such funds include not only Title IV funds but also certain funds from the U.S. Department of Defense, Department of Veterans Affairs, and other agencies.

The CARES Act initially suspended payments and interest accrual for Federal Family Education Loans and Direct Loans until September 30, 2020. The Department of Education extended student loan relief several times and announced on August 24, 2022, that it would provide student loan relief to eligible borrowers to address financial hardships in connection with the COVID-19 pandemic. Under the relief measures, the Department proposed forgiving up to $10,000 in student debt for individual borrowers earning less than $125,000 or married couples or heads of household earning less than $250,000, and forgiving up to $20,000 for such borrowers who formerly received Pell Grants. In a memorandum prepared by the Department's General Counsel, the Department stated that it interpreted provisions of the Higher Education Relief Opportunities for Students Act of 2003 ("HEROES Act") to authorize the Secretary to exercise broad discretion in granting student loan relief. Following the Department's student loan relief announcement, multiple lawsuits were filed against the Department challenging its authority to grant such relief. The U.S. Supreme Court granted petitions to review injunctions issued by two federal courts that blocked implementation of the Department's student loan relief program and on June 30, 2023, the Supreme Court held that the HEROES Act did not authorize the Secretary to establish the student loan forgiveness program. The Department subsequently established a negotiated rulemaking committee to develop proposed student loan forgiveness plans under the Higher Education Act. Negotiations occurred in October-December 2023, with negotiators reaching consensus on some language including waiver of student loan debt in circumstances of repayment plans, program and institution closures, and gainful employment failures. The Department has not yet released proposed rules for public comment.

Other Regulations Governing Title IV Programs

The Department of Education has enacted a comprehensive set of regulations governing an institution's participation in Title IV programs. If either Capella University or Strayer University were not to continue to comply with these regulations, such noncompliance might affect the operations of the University and its ability to participate in Title IV programs.

The Clery Act and Title IX

Capella University and Strayer University must comply with the campus safety and security reporting requirements as well as other requirements in the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act (the "Clery Act"). In addition, the Department has interpreted Title IX of the Education Amendments of 1972 ("Title IX") to categorize sexual violence as a form of prohibited sex discrimination and to require institutions to follow certain disciplinary procedures with respect to such offenses. Failure by the Universities to comply with the Clery Act or Title IX requirements or regulations thereunder could result in action by the Department fining the Universities, or limiting or suspending their participation in Title IV programs, could lead to litigation, and could harm the Universities' reputations. We believe that the Universities are in compliance with these requirements.

On May 6, 2020, the Department of Education published final rules related to implementation of Title IX, which prohibits discrimination on the basis of sex in education programs that receive funding from the federal government. The final rules define what constitutes sexual harassment for purposes of Title IX in the administrative enforcement context, describe what actions trigger an institution's obligation to respond to incidents of alleged sexual harassment, and specify how an institution must respond to allegations of sexual harassment. Among other things, the new rules include a requirement for live hearings on Title IX sexual harassment claims, which includes direct and cross-examination of parties, university-provided advisors (in the event a student or party does not provide an advisor), rulings on questions of relevance by decision-makers, and the creation and maintenance of a record of the live hearing proceedings. The final rules became effective August 14, 2020.

On August 24, 2021, the Department of Education Office for Civil Rights ("OCR") issued guidance indicating it would cease enforcement of the rules' prohibition against consideration of statements made by individuals failing to submit to cross-examination at a live hearing. The Department of Education conducted public hearings concerning its Title IX regulations and on June 23, 2022, the Department of Education released proposed Title IX regulations for public comment. Among other changes, the proposed rule would address all forms of sex-based harassment (not only sexual harassment); clarify that Title IX's prohibition against sex discrimination includes discrimination on the basis of sex stereotypes, sex characteristics, pregnancy or related conditions, sexual orientation and gender identity; and eliminate the requirement for live hearings at the post-secondary level. The public comment period on the proposed rule ended on September 12, 2022. When the Department publishes a final Title IX rule, it will indicate an effective date.

On October 4, 2022, the OCR released a resource document for students and institutions in which it reinforced that current Title IX regulations prohibit discrimination based on pregnancy, childbirth, false pregnancy, termination of pregnancy or recovery therefrom. The resource document further emphasized that Title IX requires institutions to treat pregnancy, childbirth, false pregnancy, termination of pregnancy and recovery therefrom the same as other temporary disabilities with respect to medical benefits, services, plans, and policies, and detailed requirements for leave and reinstatement for both students and employees.

Students with Disabilities

Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973 ("Section 504") prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act ("ADA"), prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education's Office for Civil Rights, which enforces Section 504, together with the Department of Justice, which enforces the ADA, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. In recent years, the Department of Education's Office of Civil Rights and third parties have brought enforcement actions against institutions related to website accessibility of online course material. As a result of such enforcement action or as a result of new laws and regulations that require greater accessibility, the Department of Education or the Department of Justice may require an institution to modify its online classrooms and other uses of technology to satisfy applicable requirements. In 2022, the Department of Justice issued guidance emphasizing that although businesses have flexibility in how they comply with the ADA's general requirements of nondiscrimination and effective communication, they have an obligation to confirm that the programs, services, and good provided to the public — including online — are accessible to people with disabilities. The Department of Justice also noted that the Department is "committed to using its enforcement authority to ensure website accessibility for people with disabilities and to ensure that the goods, services, programs, and activities that businesses and state and local governments make available to the public are accessible." As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to certain federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as Section 504 and the ADA, and seeking monetary damages and correction of the alleged violations.

Compliance Reviews

Capella University and Strayer University are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, guaranty agencies, and accrediting agencies. The Higher Education Act and Department of Education regulations also require an institution to submit annually to the Secretary of Education a compliance audit of its administration of Title IV programs conducted by an independent certified public accountant in accordance with Generally Accepted Government Auditing Standards and applicable audit guides of the Department of Education's Office of Inspector General ("ED OIG"). For fiscal years beginning after June 30, 2023, Capella University and Strayer University must submit such audits that have been conducted in accordance with a guide for audits of proprietary schools that was issued by ED OIG in March 2023. The 2023 audit guide includes a number of updates, including related to the new 90/10 rule. In addition, to enable the Secretary of Education to make a determination of financial responsibility, an institution must submit annually to the Secretary of Education audited financial statements prepared in accordance with Department of Education regulations. For Capella University and Strayer University, financial responsibility is determined at the SEI parent level.

In June 2019, the Department conducted an announced, on-site program review at Capella University, focused on Capella University's FlexPath program. The review covered the 2017-2018 and 2018-2019 federal financial aid years. The Department issued its preliminary program report on November 13, 2020, and Capella University responded to the report. On February 9, 2021, Capella University received the Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Capella University.

On March 17, 2021, the Department informed Strayer University that it planned to conduct an announced, remote program review. The review commenced on April 19, 2021 and covered the 2019-2020 and 2020-2021 federal student financial aid years. On September 21, 2021, Strayer University received the

Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Strayer University.

On October 8, 2021, the Department of Education announced establishment of an Office of Enforcement within the Department's Office of Federal Student Aid, designed to strengthen oversight over and enforcement against post-secondary schools that participate in federal student loan, grant, and work-study programs. The Office of Enforcement restores an office first established by the Department in 2016. The Office of Enforcement will be comprised of four existing divisions: Administrative Actions and Appeals Services Group, Borrower Defense Group, Investigations Group, and Resolution and Referral Management Group. The Department intends the Office of Enforcement to coordinate with other state and federal partners, including the Department of Justice, Consumer Financial Protection Bureau, Federal Trade Commission, and state attorneys general.

Potential Effect of Regulatory Violations

If either Capella University or Strayer University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring the University from the advance payment method to the reimbursement or cash monitoring system of payment, provisional certification, seeking to require repayment of certain Title IV funds, requiring the University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against the University, or referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend, or terminate the University's participation in Title IV programs. Although there are no such sanctions currently in force against Capella University or Strayer University, if such sanctions or proceedings were imposed and resulted in a substantial curtailment, or termination, of that University's participation in Title IV programs or resulted in substantial fines or monetary liabilities, that University and the Company could be materially and adversely affected.

If Capella University or Strayer University lost its eligibility to participate in Title IV programs, or if Congress reduced the amount of available federal student financial aid, the University would seek to arrange or provide alternative sources of revenue or financial aid for students. Although the Universities believe that one or more private organizations would be willing to provide financial assistance to students attending the Universities, there is no assurance that this would be the case, and the interest rate and other terms of such student financial aid are unlikely to be as favorable as those for Title IV program funds. The Universities may be required to guarantee all or part of such alternative assistance in a manner that complies with rules governing schools' relationships with lenders or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Capella University or Strayer University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on Capella University or Strayer University, even if it could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties.

Acquisitions of Other Institutions

When a company, partnership or any other entity or individual acquires an institution that is eligible to participate in Title IV programs, that institution undergoes a change of ownership resulting in a change of control as defined by the Department of Education. Upon such a change of control, an institution's eligibility to participate in Title IV programs is generally suspended until it has applied for recertification by the Department of Education as an eligible institution under its new ownership, which requires that the institution also re-establish its state authorization and accreditation.

The Department of Education may also temporarily and provisionally certify an institution seeking approval of a change of ownership under certain circumstances while the Department of Education reviews the institution's application. The time required for the Department of Education to act on such an application may vary substantially. The Department of Education's recertification of an institution following a change of control will be on a provisional basis.

On December 8, 2021, the Department of Education announced its intention to establish a negotiated rulemaking committee to develop proposed regulations for, among other topics, issues related to changes of control, via the Institutional and Programmatic Eligibility rulemaking. Meetings of this negotiated rulemaking committee completed in March 2022, and on October 27, 2022, the Department released final regulations related to change of ownership and change in control of institutions of higher education. The ownership interest threshold for publicly traded corporations remains at 25%, as described below. Among other things, the final rule lowered the threshold for reportable changes in ownership percentages from 25% to 5% for changes in ownership that do not result in a change in control, introduced a new timeline for reporting such changes, and created a requirement that for a planned change in ownership that results in a change in control, an institution is now required to notify students at least 90 days prior to the anticipated transaction date. The final rule became effective July 1, 2023.

Change in Ownership Resulting in a Change of Control

Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. Both Capella University's accrediting agency, the Higher Learning Commission, and Strayer University's accrediting agency, Middle States, require institutions that they accredit to inform them in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to, and approval by, the agency include changes in the legal status, ownership, or form of control of the institution, such as the sale of a proprietary institution. Both agencies must approve a substantive change in advance in order to include the change in the institution's accreditation status. Additionally, both the Higher Learning Commission and Middle States will undertake a site visit to an institution that has undergone a change in ownership or control no later than six months after the change. Each state in which the institution operates may also have its own change in ownership approval processes. Additionally, SARA and its affiliated state portal agencies may require certain notifications or applications in relation to a change in ownership.

Federal agencies also regulate changes in ownership and control. The Higher Education Act provides that an institution that undergoes a change in ownership resulting in a change of control loses its eligibility to participate in Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. An institution is ineligible to receive Title IV program funds during the period from the change of ownership and control until recertification. The Higher Education Act provides that the Department of Education may also temporarily, provisionally certify an institution seeking approval of a change of ownership and control based on preliminary review by the Department of Education of a materially complete application received by the Department of Education within ten business days after the transaction. The Department of Education may continue such temporary, provisional certification on a month-to-month basis until it has rendered a final decision on the institution's application. If the Department of Education approves the application after a change in ownership and control, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of provisional certification. The Higher Education Act defines one of the events that would trigger a change in ownership resulting in a change of control as the transfer of the controlling interest of the stock of the institution or its parent corporation. For a publicly traded corporation such as Strategic Education, Inc., the Department of Education regulations define a change of control as occurring when a person or entity acquires ownership and control of a corporation, such that the corporation is required to file a Form 8-K with the SEC publicly disclosing the change of control. The regulations also provide that a change in ownership and control of a publicly traded corporation occurs if a person or entity who is a controlling stockholder of the corporation ceases to be a controlling stockholder. A controlling stockholder is a stockholder who holds, or controls through agreement, at least 25% of the total outstanding voting stock of the corporation and more shares of voting stock than any other stockholder. Institutions must notify the Department of Education and students of a planned change in ownership that results in a change in control at least 90 days in advance. Additionally, the Department of Education regulations require institutions to make certain notice filings with the agency should a shareholder acquire 5% or more ownership interest (direct or indirect).

The U.S. Department of Homeland Security, working with the U.S. Department of State, has implemented a mandatory electronic reporting system for schools that enroll foreign students and exchange visitors. Strayer University currently is authorized by the U.S. Department of Homeland Security to admit foreign students for study in the United States subject to applicable requirements (because Capella University is online only, and foreign students must take a portion of their classes on-ground, Capella University does participate). In certain circumstances, the U.S. Department of Homeland Security may require an institution to obtain approval for a change in ownership and control.

Pursuant to federal law providing benefits for veterans and reservists, some of the programs offered by Capella University and Strayer University are approved by state approving agencies for the enrollment of persons eligible to receive U.S. Department of Veterans Affairs educational benefits. In 2023, Capella University had such approval in Minnesota, and because all of its programs are online only, this approval allows it to extend VA education benefits to students in all states and abroad. In 2023, Strayer University had such approval in Alabama, Arkansas, Delaware, Florida, Georgia, Maryland, Mississippi, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, and Washington, D.C. In certain circumstances, state approving agencies may require an institution to obtain approval for a change in ownership and control.

If Capella University or Strayer University underwent a change of control that required approval by any state authority, accrediting agency, or any federal agency, and such approval were significantly delayed, limited, or denied, there could be a material adverse effect on the University's ability to offer certain educational programs, award certain degrees, diplomas, or certificates, operate one or more of its locations, admit certain students, or participate in Title IV programs, which in turn, could materially and adversely affect the University's operations. A change that required approval by a state regulatory authority, an accrediting agency, or a federal agency could also delay the University's ability to establish new campuses or educational programs and may have other adverse regulatory effects. Furthermore, the suspension from Title IV programs and the necessity of obtaining regulatory approvals in connection with a change of control could materially limit the University's flexibility in future financing or acquisition transactions.

Legislative and Regulatory Activity

Congress, from time to time, considers legislation that would make changes in the Higher Education Act and other education-related federal laws. The Department of Education and other federal agencies similarly consider new regulations and regulatory amendments. State legislatures and agencies and accreditors likewise periodically change their laws, regulations, and standards. Such activity may adversely affect enrollment in for-profit educational institutions. Although legislative and regulatory activity in recent years has had a negative impact on the for-profit post-secondary education industry as a whole, we cannot predict the impact of recent, pending, or possible future legislative or regulatory changes, if any, on our long-term business model.

Congress

Congress historically has reauthorized the Higher Education Act approximately every five to six years. In 2008, Congress reauthorized the HEA through the end of 2013. Congress has held hearings regarding the reauthorization of the HEA and continued to consider new legislation regarding the passage thereof. It is currently unclear when Congress will reauthorize the Higher Education Act, and the onset of the COVID-19 pandemic has further delayed these efforts. The most recent reauthorized Higher Education Act continued all of the Title IV programs in which we participate, but made many revisions to the requirements governing the Title IV programs, including provisions relating to the relationships between institutions and lenders that make student loans, student loan default rates, and the formula for revenue that institutions are permitted to derive from the Title IV programs. Notwithstanding the lack of a full HEA reauthorization, Congress has annually appropriated funds for the existing Title IV programs under the HEA. In addition, further rulemaking by the Department of Education may impose additional requirements on institutions that participate in Title IV programs. Existing programs and participation requirements are subject to change based on HEA reauthorization. Additionally, funding for the student financial assistance programs may be affected during appropriations and budget actions.

Appropriations

Congress reviews and determines appropriations for Title IV programs on an annual basis. On January 19, 2024, the President signed the "Further Additional Continuing Appropriations and Other Extensions Act, 2024," which provides staggered fiscal year 2024 appropriations to Federal agencies through March 1, 2024 for some Departments and March 8, 2024 for others, including the Department of Education. A future government shutdown, particularly one that includes the Department of Education or appropriations for Title IV programs, could have a material adverse effect on our operations and financial condition.

An elimination of certain Title IV programs, a reduction in federal funding levels of such programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could reduce the ability of certain students to finance their education. Such reductions, in turn, could lead to lower enrollments at Capella University or Strayer University or require us to increase our reliance upon alternative sources of student financial aid. Given the significant percentage of our revenues that are derived indirectly from Title IV programs, the loss of, or a significant reduction in, Title IV program funds available to our students could have a material adverse effect on Capella University, Strayer University, and the Company.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau ("CFPB") has pursued enforcement actions against certain proprietary institutions of higher education and has released several reports that directly address issues related to institutions of higher education. In October 2023, the CFPB Student Loan Ombudsman released its annual report analyzing more than 2,300 complaints the CFPB received from private student loan borrowers between September 1, 2022 and August 31, 2023 and more than 6,900 federal student loan financing complaints the CFPB received from federal student loan borrowers. We do not know what steps the CFPB or Congress may take in response to these actions and whether such actions, if any, will have an adverse effect on our business or results of operations.

U.S. Department of Education

Title IV regulations applicable to Capella University and Strayer University have been subject to frequent revisions, many of which have increased the level of scrutiny to which higher education institutions are subjected and have raised applicable standards.

Current Federal Rulemaking

On August 10, 2021, the Department announced its intention to establish the Affordability and Student Loans committee, to prepare proposed regulations to address the following topics: borrower defense to repayment, misrepresentation, closed school discharges, discharges for borrowers with a total and permanent disability, discharges for false certification of student eligibility, loan repayment plans, interest capitalization, mandatory pre-dispute arbitration and prohibition of class action lawsuits provisions in institutions' enrollment agreements and associated counseling about such arrangements, Pell Grant eligibility or prison education programs, and the Public Service Loan Forgiveness program. The Department also announced the formation of a Prison Education Program Subcommittee. Negotiations occurred in October-December 2021, with negotiators reaching consensus on total and permanent disability discharge, eliminating interest capitalization for non-statutory capitalization events, false certification discharge and Pell Grant eligibility for prison education programs. The committee did not reach consensus on the remainder of the topics. If the negotiated rulemaking committee reaches consensus on a topic, the Department of Education is bound to propose a rule consistent with the consensus. In the absence of consensus, the Department of Education has discretion to propose a rule for public comment. Proposed and final rules related to the topics above were announced by the Department on July 6, 2022 and October 31, 2022, respectively.

On December 8, 2021, the Department announced its intention to establish the Institutional and Programmatic Eligibility committee, to prepare proposed regulations to address the following topics: 90/10, ability to benefit, certification procedures for participating in Title IV programs, change of ownership and change in control of institutions of higher education, financial responsibility for participating institutions of higher education, gainful employment, and standards of administrative capability. Meetings of this negotiated rulemaking committee completed in March 2022 and the committee reached consensus on two topics: ability to benefit and changes to the 90/10 rule. It did not reach consensus on the remainder of the topics.

On July 26, 2022, the Department released proposed regulations related to the 90/10 rule and change of ownership and change in control of institutions of higher education. On October 27, 2022, the Department of Education released final 90/10 regulations, which are consistent with the consensus language. The 90/10 rule's final regulations include changes to requirements impacting non-Title IV program revenue, and the treatment of "federal education assistance funds" within the calculation. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the U.S. Department of Defense (military tuition assistance) and the Department of Veterans Affairs (veterans education benefits). The Department indicated that it will publish periodic updates to the list as needed. The final regulations also include modifications to the criteria for revenue generated from non-Title IV programs, allowing institutions to count funds as non-Federal revenue only for programs that: (1) do not include any courses offered in an eligible program that is provided by the institution; (2) are provided by the institution and taught by one of the institution's instructors; and (3) are located at the institution's main campus, one of its approved additional locations, at another school facility approved by the appropriate State agency or accrediting agency, or at an employer facility. In the preamble to the final 90/10 regulations and subsequent sub-regulatory guidance, the Department indicated that non-Title IV programs that are offered in part or in full via distance education are not eligible to be included in the "10" portion of the calculation. The final regulations establish new disclosure requirements for institutions that fail the 90/10 rule, including a student notification requirement, and clarify reporting requirements and liabilities for institutions that lose access to Title IV funds because of failing 90/10 calculations. The new 90/10 regulations are effective for fiscal years beginning on or after January 1, 2023. During the negotiated rulemaking process, the Department also proposed a number of changes to financial responsibility regulations, but did not reach consensus on the language. The proposal included new mandatory and discretionary triggers that would require the posting of financial protections. Among other things, the Department proposed a discretionary trigger in the event of significant fluctuations in Title IV aid; a discretionary trigger for pending borrower defense claims; and a discretionary trigger for when institutions close most or all on-ground locations but maintain an online presence.

On May 17, 2023, the Department released proposed rules on financial value transparency and gainful employment, financial responsibility, administrative capability, certification procedures, and ability to benefit. On September 27, 2023, the Department released final regulations on financial value transparency and gainful employment, which are largely consistent with the proposed rule. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program subject to the rule in order to maintain Title IV eligibility. Any gainful employment program that fails either or both metrics in a single year would be required to provide a disclosure to current and prospective students, and any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, which must be less than or equal to 8% of annual earnings or 20% of discretionary earnings, and 2) an earnings premium test that measures whether the typical graduates from a program that received federal financial aid earn more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for the program or launch and receive Title IV for a "substantially similar program" (generally defined as a program with the same four-digit CIP code) for a minimum of three years. The final rule describes that the Department will now measure earnings six years after graduation (instead of the proposed rule's three years after graduation) for certain qualifying graduate programs such as clinical psychology, marriage and family therapy, clinical social work, and clinical counseling. The final rule also includes the requirement that, beginning July 1, 2026, all schools provide a link to a Department of Education-hosted website that includes information on cost, earnings, and licensure information, and the gainful employment metrics. The final gainful employment regulations will take effect July 1, 2024. The Department has indicated that it will release metrics beginning in the 2025 financial aid award year. Beginning July 1, 2026, if a program fails a metric, an institution must provide warnings to students and prospective students meeting certain minimum requirements to be specified by the Department; programs that fail the same metric in the first two years the rates are issued will lose eligibility in 2026.

On October 23, 2023, the Department released final rules on financial responsibility, administrative capability, certification procedures, and ability to benefit. The Department's final rules regarding financial responsibility establish new mandatory triggers — including but not limited to failing 90/10, receiving at least 50% of funds from programs that are failing gainful employment, or being subject to a Department action to recover losses from approved Borrower Defense to Repayment claims that would cause a recalculated composite score to fall below 1.0 — that allow the Department to seek financial protection or recalculate the institution's financial composite score to determine whether an institution's financial condition has materially weakened. The rules also establish new discretionary triggers that will result in the Department conducting case-by-case analysis to see if additional protection is needed. In general, institutions will be required to report triggering events within 21 days of occurrence. According to the regulation, such triggering events may result in a financial protection requirement that would most likely take the form of a letter of credit or cash escrow and provisional certification to participate in Title IV.

Under the final administrative capability rule, institutions will be required to, among other things, offer adequate services to students, including financial aid counseling and career services support. The final language also includes a new requirement that institutions provide students with geographically accessible clinical or externship opportunities as required for licensure and that at least half of an institution's total Title IV, HEA funds from the most recent award year must not be from programs that are "failing" under the Gainful Employment Rules.

In final rules regarding certification procedures, the Department indicates, among other things, that it will consider withdrawal rates, gainful employment rates, licensure passage rates, and instructional and advertising spend when making institutional eligibility determinations. The regulation also provides the Secretary authority to require institutions to submit all marketing materials in cases where the institution is provisionally certified and is found to have engaged in substantial misrepresentation, aggressive recruitment, or a failure to comply with incentive compensation rules. The final regulation also makes changes regarding licensure-track programs, including preventing an institution from offering Title IV aid to a student enrolled in a program that does not meet educational prerequisites for licensure in the state in which the student is located. The Department's final regulation also requires institutions to comply with all State laws related to closure, including record retention, teach-out plans or agreements and tuition recovery funds or surety bonds for each state in which the institution is located and in each state in which students enrolled by the institution in distance education courses are located.

Beginning January 2023, the Department convened a negotiated rulemaking committee to consider new proposed regulations on distance education, cash management, return of federal funds, state authorization, accreditation and related issues, and TRIO programs. We cannot predict the outcome of the negotiated rulemaking process.

College Affordability and Transparency Lists

The Department of Education publishes on its website lists of the top 5% of institutions, in each of four categories, with (1) the highest tuition and fees for the most recent academic year, (2) the highest "net price" for the most recent academic year, (3) the largest percentage increase in tuition and fees for the most recent three academic years, and (4) the largest percentage increase in net price for the most recent three academic years. An institution that is placed on a list for high percentage increases in either tuition and fees or in net price must submit a report to the Department of Education explaining the increases and the steps that it intends to take to reduce costs. The Department of Education will report annually to Congress on these institutions and will publish their reports on its website. The Department of Education also posts lists of the top 10% of institutions in each of the four categories with lowest tuition and fees or the lowest net price for the most recent academic year. Under the Higher Education Act, net price means average yearly price actually charged to first-time, full-time undergraduate students who receive student aid at a higher education institution after such aid is deducted.

On January 11, 2023, the Department published a request for information regarding how to best identify low-financial-value educational programs. As part of the announcement, the Department indicated its intention is to publish a list of the programs at all types of colleges and universities that provide the least financial value to students. Once the list is published, institutions with programs on this list will be asked to submit improvement plans to the Department.

College Scorecard

In September 2015, the Department of Education publicly released its "College Scorecard" website. Among other characteristics, the College Scorecard allows users to search for schools based upon programs offered, location, size, tax status, mission, and religious affiliation. In October 2017, the Department of Education announced that its Integrated Post-secondary Education Data System, or IPEDS, would publish for the first time completion data for part-time and non-first-time students, which provides additional information about institutions' performance. The Department of Education updates the data available on the College Scorecard on a periodic basis. In 2019, the Department of Education added new metrics to the College Scorecard, including information on non-degree institutions and data concerning student outcomes, including salary, at the program level. The Department of Education continues to update data, metrics, and functionality of the College Scorecard.

Privacy and Data Security

The Family Educational Rights and Privacy Act of 1974 ("FERPA") and its implementing regulations apply to all educational institutions that receive funding from the Department of Education. FERPA requires institutions to protect the privacy of personally identifiable information in education records maintained by the institution. Among other provisions, FERPA requires that institutions limit disclosure of personally identifiable information and provide students access to their educational records. The Department of Education enforces FERPA by initiating corrective actions against noncompliant institutions, which could lead to the loss of federal funding. The Department has indicated its intention to publish draft FERPA rules in April 2023 that would update, clarify, and improve the current regulations by addressing outstanding policy issues and implementing statutory amendments. Institutions that participate in Title IV also agree to comply with the Gramm-Leach-Bliley Act Safeguards Rule. On June 9, 2023, amendments to the Safeguards Rule took effect, which updated certain definitions and amended certain requirements.

Recently, legislatures in a number of states have sought to enact privacy bills. These bills would protect consumer information in a variety of contexts and, unlike most federal privacy legislation, would not apply only within a specific sector. The most prominent of these bills is the California Consumer Privacy Act ("CCPA"), which took effect in January 2020. The CCPA seeks to protect the personal information of California residents by giving those residents control over how the information is collected, used, and shared. These rights include the right to request details about the personal information a company has collected or shared and the ability to obtain copies of the personal information collected by the company, the ability to opt out of certain personal information sharing between companies, and the right to require that a company delete the personal information it maintains about the requesting individual. The California Attorney General oversees civil enforcement of the CCPA, which allows for civil penalties of up to $2,500 for each violation and up to $7,500 for each intentional violation. In addition, the CCPA imposes on companies an obligation to maintain reasonable security procedures and empowers individuals to bring private actions to recover damages if their personal information is subject to a security breach as a result of a company's failure to maintain reasonable security practices. The California Privacy Rights Act, or CPRA, expanding the CCPA's requirements became effective on January 1, 2023.

Collection of personal information outside the United States may subject companies to global privacy and data security laws. For example, the European Union General Data Protection Regulation ("GDPR"), which came into effect May 25, 2018, contains significant requirements to provide individuals with information about data collection, use, and sharing practices. The GDPR also provides individuals with rights to control how information about them is collected, used, and shared. It also requires that companies notify European regulators within 72 hours of a data breach. These measures generally exceed the requirements of U.S. state and federal privacy and data security laws. The GDPR applies to entities that process personal information (1) in the context of the activities of an establishment of the entity in the European Union

("EU"), regardless of whether the processing takes place in the EU or not, or (2) of individuals who are in the EU, where the processing activities are related to (a) targeting of individuals in the EU in its offering of goods or services, or (b) the monitoring of the behavior of individuals in the EU as far as that behavior takes place within the EU. Noncompliance with the GDPR can result in administrative, civil, or criminal liability.

Australian and New Zealand Regulation

We operate two post-secondary educational institutions in Australia, Torrens University Australia Limited ("Torrens") and Think: Colleges Pty Ltd ("Think"). In Australia, a distinction is made between higher education and vocational education organizations.

Higher education providers consist of public and private universities, Australian branches of overseas universities and other higher education providers. Higher education qualifications consist of undergraduate awards (bachelor's degrees, associate degrees and diplomas) and postgraduate awards (graduate certificates and diplomas, master's degrees and doctoral degrees). The regulation of higher education providers is undertaken at a national level by the Tertiary Education Quality and Standards Agency ("TEQSA"). All organizations that offer higher education qualifications in or from Australia must be registered by TEQSA. Higher education providers that have not been granted self-accrediting status must also have their courses of study accredited by TEQSA. Registration as a higher education provider is for a fixed period of up to seven years. TEQSA regularly reviews the conduct and operation of accredited higher education providers.

The vocational education and training ("VET") sector consists of technical and further education institutes, agricultural colleges, adult and community education providers, community organizations, industry skill centers and private providers. VET qualifications include certificates, diplomas and advanced diplomas. The regulation of VET providers is undertaken at a national level by the Australian Skills Quality Authority ("ASQA"). Organizations providing VET courses in Australia must be registered by ASQA as a Registered Training Organisation ("RTO"). Courses offered by RTOs need to be accredited by ASQA. Registration as an RTO is for a fixed period of up to seven years. ASQA regularly reviews the conduct and operations of RTOs.

Torrens is one of 43 universities in Australia. It is a private, for-profit entity and is registered with TEQSA. As a self-accrediting university, it is not required to have its individual courses of study accredited by TEQSA. Torrens is also registered with ASQA as an RTO and is thus entitled to offer vocational and training courses. Torrens is currently undergoing an ordinary course re-registration process with TEQSA.

Think is one of approximately 5,000 RTOs in Australia and in that capacity is regulated by ASQA. It is also registered as a higher education provider with TEQSA. Its higher education courses require, and have received, accreditation by TEQSA.

Australia also maintains a Commonwealth Register of Institutions and Courses for Overseas Students ("CRICOS") for Australian education providers that recruit, enroll and teach overseas students. Registration on CRICOS allows providers to offer courses to overseas students studying on Australian student visas. Both Torrens and Think are so registered.

The Commonwealth government has established income-contingent loan schemes that assist eligible fee-paying students to pay all or part of their tuition fees (separate but similar schemes exist for higher education and vocational courses). Under the schemes, the relevant fees are paid directly to the institutions by the Commonwealth government on behalf of the student. A corresponding obligation then exists from the participating student to the Commonwealth government, which is addressed by adding a levy to that student's income tax until the loan amount has been repaid. Neither Torrens nor Think have any responsibility in connection with the repayment of these loans by students and, generally, this assistance is not available to international students. Both Torrens and Think are registered for the purposes of these plans (a precondition to their students being eligible to receive such loans).

We operate a post-secondary educational institution in New Zealand, Media Design School Limited ("MDS"). MDS is a Private Training Establishment, a private organization offering education or training. It is a globally renowned and specialist provider of design and creative technology education with qualifications ranging from diplomas to postgraduate degrees. MDS also has access to New Zealand

Government student finance where study loans are offered to students who are New Zealand citizens or ordinarily resident in New Zealand, subject to certain conditions.

Privacy and Data Security

Privacy laws and regulations in other countries where the Company has significant international presence, including Australia's Federal Privacy Act and Australian Privacy Principles and New Zealand's Privacy Act, may also impact the manner in which the Company's foreign subsidiaries are able to transfer and process personal information.

Additional Information

We maintain a website at *www.strategiceducation.com*. The information on our website is not incorporated by reference in this Annual Report on Form 10-K and our web address is included as an inactive textual reference only. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the website address is *www.sec.gov*.

Item 1A.   Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report on Form 10-K or in the documents incorporated by reference herein before making an investment decision. The occurrence of any of the following risks could materially harm our business, adversely affect the market price of our common stock and could cause you to suffer a partial or complete loss of your investment. Additional risks not presently known to us or that we currently deem immaterial may also materially harm our business and operations. See "Cautionary Notice Regarding Forward-Looking Statements."

Risks Related to Extensive Regulation of Our U.S. Business

If Capella University and Strayer University fail to comply with the extensive legal and regulatory requirements for higher education institutions, they could face significant monetary or other liabilities and penalties, including loss of access to federal student loans and grants for their students.

As providers of higher education, Capella University and Strayer University are subject to extensive laws and regulation on both the federal and state levels and by accrediting agencies. In particular, the Higher Education Act and related regulations subject Capella University, Strayer University, and all other higher education institutions that participate in the various Title IV programs to significant regulatory scrutiny.

The Higher Education Act mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the federal government through the Department of Education; (2) the accrediting agencies recognized by the Secretary of Education; and (3) state education regulatory bodies.

In addition, other federal agencies such as the CFPB, Federal Trade Commission ("FTC"), and Federal Communications Commission and various state agencies and state attorneys general enforce consumer protection, calling and texting, marketing, privacy and data security, and other laws applicable to post-secondary educational institutions. Findings of noncompliance could result in monetary damages, fines, penalties, injunctions, or restrictions or obligations that could have a material adverse effect on our business. Some of these laws also include private rights of action.

On October 8, 2021, the Department of Education announced establishment of an Office of Enforcement within the Department's Office of Federal Student Aid, designed to strengthen oversight over and enforcement against post-secondary schools that participate in federal student loan, grant, and work-study programs. The Office of Enforcement restores an office first established by the Department in 2016.

The Department announced the Office of Enforcement would comprise four existing divisions: Administrative Actions and Appeals Services Group, Borrower Defense Group, Investigations Group, and Resolution and Referral Management Group. The Department intends the Office of Enforcement to coordinate with other state and federal partners, including the U.S. Department of Justice, CFPB, FTC, state attorneys general, and other state and federal partners.

On October 6, 2021, the FTC announced that it is resurrecting Penalty Offense Authority under Section 5(m) of the FTC Act (the "Act"). Under the Act, the FTC may secure penalties against entities not a party to an original proceeding if the FTC can show that the entity had actual knowledge that the conduct in question was found to be unfair or deceptive. In an effort to establish actual knowledge and create a pathway for penalties in the event of post-notice acts or practices, the FTC issued that same day an informational notice to the 70 largest for-profit schools based on enrollment and revenues. The notice included a list of acts and practices that the FTC has determined are unfair or deceptive, including but not limited to acts relating to misrepresentation of employment opportunities and other benefits, together with citation to various prior determinations from cases previously litigated by the FTC. Capella University and Strayer University received the FTC's notice on October 7, 2021, although the FTC made clear that receipt of the notice itself does not reflect any assessment by the FTC as to whether Capella University or Strayer University has engaged in deceptive or unfair conduct.

On April 4, 2022, the Company received correspondence from the CFPB, in which the CFPB took the position that it has supervisory authority over the Company as a covered person that offers or provides private education loans pursuant to 12 U.S.C. 5514(a)(1)(D) and further indicated the CFPB is considering whether to cite violations based on preliminary findings that the Company may have violated the Dodd-Frank Wall Street Reform and Consumer Protection Act, 12 U.S.C. 5301 et seq., due to alleged student loan servicing and collections practices or policies. Specifically, the CFPB referred to Capella University and Strayer University's historical practice of withholding official transcripts from students who were delinquent in paying amounts due, a practice which both universities discontinued prior to receipt of the correspondence. While the Company disagrees with CFPB's position as to its supervisory authority and disputes any alleged legal or regulatory violations, the Company cooperated with CFPB's inquiry and responded to CFPB as requested on April 25, 2022. The CFPB subsequently sent a letter on July 8, 2022, indicating that it believed the withholding of transcripts was a violation, and requiring the Company to cease withholding transcripts for those with an outstanding balance and to take other remedial actions. The Company had already discontinued its historical practice prior to the CFPB's notice, and informed the CFPB that it completed the remedial actions in the allotted 30 days. On April 26, 2022, the CFPB informed the Company that it intended to conduct an announced education loan exam in June 2022. The examination started on June 13, 2022 and fieldwork concluded on August 5, 2022. On September 12, 2022, the CFPB informed the Company of a preliminary finding related to a product that is no longer utilized, and invited the Company's response. The Company timely responded to the CFPB's letter, disagreeing with the preliminary finding and noting that the product to which it related is no longer utilized. On November 29, 2022, the CFPB informed the Company that, within 90 days, it should remediate the finding for any impacted students, and it also identified areas for the Company to address to ensure regulatory compliance. The Company took remedial action and responded to the CFPB within the 90-day deadline. On December 15, 2023, the Company provided answers to questions from the CFPB in the first of two annual telephone conversations as part of the CFPB's periodic monitoring practice.

The laws, regulations, standards, and policies applicable to our business frequently change, and changes in, or new interpretations of, applicable laws, regulations, standards, or policies could have a material adverse effect on our accreditation, authorization to operate in various states, permissible activities, ability to communicate with prospective students, receipt of funds under Title IV programs, or costs of doing business. The Department of Education periodically engages in negotiated rulemaking sessions to revise regulations that govern the federal Title IV student financial aid programs. Certain proposals or new rules related to these issues could raise the cost of compliance for Capella University or Strayer University or require changes in the educational programs offered by Capella University and Strayer University. We cannot predict whether the Department of Education will promulgate any regulations that would negatively affect Capella University or Strayer University.

Title IV requirements are enforced by the Department of Education and, in some instances, by private plaintiffs or other third parties. If Capella University and Strayer University are found not to be in compliance with these laws, regulations, standards, or policies, they could lose access to Title IV program funds and face related monetary liability, which would have a material adverse effect on the Company.

Congressional examination of for-profit post-secondary education could lead to legislation or other governmental action that may negatively affect the industry.

Since 2010, Congress has increased its focus on for-profit higher education institutions, including regarding participation in Title IV programs and oversight by the Department of Defense of tuition assistance and by the VA of veterans education benefits for military service members and veterans, respectively, attending for-profit colleges. The Senate Committee on Health, Education, Labor and Pensions and other congressional committees have held hearings into, among other things, the proprietary education sector and its participation in Title IV programs, the standards and procedures of accrediting agencies, credit hours and program length, the portion of federal student financial aid going to proprietary institutions, and the receipt of military tuition assistance and veterans education benefits by students enrolled at proprietary institutions. Capella University and Strayer University have cooperated with these inquiries. A number of legislators have variously requested the Government Accountability Office to review and make recommendations regarding, among other things, recruitment practices, educational quality, student outcomes, the sufficiency of integrity safeguards against waste, fraud, and abuse in Title IV programs, and the percentage of proprietary institutions' revenue coming from Title IV and other federal funding sources.

This activity may result in legislation, further rulemaking affecting participation in Title IV programs, and other governmental actions. In addition, concerns generated by congressional activity may adversely affect enrollment in, and revenues of, for-profit educational institutions. Limitations on the amount of federal student financial aid for which our students are eligible under Title IV could materially and adversely affect our business.

Capella University and Strayer University are dependent on the renewal and maintenance of Title IV programs.

The Higher Education Act is subject to periodic reauthorization. Congress completed the most recent reauthorization through multiple pieces of legislation and may reauthorize the HEA in a piecemeal manner in the future. Additionally, Congress determines the funding level for each Title IV program on an annual basis. Any action or inaction by Congress that significantly reduces funding for Title IV programs or the ability of Capella University, Strayer University, or their students to participate in these programs could materially harm our business. A reduction in government funding levels could lead to lower enrollments at our schools and require us to arrange for alternative sources of financial aid for our students. Lower student enrollments or our inability to arrange such alternative sources of funding could adversely affect our business.

In addition, Capella University's and Strayer University's ability to conduct their business, including obtaining necessary approvals from the Department of Education, may be affected by staffing levels or review procedures at the Department and the volume of applications and other requests to the Department. If the Department lacks adequate personnel or adopts time-consuming procedures or the Department's workload exceeds its capacity, action by the Department on requests by the Universities could be significantly delayed, and such delays could have a material adverse effect on the Universities and our business.

Capella University and Strayer University are subject to compliance reviews, which, if they result in a material finding of noncompliance, could affect their ability to participate in Title IV programs.

Because the Universities operate in a highly regulated industry, they are subject to compliance reviews and claims of noncompliance and related lawsuits by government agencies, accrediting agencies, and third parties, including claims brought by third parties on behalf of the federal government. For example, the Department of Education regularly conducts program reviews of educational institutions that are participating in Title IV programs, and the Office of Inspector General of the Department of Education regularly conducts audits and investigations of such institutions. The Department of Education could limit, suspend, or terminate our participation in Title IV programs or impose other penalties such as requiring the Universities to make refunds, pay liabilities, or pay an administrative fine upon a material finding of noncompliance.

In June 2019, the Department conducted an announced, on-site program review at Capella University, focused on Capella University's FlexPath program. The review covered the 2017-2018 and 2018-2019 federal financial aid years. The Department issued its preliminary program report on November 13, 2020, and Capella University responded to the report. On February 9, 2021, Capella University received the Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Capella University.

On March 17, 2021, the Department informed Strayer University that it planned to conduct an announced, remote program review. The review commenced on April 19, 2021 and covered the 2019-2020 and 2020-2021 federal student financial aid years. On September 21, 2021, Strayer University received the Department's Final Program Review Determination, which closed the Program Review without further action required on the part of Strayer University.

On December 13, 2021, the Department and Strayer University executed a new Program Participation Agreement, approving Strayer University's continued participation in Title IV programs with full certification through September 30, 2025. On April 18, 2023, the Department and Capella University executed a new Program Participation Agreement, approving Capella University's continued participation in Title IV programs with full certification through September 30, 2025.

If either Capella University or Strayer University fails to maintain its institutional accreditation or if its institutional accrediting body loses recognition by the Department of Education, the University would lose its ability to participate in Title IV programs.

The loss of Capella University's accreditation by the Higher Learning Commission or the Higher Learning Commission's loss of recognition by the Department of Education would render Capella University ineligible to participate in Title IV programs and would have a material adverse effect on our business. Similarly, the loss of Strayer University's accreditation by Middle States or Middle States' loss of recognition by the Department of Education would render Strayer University ineligible to participate in Title IV programs and would have a material adverse effect on our business. In addition, an adverse action by the Higher Learning Commission or Middle States other than loss of accreditation, such as issuance of a warning, could have a material adverse effect on our business.

The Higher Education Act charges the National Advisory Committee on Institutional Quality and Integrity ("NACIQI") with recommending to the Secretary of Education which accrediting or state approval agencies should be recognized as reliable authorities for judging the quality of post-secondary institutions and programs. On May 31, 2023, the Department of Education, acting on the recommendation of NACIQI renewed its recognition of the Higher Learning Commission for a period of five years and required it provide a monitoring report regarding one item of substantial compliance, and continued the current recognition of Middle States for one year, requiring a compliance report regarding one item of noncompliance. Increased scrutiny of accreditors by the Secretary of Education in connection with the Department of Education's recognition process may result in increased scrutiny of institutions by accreditors or have other adverse consequences.

If either Capella University or Strayer University fails to maintain any of its state authorizations, the University would lose its ability to operate in that state and to participate in Title IV programs there.

Capella University is registered as a private institution with the Minnesota Office of Higher Education, as required for most post-secondary private institutions that grant degrees at the associate level or above in Minnesota and as required by the Higher Education Act to participate in Title IV programs. The loss of state authorization would, among other things, limit Capella University's ability to operate in that state, render Capella University ineligible to participate in Title IV programs, and could have a material adverse effect on our business.

Each Strayer University campus is authorized to operate and to grant degrees, diplomas, or certificates by the applicable education agency or agencies of the state where the campus is located. Such state authorization is required for students at the campus to participate in Title IV programs. The loss of state authorization would, among other things, limit Strayer University's ability to operate in that state, render

Strayer University ineligible to participate in Title IV programs at least at those state campus locations, and could have a material adverse effect on our business.

Effective July 1, 2011, Department of Education regulations provide that an institution is considered legally authorized by a state if the state has a process to review and appropriately act on complaints concerning the institution, including enforcing applicable state laws, and the institution complies with any applicable state approval or licensure requirements consistent with the new rules. If a state in which Capella University or Strayer University is located fails to comply in the future with the provisions of the new rule or fails to provide the University with legal authorization, it could limit the University's ability to operate in that state and to participate in Title IV programs at least for students in that state and could have a material adverse effect on our operations.

On December 19, 2016, the Department of Education published final regulations addressing, among other issues, state authorization of programs offered through distance education. The final regulations, which became effective on May 26, 2019, require an institution offering distance education programs to be authorized by each state in which the institution enrolls students (other than the state(s) in which the institution is physically located), if such authorization is required by the state, in order to award Title IV aid to such students. An institution could obtain such authorization directly from the state or (except in California) through a state authorization reciprocity agreement. Under those rules, if one of the Universities should fail to obtain or maintain required state authorization to provide post-secondary distance education in a specific state in which the institution is not physically located, the institution could lose its ability to provide distance education in that state and to award Title IV aid to online students in that state. The 2016 rules require that schools disclose all applicable prerequisites for licensure for professional programs and whether the school's programs satisfy those prerequisites in each state where enrolled students reside. The institution must make direct disclosures to students and prospective students if the institution determines that a program does not meet a state's professional licensure requirements. If an institution has not made these determinations, it must make a general disclosure to the public to that effect. The disclosure rules have been modified by U.S. Department of Education regulations effective July 1, 2024, as described below. An institution must also notify students within 14 days if it determines that a program does not meet a state's requirements. If one of the Universities failed to make any of these disclosures, the Department of Education could limit, suspend, or terminate its participation in Title IV programs or impose other penalties such as requiring the Universities to make refunds, pay liabilities, or pay an administrative fine upon a material finding of noncompliance.

Capella University and Strayer University participate in the State Authorization Reciprocity Agreement ("SARA"), which originated after the 2016 rulemaking and allows the Universities to enroll students in distance education programs in each SARA member state. Each of the Universities applies separately to non-SARA member states (i.e., California) for authorization to enroll students, if such authorization is required by the state. If Capella University or Strayer University fails to comply with the requirements to participate in SARA or state licensing or authorization requirements to provide distance education in a non-SARA state, the University could lose its ability to participate in SARA or may be subject to the loss of state licensure or authorization to provide distance education in that non-SARA state, respectively.

On November 1, 2019, the Department released final regulations on accreditation and state authorization of distance education, which became effective July 1, 2020. The rules maintain the requirement from the 2016 rule that institutions offering post-secondary education through distance education or correspondence courses to students located in a state in which the institution is not located meet state requirements in that state or participate in a state authorization reciprocity agreement. In addition, an institution must make disclosures readily available to enrolled and prospective students regarding whether programs leading to professional licensure or certification meet state educational requirements, and provide a direct disclosure to students in writing if the program leading to professional licensure or certification does not meet state educational requirements in the state in which the student is located, or if no determination for such state has been made by the institution. The disclosure rules have been modified by U.S. Department of Education regulations effective July 1, 2024, as described below.

On March 1, 2023, SARA's coordinating entity, the National Council for State Authorization Reciprocity Agreements ("NC-SARA"), held its first of two public comment forums to seek input on potential changes to NC-SARA policies. The forum included a discussion of 63 proposed policy changes, some of which, if adopted, would have significantly altered the distance education reciprocity agreements, including a proposal that NC-SARA permit states to apply more stringent standards to for-profit institutions or to eliminate the ability of for-profit institutions to participate in the agreements altogether. In addition to the public comment forums, written comments were accepted through May 17, 2023. In September 2023, NC-SARA's four regional compacts completed evaluation of the proposed policy changes and unanimously approved six proposed policy changes to be voted upon by the NC-SARA board of directors. On October 24-25, 2023 the NC-SARA board of directors approved five policy modifications, none of which permitted states to apply more stringent standards to for-profit institutions or exclude for-profit institutions from NC-SARA participation. Nonetheless, the process demonstrates the possibility that the adoption of certain NC-SARA proposals in the future, including the earlier proposal to alter standards or to eliminate the ability of for-profit institutions to participate in the agreements, could have a material adverse effect on Capella University, Strayer University, and the Company. For example, if excluded from the ability to participate in the agreements, Capella University and Strayer University would need to seek authorization in each state, which would increase costs and present the risk that certain jurisdictions would decline authorization.

Pursuant to new U.S. Department of Education regulations, beginning July 1, 2024, in each state where an institution is located and students enrolled by the institution are located, the institution must determine that each program eligible for Title IV: (i) is programmatically accredited if the state or a Federal agency requires such accreditation, including as a condition for employment in the occupation for which the program prepares the student and (ii) satisfies the applicable educational requirements for professional licensure or certification requirements in the state so that a student who enrolls in the program, and seeks employment in that state after completing the program, qualifies to take any licensure or certification exam that is needed for the student to practice or find employment in an occupation that the program prepares students to enter; and (iii) complies with all state laws related to closure, including record retention, teach-out plans or agreements, and tuition recovery funds or surety bonds. Institutions may not enroll for Title IV purposes a student located in a state in which the program does not meet such requirements, unless at the time of initial enrollment the student attests their intent to seek employment in another state that would satisfy such requirements.

Beginning in January 2024, the Department convened a negotiated rulemaking committee to consider new proposed regulations on, among other things, state authorization and state authorization reciprocity agreements.

If either Capella University or Strayer University fails to obtain recertification by the Department of Education when required, that University would lose its ability to participate in Title IV programs.

An institution generally must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified. The Department of Education may also review an institution's continued eligibility and certification to participate in Title IV programs, or scope of eligibility and certification, in the event the institution undergoes a change in ownership resulting in a change of control or expands its activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, changes to the academic credentials that it offers. In certain circumstances, the Department of Education must provisionally certify an institution. The Department of Education may withdraw either University's certification if the Department determines that the University is not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education does not renew or withdraws either University's certification to participate in Title IV programs, its students would no longer be able to receive Title IV program funds. Such a loss would have a material adverse effect on our business.

Each institution participating in Title IV programs must enter into a Program Participation Agreement with the Department of Education. Under the agreement, the institution agrees to follow the Department of Education's rules and regulations governing Title IV programs. On December 13, 2021, the Department and Strayer University executed a new Program Participation Agreement, approving Strayer University's continued participation in Title IV programs with full certification through September 30, 2025. On April 18, 2023, Capella University and the Department of Education executed a new Program Participation Agreement, approving Capella University's continued participation in Title IV programs with full certification through September 30, 2025.

A failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education, including, among other things, certain standards of financial responsibility and administrative capability. If one of the Universities fails to demonstrate financial responsibility or maintain administrative capability under the Department of Education's regulations, the University could lose its eligibility to participate in Title IV programs or have that eligibility adversely conditioned. Such developments could have a material adverse effect on our business.

Student loan defaults in the U.S. could result in the loss of eligibility to participate in Title IV programs.

In general, under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the second federal fiscal year following that fiscal year. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time borrowers. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year was greater than 40%.

If Capella University or Strayer University loses eligibility to participate in Title IV programs because of high student loan default rates, the loss would have a material adverse effect on our business. Capella University's three-year cohort default rates for federal fiscal years 2018, 2019, and 2020 were 5.2%, 1.1%, and 0.0%, respectively. Strayer University's three-year cohort default rates for federal fiscal years 2018, 2019, and 2020 were 8.6%, 2.2%, and 0.0%, respectively. The average official cohort default rates for proprietary institutions nationally were 11.2%, 3.1%, and 0.0% for federal fiscal years 2018, 2019, and 2020, respectively. The Federal government's elimination of the pause on federal student loan payments could result in an increase in the number of borrowers defaulting on their student loans, including among our graduates.

Capella University or Strayer University could lose its eligibility to participate in federal student financial aid programs or be provisionally certified with respect to such participation if the percentage of its revenues derived from those programs were too high, or could be restricted from enrolling students in certain states if the percentage of the University's revenues from federal or state programs were too high.

A proprietary institution may lose its eligibility to participate in the federal Title IV student financial aid program if it derives more than 90% of its revenues, on a cash basis, from Title IV programs for two consecutive fiscal years. A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional status for up to two fiscal years. For fiscal year 2022, Capella University derived approximately 65.30% of its cash-basis revenues from Title IV program funds. For fiscal year 2022, using the formula specified in the Higher Education Act, Strayer University derived approximately 80.57% of its cash-basis revenues from these programs. On March 11, 2021, President Biden signed into law the American Rescue Plan Act of 2021, which amends the "90/10 Rule" to include "all federal education assistance" in the "90" side of the ratio calculation. The legislation required the Department to conduct a negotiated rulemaking process to modify related Department regulations, which was considered by the Institutional and Programmatic Eligibility negotiated rulemaking committee. The Department of Education released final 90/10 regulations on October 27, 2022. The final regulations provided for an expanded definition of "federal education assistance" that will be periodically defined by the Secretary. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the U.S. Department of Defense (military tuition assistance) and the Department of Veterans Affairs (veterans education benefits) in addition to the Title IV programs already covered by the 90/10 Rule. These revisions to the 90/10 Rule apply to institutional fiscal years beginning on or after January 1, 2023. Further legislation has been introduced in both chambers of Congress that seek to modify the 90/10 Rule further, including proposals to change the ratio requirement to 85/15 (federal to nonfederal revenue). We cannot predict whether Congress will pass any of these legislative proposals. If one of the Universities were to violate the 90/10 Rule, the loss of eligibility to participate in the federal student financial aid programs would have a material adverse effect on our business. Certain states have also proposed legislation that would prohibit enrollment of their residents based on a state and federal funding threshold that is more restrictive than the federal 90/10 Rule. If such legislation were to be enacted, and the Universities were unable to meet the threshold, loss of eligibility to enroll students in certain states would have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with the Department of Education's incentive compensation rules could result in sanctions and other liability.

If one of the Universities pays a bonus, commission, or other incentive payment in violation of applicable Department of Education rules or if the Department of Education or other third parties interpret a University's compensation practices as noncompliant, the University could be subject to sanctions or other liability. Such penalties could have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with the Department of Education's misrepresentation rules could result in sanctions and other liability.

The Higher Education Act prohibits an institution that participates in Title IV programs from engaging in "substantial misrepresentation" of the nature of its educational program, its financial charges, or the employability of its graduates. Final regulations that defined misrepresentation to include "any statement that has the likelihood or tendency to mislead under the circumstances" and "any statement that omits information in such a way as to make the statement false, erroneous, or misleading" were scheduled to take effect July 1, 2017 but, after a series of delays, became effective October 16, 2018. On August 30, 2019, the Department released final Borrower Defense to Repayment regulations that included a new definition of "misrepresentation," which became effective July 1, 2020. The final rule defines a "misrepresentation" as: a statement, act, or omission by an eligible school to a borrower (a) that is false, misleading, or deceptive, (b) that was made with knowledge of its false, misleading, or deceptive nature or with a reckless disregard for the truth, and (c) that directly and clearly relates to either (1) enrollment or continuing enrollment at the institution or (2) the provision of educational services for which the loan was made. In 2021, the Department began the process to amend the Borrower Defense to Repayment rules, including the definition of misrepresentation, and on October 31, 2022, the Department released final Borrower Defense to Repayment regulations, which include among other defenses "substantial misrepresentation," with a significantly expanded definition of misrepresentation that also includes "omissions of fact." Specifically, the new rule defines a "misrepresentation" to include any false, erroneous or misleading statement made by the institution or its representatives, or its marketing, advertising, recruiting or admissions agents, as well as any omission of fact that a reasonable person would have considered in deciding to enroll in or continue attendance at the institution. A statement is deemed misleading if it has the likelihood or tendency to mislead under the circumstances. A misrepresentation includes statements and omissions made in any medium, whether directly or indirectly, to a student, prospective student or any member of the public, or to an accrediting agency, to a State agency, or to the Secretary of Education. Misrepresentation also includes the dissemination of a student endorsement or testimonial that a student gives either under duress or because the institution required such an endorsement or testimonial to participate in a program. This new definition is effective July 1, 2023.

On June 22, 2022, in litigation in which neither SEI nor Capella University is a party, *Sweet, et al. v. Miguel Cardona and the United States Department of Education*, the Department joined a proposed class settlement agreement that resulted in a blanket grant of automatic, presumptive relief for all Borrower Defense to Repayment applications filed by students at any of approximately 150 different listed institutions, including Capella University, through June 22, 2022. The class settlement agreement also provided certain expedited review of borrower defense claims related to schools excluded from the automatic relief list, as well as for borrowers regardless of which institution they attended who applied during the period after execution of the settlement and before final approval (i.e., from June 23, 2022 to November 15, 2022) (the "post-class applicants"). The district court granted final approval of the settlement on November 16, 2022. Intervenors, including multiple intervening higher education institutions and companies, appealed the district court's order. Intervenors' request to stay the district court's final judgment approving the settlement pending resolution of the appeal has been denied.

It is unclear whether the Department might seek recovery for the amounts of loans discharged pursuant to the automatic relief provision in the *Sweet* settlement. In a July 25, 2022 filing in the same litigation, the Department stated that providing automatic relief to such borrowers "does not constitute the granting or adjudication of a borrower defense pursuant to the Borrower Defense Regulations, and therefore provides no basis to the Department for initiating a borrower defense recoupment proceeding against any institution identified" on the list. The Department has indicated that any recoupment against institutions "could be imposed only after the Department initiated a separate, future proceeding, in accordance with regulations that require the Department to prove a sufficient basis for liability and provide schools with notice and an opportunity to be heard." If the Department were to seek recovery for the amounts of automatically discharged loans of Capella University students under the *Sweet* settlement, Capella University would dispute and defend against such efforts. If the Department were to successfully seek recovery for the amounts of discharged loans from Capella University in future proceedings, any such recovery could have a material adverse effect on our business.

As a result of the Fifth Circuit's August 7, 2023 nationwide injunction of the 2022 Borrower Defense to Repayment Regulations, the Department announced that while it will not adjudicate any borrower defense applications under the 2022 Borrower Defense to Repayment Regulations unless and until the effective date is reinstated, it will continue to adjudicate applications under a prior version of the rule if required pursuant to a court ordered settlement. For the *Sweet* post-class applicants, the Department agreed to adjudicate such claims under the 2016 BDTR Rule, and, if the Department does not adjudicate the applications by January 28, 2026, it will provide the applicants "Full Settlement Relief" (i.e., federal student loan(s) associated with the borrower's attendance at the school will be discharged, the Department will refund any amounts paid to the Department on those loans, and the credit tradeline for those loans will be deleted from the borrower's credit report). The Department has informed institutions that: it is notifying most schools of all applications received from June 23, 2022 to November 15, 2022 in a single send (and anticipates completing notification to all schools by approximately April 2024); it is not reviewing applications prior to sending them to institutions; it is optional for institutions to respond to the applications; and not responding will result in no negative inference by the Department. The Department has also explained that it will separately decide whether to seek recoupment on any approved claim. Moreover, any recoupment actions the Department chooses to initiate will have their own notification and response processes, which include providing additional evidence to the institution. The Department has indicated that an institution will learn of the Department's determination only if it approves a BDTR application and the Department seeks recoupment.

As described in Note 21, Litigation, in the consolidated financial statements appearing in Part II, Item 8 of this report, on January 25, 2024, Capella University received notice from the Department of Borrower Defense to Repayment applications, and on February 1, 2024, Strayer University received notice from the Department of Borrower Defense to Repayment applications.

In the event of substantial misrepresentation, the Department of Education may revoke or terminate an institution's program participation agreement, limit the institution's participation in Title IV programs, deny applications from the institution, such as to add new programs or locations, initiate proceedings to fine the institution or limit, suspend, or terminate its eligibility to participate in Title IV programs; relieve the borrower of the obligation to repay federal education loans in whole or in part and require the institution to reimburse the Department of Education for those amounts. If the Department of Education or other third parties interpret statements made by one of the Universities or on the University's behalf to be in violation of the new regulations, the University could be subject to sanctions and other liability, which could have a material adverse effect on our business.

Our failure to comply with the Department of Education's gainful employment regulations effective July 1, 2024 could result in heightened disclosure requirements and loss of Title IV eligibility.

To be eligible for Title IV funding, academic programs offered by proprietary institutions of higher education generally must prepare students for gainful employment in a recognized occupation.

On September 27, 2023, the Department of Education released final regulations on gainful employment, effective July 1, 2024. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program in order to maintain Title IV eligibility. The two metrics are 1) a debt-to-earnings ratio that compares the median annual earnings and median discretionary earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program (a program passes if the annual debt-to-earnings ratio is less than or equal to 8% of annual earnings or 20% of discretionary earnings), and 2) an earnings premium test that compares the median annual earnings of graduates from a program that received federal financial aid to an "earnings threshold" based on a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force (a program passes if the median annual earnings exceed the earnings threshold).

Beginning on July 1, 2026, any gainful employment program that fails either or both metrics in a single year would be required to provide a warning to all to current and prospective students that meets certain minimum requirements specified by the Department of Education, including that the program failed one or both metrics for the year and may be subject to loss of Title IV eligibility. Any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to Title IV funding. The Department has indicated that it will release metrics beginning in the 2025 financial aid award year, and, if so, we expect that the earliest a program could lose eligibility is 2026.

The requirements associated with the gainful employment regulations may substantially increase our administrative burdens and could affect our program offerings, student enrollment, persistence and retention. At this time, it is difficult to predict whether our programs will satisfy the gainful employment metrics. Further, the continuing eligibility of our academic programs will be affected by factors beyond management's control such as changes in our graduates' employment and income levels, changes in student borrowing levels, increases in interest rates, and various other factors. Even if we were able to correct any deficiency in the gainful employment metrics in a timely manner, the disclosure requirements associated with a program's failure to meet at least one metric may adversely affect student enrollments in that program and may adversely affect the reputation of our institution.

The failure by Capella University or Strayer University to comply with the Department of Education's credit hour or direct assessment rules could result in sanctions and other liability.

Title IV regulations define the term "credit hour" and require accrediting agencies and state authorization agencies to review the reliability and accuracy of an institution's credit hour assignments. If an accreditor does not comply with this requirement, its recognition by the Department of Education could be jeopardized. If an accreditor identifies systematic or significant noncompliance in one or more of an institution's programs, the accreditor must notify the Secretary of Education. In addition to the credit hour model, the Department of Education has granted approvals for a small number of institutions, including Capella University, to operate direct assessment academic programs. Instead of measuring student progress through the number of credit hours spent in the course, these direct assessment programs allow students to progress through courses by showing mastery over material through the completion of assessments, sometimes in less time than it would take to complete a course under a credit hour model. If the Department of Education determines that an institution is out of compliance with the credit hour definition or direct assessment requirements, the Department of Education could impose liabilities or other sanctions. Such penalties could have a material adverse effect on our business.

The failure by Capella University or Strayer University to comply with the Clery Act or Title IX could result in sanctions and other liability.

Capella University and Strayer University must comply with the campus safety and security reporting requirements as well as other requirements in the Clery Act, including changes made to the Clery Act by the Violence Against Women Reauthorization Act of 2013. On October 20, 2014, the Department of Education promulgated final regulations implementing amendments to the Clery Act. In addition, the Department of Education has interpreted Title IX, which prohibits discrimination on the basis of sex in education programs that receive funding from the federal government, to categorize sexual violence as a form of prohibited sex discrimination and to require institutions to follow certain disciplinary procedures with respect to such offenses. Failure to comply with the Clery Act or Title IX requirements or regulations thereunder could result in action by the Department of Education to require corrective action, fine the University, or limit or suspend its participation in Title IV programs, which could lead to litigation and could harm the

University's reputation. In addition, individuals alleging sex discrimination may sue an institution under Title IX for corrective action and monetary damages.

On May 6, 2020, the Department of Education published final rules related to implementation of Title IX, which prohibits discrimination on the basis of sex in education programs that receive funding from the federal government. The final rules define what constitutes sexual harassment for purposes of Title IX in the administrative enforcement context, describe what actions trigger an institution's obligation to respond to incidents of alleged sexual harassment, and specify how an institution must respond to allegations of sexual harassment. Among other things, the 2020 rules include a requirement for live hearings on Title IX sexual harassment claims, which includes direct and cross-examination of parties, university-provided advisors (in the event a student or party does not provide an advisor), rulings on questions of relevance by decision-makers, and the creation and maintenance of a record of the live hearing proceedings. The final rule became effective August 14, 2020. On August 24, 2021, the Department of Education Office for Civil Rights issued guidance indicating it would cease enforcement of the rules' prohibition against consideration of statements made by individuals failing to submit to cross-examination at a live hearing.

On June 23, 2022, the Department of Education released proposed Title IX regulations for public comment. Among other changes, the proposed rule would address all forms of sex-based harassment (not only sexual harassment); clarify that Title IX's prohibition against sex discrimination includes discrimination on the basis of sex stereotypes, sex characteristics, pregnancy or related conditions, sexual orientation and gender identity; and eliminate the requirement for live hearings at the post-secondary level. The public comment period on the proposed rule ended on September 12, 2022. When the Department publishes a final Title IX rule, it will indicate an effective date.

On October 4, 2022, the Department of Education's Office for Civil Rights released a resource document for students and institutions in which it reinforced that current Title IX regulations prohibit discrimination based on pregnancy, childbirth, false pregnancy, termination of pregnancy or recovery therefrom. The resource document further emphasized that Title IX requires institutions to treat pregnancy, childbirth, false pregnancy, termination of pregnancy and recovery therefrom the same as other temporary disabilities with respect to medical benefits, services, plans, and policies, and detailed requirements for leave and reinstatement for both students and employees.

Failure to comply with these final rules and the resulting sanctions could have a material adverse effect on our business.

Capella University and Strayer University are subject to sanctions if they fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The Higher Education Act and Department of Education regulations require the Universities to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program before completing it. If refunds are not properly calculated or timely paid, the University may be required to post a letter of credit with the Department of Education or be subject to sanctions or other adverse actions by the Department of Education. Such consequences could have a material adverse effect on our business.

Investigations, legislative and regulatory developments, and general credit market conditions related to the student loan industry may result in fewer lenders and loan products and increased regulatory burdens and costs in the U.S.

The Higher Education Act regulates relationships between lenders to students and post-secondary education institutions. In 2009, the Department of Education promulgated regulations that address these relationships, and state legislators have also passed or may be considering legislation related to relationships between lenders and institutions. In addition, new procedures introduced and recommendations made by the CFPB create uncertainty about whether Congress will impose new burdens on private student lenders. These developments, as well as legislative and regulatory changes, such as those relating to gainful employment and repayment rates, create uncertainty in the industry, and general credit market conditions may cause some lenders to decide not to provide certain loan products and may impose increased administrative and regulatory costs. Such actions could reduce demand for and/or availability of private education loans, decrease Capella University's or Strayer University's non-Title IV revenue, and thereby increase Capella University's or Strayer University's 90/10 ratio, and have a material adverse effect on our business.

We rely on one or more third parties for software and services necessary to administer Capella University's and Strayer University's participation in Title IV programs and failure of such a third party to provide compliant software and services, or by us in our use of the software, could cause Capella University or Strayer University to lose eligibility to participate in Title IV programs.

Because each of Capella University and Strayer University is jointly and severally liable to the Department of Education for the actions of third-party Title IV processing software providers, failure of such providers to comply with applicable regulations could have a material adverse effect on Capella University or Strayer University, including loss of eligibility to participate in Title IV programs. If any of the third-party servicers discontinue providing software and services to one or both of the Universities, we may not be able to replace them in a timely, cost-efficient, or effective manner, or at all, and the Universities could lose their ability to comply with the requirements of Title IV programs. Such developments could adversely affect our enrollment, revenues, and results of operations.

Our business could be harmed if Capella University or Strayer University experience a disruption in their ability to process student loans under the Federal Direct Loan Program.

Each of Capella University and Strayer University collected the majority of its fiscal year 2023 total consolidated net revenue from receipt of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Any processing disruptions by the Department of Education may affect our students' ability to obtain student loans on a timely basis. If either of the Universities experiences a disruption in its ability to process student loans through the Federal Direct Loan Program, either because of administrative challenges on the part of the University or the inability of the Department of Education to process the volume of direct loans on a timely basis, our business, financial condition, results of operations, and cash flows could be adversely and materially affected.

Our business could be harmed if Congress makes changes to the availability of Title IV funds.

Each of Capella University and Strayer University collected the majority of its fiscal year 2023 total consolidated net revenue from receipt of Title IV financial aid program funds, principally from federal student loans under the Federal Direct Loan Program. Changes in the availability of these funds or a reduction in the amount of funds disbursed may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows. Congress eliminated further federal direct subsidized loans for graduate and professional students as of July 1, 2012. On August 9, 2013, Congress passed legislation that ties interest rates on Title IV loans to the rate paid on U.S. Treasury bonds. Interest rates are set every July 1st for loans taken out from July 1st to June 30th of the following year. In July 2012, Congress reduced eligibility for Pell Grants from 18 semesters to 12 semesters. To date, these changes have not had a material impact on our business, but future changes in the availability of Title IV funds could affect students' ability to fund their education and thus may have a material adverse effect on our enrollment, financial condition, results of operations, and cash flows.

As enforcement of laws related to the accessibility of technology continues to evolve in the U.S., information technology development costs and compliance risks could increase.

Capella University's and Strayer University's online education programs are made available to students through personal computers and other technological devices. For each of these programs, the curriculum makes use of a combination of graphics, pictures, videos, animations, sounds, and interactive content. Federal agencies, including the Department of Education and the Department of Justice, have considered or are considering how electronic and information technology should be made accessible to persons with disabilities. For example, Section 504 of the Rehabilitation Act of 1973 ("Section 504"), prohibits discrimination against a person with a disability by any organization that receives federal financial assistance. The Americans with Disabilities Act ("ADA") prohibits discrimination based on disability in several areas, including public accommodations. In 2010, the Department of Education's Office for Civil Rights, which enforces Section 504, together with the Department of Justice, which enforces the ADA, asserted that requiring the use of technology in a classroom environment when such technology is inaccessible to individuals with disabilities violates Section 504 and the ADA, unless those individuals are provided accommodations or modifications that permit them to receive all the educational benefits provided by the technology in an equally effective and integrated manner. In recent years, the Department of Education's OCR and third parties have brought enforcement actions against institutions related to website accessibility of online course material. If Capella University or Strayer University is found to have violated Section 504 or the ADA, it may be required to modify existing content and functionality of its online classroom or other uses of technology, including through adoption of specific technical standards. As a result of such enforcement action, or as a result of new laws and regulations that require greater accessibility, Capella University or Strayer University may have to modify its online classrooms and other uses of technology to satisfy applicable requirements at potentially substantial cost. As with all nondiscrimination laws that apply to recipients of federal financial assistance, an institution may lose access to certain federal financial assistance if it does not comply with Section 504 requirements. In addition, private parties may file or threaten to file lawsuits alleging failure to comply with laws that prohibit discrimination on the basis of disability, such as Section 504 and the ADA, and defending against and resolving such actions may require Capella University or Strayer University to incur costs of litigation and costs to modify its online classrooms and other uses of technology.

Risks Related to Our Business

Our enrollment rate is uncertain, and we may not be able to assess our future enrollments effectively.

Our ability to grow enrollment depends on a number of factors, including macroeconomic factors like unemployment and the resulting lower confidence in job prospects, and many of the regulatory risks discussed above. Our enrollment in 2024 will be affected by legislative uncertainty and regulatory activity in the U.S., and macroeconomic conditions globally. It is likely that legislative, regulatory, and economic uncertainties will continue for the foreseeable future, and thus it is difficult to assess our long-term growth prospects. Since 2013, we have selectively closed physical locations of Strayer University to align our resources in keeping with the increasing preference of our current students for online course delivery. Although we plan to continue investing selectively in new campus facilities, and to pursue other growth opportunities in the future, there can be no assurance as to what our growth rate will be or as to the steps we may need to take to adapt to the changing regulatory, legislative, and economic conditions.

Adding new locations, programs, and services is dependent on our forecast of the demand for those locations, programs, and services and on regulatory approvals.

Adding new locations, programs, and services require us to expend significant resources, including making human capital and financial capital investments, incurring marketing expenses, and reallocating other resources. To open a new location, we are required to obtain appropriate federal, state, and accrediting agency approvals, which may be conditioned, delayed, or halted in a manner that could significantly affect our growth plans. We cannot assure investors that we will open new locations or add new programs or services in the future, or that any new locations, programs or services will be successful.

Our future success depends in part upon our ability to recruit and retain key personnel.

Our success to date has been, and our continuing success will be, substantially dependent upon our ability to attract and retain highly qualified executive officers, faculty, administrators, and other key personnel. If we cease to employ any of these integral personnel or fail to manage a smooth transition to new personnel, our business could suffer.

Our success depends in part on our ability to update and expand the content of existing academic programs and develop new programs in a cost-effective manner and on a timely basis.

Our success depends in part on our ability to update and expand the content of our academic programs, develop new programs in a cost-effective manner, and meet students' needs in a timely manner. Prospective employers of our graduates increasingly demand that their employees possess appropriate technological and other skills. The update and expansion of our existing programs and the development of new programs

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may not be received favorably by students, prospective employers, or the online education market. If we cannot respond to changes in industry requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs at all, or as quickly as students require, due to regulatory constraints or as quickly as our competitors introduce competing new programs.

Our financial performance depends in part on our ability to continue to increase awareness of the academic programs we offer among working adult students.

Awareness of the academic programs we offer among working adult students in the U.S. is critical to the continued acceptance and growth of our programs. Our inability to increase awareness of the programs we offer through effective marketing and advertising could limit our enrollments and negatively affect our business. The following are some of the factors that could prevent us from successfully marketing our programs:

- the emergence of more successful competitors;

- customer dissatisfaction with our services and programs;

- performance problems with our online systems; and

- our failure to maintain or expand our brand or other factors related to our marketing.

Congressional and other governmental activities in the U.S. could damage the reputation of Capella University or Strayer University and limit our ability to attract and retain students.

In recent years, Congress increased its focus on proprietary educational institutions, including administration of Title IV programs, military tuition assistance, veterans education benefits, and other federal programs. During a prior Administration, the Department of Education indicated to Congress that it intended to increase its regulation of and attention to proprietary educational institutions, and the Government Accountability Office released several reports of investigations into proprietary educational institutions. Several state Attorneys General have also undertaken extensive investigations of proprietary educational institutions. These and other governmental activities, including potential new regulations on program integrity and gainful employment, even if resulting in no adverse findings or actions against Capella University or Strayer University, singly or cumulatively could affect public perception of proprietary higher education, damage the reputation of Capella University or Strayer University, and limit our ability to attract and retain students.

We face strong competition in the post-secondary education market.

Post-secondary education is highly competitive. We compete with traditional public and private two-year and four-year colleges, other for-profit schools, vocational education organizations, and alternatives to higher education, such as employment and military service. Public colleges may offer programs similar to those of our Universities without tuition or at a lower tuition level as a result of government subsidies (including various "free college" programs), government and foundation grants, tax-deductible contributions, and other financial sources not available to proprietary institutions. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than we do. While we believe that our Universities provide valuable education to their students, we may not always accurately predict the drivers of a student or potential students' decisions to choose among the range of educational and other options available to them. This strong competition could adversely affect our business.

Capella University and Strayer University, with their online programs, operate in a highly competitive market with rapid technological changes, and they may not compete successfully.

Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities, and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. The Universities' success will depend on their ability to adapt to these changing technologies.

The Company relies on exclusive proprietary rights and intellectual property, and competitors may attempt to duplicate our programs and methods.

Third parties may attempt to develop competing programs or duplicate or copy aspects of our curriculum, online library, quality management, and other proprietary content. Any such attempt, if successful, could adversely affect our business. In the ordinary course of business, we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. Such intellectual property includes, but is not limited to, courseware materials for classes taught online and on-ground, and business know-how and internal processes and procedures developed to respond to the requirements of its various education regulatory agencies.

Seasonal and other fluctuations in our operating results could adversely affect the trading price of our common stock.

Our business is subject to seasonal fluctuations, which cause our operating results to fluctuate from quarter to quarter. This fluctuation may result in volatility or have an adverse effect on the market price of our common stock. We experience, and expect to continue to experience, seasonal fluctuations in our revenue. Historically, our quarterly revenues and income from U.S. operations have been lowest in the third quarter (July through September) because fewer students are enrolled during the summer months. ANZ's quarterly revenues and income from operations have been lowest in the first quarter (January through March) because fewer students are enrolled during the summer season in Australia and New Zealand. We also incur significant expenses in the third quarter in preparing for our peak enrollment in the U.S. in the fourth quarter (October through December), including investing in online and campus infrastructure necessary to support increased usage. These investments result in fluctuations in our operating results which could result in volatility or have an adverse effect on the market price of our common stock. In addition, the online education market is a rapidly evolving market, and we may not be able to forecast accurately future enrollment growth and revenues.

Regulatory requirements in the U.S. may make it more difficult to acquire us.

A change in ownership resulting in a change of control of Capella University or Strayer University (or of the Company) would trigger a requirement for recertification of the University (or the Universities) by the Department of Education for purposes of participation in federal student financial aid programs, a review of the University's accreditation by its institutional accrediting agency, and reauthorization of the University (or the Universities) by certain state licensing and other regulatory agencies. If we or one of the Universities underwent a change of control that required approval by any state authority, any institutional accrediting agency, or any federal agency, and any required regulatory approval were significantly delayed, limited, or denied, there could be a material adverse effect on our ability to offer certain educational programs, award certain degrees, diplomas, or certificates, operate one or more of our locations, admit certain students or participate in Title IV programs, which in turn, could have a material adverse effect on our business. These factors may diminish the Company's appeal as an acquisition target.

Capacity constraints or system disruptions to a University's computer networks could damage the reputation of the institutions and limit our ability to attract and retain students.

The performance and reliability of our Universities' computer networks, especially the online educational platform, is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could result in the unavailability of the University's computer networks. We cannot assure you that the Universities, including their online educational platforms, will be able to expand their program infrastructure on a timely basis sufficient to meet demand for their programs. The Universities' computer systems and operations could be vulnerable to interruption or malfunction due to events beyond their control, including natural disasters, telecommunications failures, and cybersecurity incidents. Any interruption to the Universities' computer systems or operations could have a material adverse effect on our ability to attract and retain students.

The Company's computer networks, and those of third parties we use in our operations, may be vulnerable to cybersecurity risks that could disrupt operations and require them to expend significant resources.

The Company's computer networks, and those of third-parties we use in our operations, may be vulnerable to unauthorized access, computer hackers, computer viruses, and other cybersecurity problems, such as ransomware attacks, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems may be subject to directed attacks intended to lead to interruptions in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our students) and other data, confidential information or intellectual property. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated, and may limit the functionality of or otherwise negatively impact our service offering and systems. These systems also may be vulnerable to disruptions from other factors, including pandemic, violent incident, natural disaster, power loss, telecommunications and Internet failures, civil unrest, and other events beyond our reasonable control. As a result, we may be required to expend significant resources to protect against the threat of these cybersecurity breaches or disruptions to alleviate problems caused by these breaches or disruptions.

The personal information that the Company collects may be vulnerable to breach, theft, or loss that could adversely affect our reputation and operations and is subject to privacy and data security laws which may impact operational efficiency.

Possession and use of personal information in our operations subject us to risks and costs that could harm our business. The Universities collect, use, and retain large amounts of personal information regarding their students and their families, including social security numbers, tax return information, personal and family financial data, and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal information is held and managed by certain vendors. Although we use security and business controls to limit access to and use of personal information, a third party may be able to circumvent those security and business controls, potentially resulting in a breach of student or employee privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to various U.S. state and federal legislative and regulatory burdens that could, among other things, require notification of data breaches and restrict our use of personal information. The risk of hacking and cyber-attacks has increased, as has the sophistication of such attacks, including ransomware attacks and email phishing schemes targeting employees to give up their credentials. We cannot assure you that a breach, loss, or theft of personal information will not occur. A breach, theft, or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under U.S. state and federal privacy statutes and legal actions by state authorities and private litigants, any of which could have a material adverse effect on our business. For example, the California Consumer Privacy Act ("CCPA"), which provides consumers with rights related to their personal information, likely applies to the Company. Were the CCPA to apply and if we were out of compliance, we could be subject to significant civil penalties or private lawsuits brought by consumers. Moreover, certain of our operations involve the collection of personal information from individuals outside the U.S., which may render us subject to global privacy and data security laws. For example, the European Union General Data Protection Regulation ("GDPR"), Australia's Federal Privacy Act and Australian Privacy Principles and New Zealand's Privacy Act, may impact or restrict the manner in which the Company is able to transfer and process personal information. Further, were a U.S. state regulator or a foreign regulator to find the Company out of compliance with applicable privacy laws or regulations, there is the potential for administrative, civil, or criminal liability with significant monetary penalties as well as reputational harm to the Company.

Failure to maintain adequate processes to prevent and detect fraudulent activity related to student online enrollment or financial aid could adversely affect the Universities' operations.

Our online environment is susceptible to an increased risk of fraudulent activity by outside parties with respect to the student online learning platform and student financial aid programs. While we have been able to detect past incidents of fraudulent activity, which have been isolated, and we have increased our internal capabilities to prevent and detect possible fraudulent activity, we cannot be certain that our systems and processes will continue to be adequate with increasingly sophisticated external fraud schemes. The Department of Education requires institutions that participate in Title IV programs to refer to the Office of the Inspector General any credible information related to fraudulent activity. If we do not maintain adequate systems to prevent and deter such fraudulent activity, the Department of Education may find a lack of "administrative capability" and could limit our access to Title IV funding.

The Company operates institutions in the U.S., Australia, and New Zealand, and is subject to complex business, economic, legal, political, geopolitical, and foreign currency risks, which risks may be difficult to address adequately.

With the acquisition of the ANZ portfolio, the Company now operates institutions in three different countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. We also either have operations in or contract with vendors who may have employees in various countries. We may have difficulty managing and administering an internationally dispersed business, which may materially adversely after our business, financial condition and results of operation. Additional challenges associated with the international conduct of the business that may materially adversely affect our operating results include:

- each of our institutions is subject to unique regulatory schemes, business challenges, and competitive pressures;

- difficulty maintaining quality standards consistent with our brands and with local accreditation standards;

- fluctuations in exchange rates, possible currency devaluations, inflation and hyperinflation;

- compliance with a variety of domestic and foreign laws and regulations;

- political elections and changes in government policies;

- potential economic, political, and geopolitical instability affecting the countries in which we and our vendors operate; and

- limitations on the repatriation and investment of funds and foreign currency exchange restrictions.

Integrating SEI and Torrens University and associated assets in Australia and New Zealand ("ANZ") may be more difficult, costly or time consuming than expected, and the combined company may not realize all of the anticipated benefits of the acquisition.

The success of the Company will depend on, among other things, our ability to integrate ANZ into SEI, in a manner that does not materially disrupt existing student relationships or adversely affect current revenues and investments in future growth. If the Company is not able to achieve these objectives, the anticipated benefits of the acquisition of ANZ may not be realized fully or at all or may take longer to realize than expected.

The goodwill and indefinite-lived intangible assets recorded in connection with the acquisitions of Capella Education Company ("CEC") and ANZ could become impaired in the future.

We are required to assess goodwill and indefinite-lived intangible assets for impairment at least annually. To the extent goodwill or indefinite-lived intangible assets become impaired, we may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on future operating results and statements of financial position of the Company.

The impact of pandemics like the COVID-19 pandemic and other possible future public health emergencies may adversely affect our business, our future results of operations, and our overall financial performance.

The COVID-19 global pandemic caused significant volatility and disruption to the domestic and global economy. The Company's transition to remote and hybrid working involves many operational challenges and may adversely affect our ability to satisfy student needs. Remote working may also increase the chance of cybersecurity incidents, including ransomware attacks and email phishing schemes targeting employees to give up their credentials. Any future pandemic could result in unpredictable, sustained weakness in demand, or be accompanied by temporary closure of international borders, any of which could disrupt our operations and have a material effect on our business.

The extent to which pandemics like the COVID-19 pandemic and future public health emergencies could affect our business, operations and financial results is uncertain and will depend on numerous factors that are impossible to predict, including: the duration and scope of the pandemic; the impact on economic activity from the pandemic and actions taken in response, including those of governmental entities; the impact of the pandemic and the government response thereto on our employees, students, and business partners, including any suspensions or terminations of employer tuition reimbursement programs; our ability to operate and provide our services with employees working remotely and/or closures of our campus locations; potential exposure to claims for liability arising out of employees or students who may contract the virus; and the ability of our students to continue their education notwithstanding the pandemic.

Item 1B.   Unresolved Staff Comments

There are no SEC staff comments on our periodic SEC reports which are unresolved.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

The Company's cybersecurity program is designed to protect and preserve the confidentiality, integrity, and availability of our networks and systems, as well as information that we own or is in our care, through a risk-based approach. The Company's program is based on the U.S. National Institute for Standards and Technology standards and other applicable industry frameworks. Our cybersecurity program identifies, assesses, and manages material risks from cybersecurity threats by implementing a comprehensive set of practices, processes, and technologies designed to protect our data digital assets and data.

Our cybersecurity program includes:

- ongoing employee cybersecurity awareness and training activities, which includes periodic "phishing" testing;

- intrusion detection by monitoring network and system activities to detect unusual or suspicious behavior;

- access management and access controls which aim to implement "least privilege" access;

- protection of sensitive data through "at rest" and "in transit" encryption;

- industry-standard monitoring and protection software;

- a defined vulnerability management program;

- periodic cybersecurity assessments, including with the support of independent third-party consultants;

- developing plans for recovering from security incidents and maintaining business continuity in the face of cyberattacks; and

- a cybersecurity incident response plan that provides controls and procedures to support timely and accurate reporting of cybersecurity incidents.

The Company's cybersecurity program is integrated within the Company's enterprise risk management program, which provides oversight and governance of cybersecurity risk through risk assessment, risk monitoring, and follow-through on stated objectives and investments to actively manage and remediate related risks.

The Company maintains arrangements with third party information infrastructure (IT) vendors — including "cloud computing" vendors. The Company has processes designed to manage cybersecurity risks arising from our use of such vendors, including conducting risk assessments prior to integration into the Company's networks and additional assessments prior to contract renewals or extensions. Cybersecurity measures employed by significant third-party service providers are also assessed prior to introduction into our environment. The Company also commissions third-party risk assessments of certain IT vendors to identify and evaluate risks associated with each third party and to minimize potential disruptions and liabilities that may arise from external partnerships. We further manage potential threats to our systems originating with or associated with IT vendors by integrating cybersecurity requirements and other provisions into various contracts as applicable. Vulnerabilities in third-party software are monitored and managed through our vulnerability management program.

To date, the risks from cybersecurity threats have not materially affected the Company. Our cybersecurity program is designed to detect and prevent cybersecurity events that would have a material adverse effect on the Company. Despite our efforts, however, the threat of sophisticated, targeted computer crime poses a risk to the security of our systems and networks and the confidentiality, availability, and integrity of our data. Notwithstanding our efforts to protect intellectual property and confidential and personal information, our facilities and systems may be vulnerable to cybersecurity events. See "Item 1A. Risk Factors — Risks Related to our Business."

We maintain insurance covering certain costs that we may incur in connection with cybersecurity incidents, which we believe is commensurate with the size and the nature of our operations. However, the Company may incur expenses and losses related to a cyber incident that are not covered by insurance or are in excess of our insurance coverage.

Governance

The Company's Chief Information Security Officer ("CISO") is responsible for cybersecurity at the executive level. The CISO oversees a team of cybersecurity professionals responsible for assessing and managing our material risk from cybersecurity threats. The CISO works closely with the Chief Information Officer and reports to the Chief Financial Officer and Chief Administrative Officer. The CISO also leads a cross-functional Cybersecurity Incident Response Team ("CSIRT") responsible for responding to and managing cybersecurity incidents. The CSIRT consists of professionals from various departments within SEI, including Information Technology, Information Security, Legal, Finance, Enterprise Risk Management, Human Resources, and other key business areas. The CISO has extensive expertise in cybersecurity, including over two decades of experience at a federal law enforcement agency, where responsibilities included technical risk management, information security, cyber investigations, incident response, and cyber strategy. In addition to the CISO's professional background, the CISO maintains several relevant industry credentials, including ISACA Certification in Risk and Information Systems Control ("CRISC") and ISC2 Certification in Information Systems Security Professional ("CISSP").

The Audit Committee of the Company's Board of Directors, which is wholly comprised of independent directors, is tasked with oversight of the Company's enterprise risk assessment and risk management policies and guidelines, including cybersecurity. The Audit Committee receives quarterly cybersecurity updates from the Chief Information Officer and/or the CISO. Each update includes, among other topics, a summary of SEI cybersecurity events, vulnerability management, ransomware readiness, and global cybersecurity trends across industries. The Audit Committee also receives updates from Internal Audit, which report on cybersecurity in the context of enterprise risk management. The Audit Committee updates the Board of Directors as appropriate.

The Company maintains a process to escalate certain cybersecurity incidents promptly so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Item 2. Properties

Except for one campus facility which we own, our campus and administrative facilities are leased. The Company's corporate headquarters is located at 2303 Dulles Station Blvd., Herndon, VA 20171. Our primary location in Minneapolis, also the headquarters for Capella University, is located at 225 South 6th Street, Minneapolis, MN 55402. The headquarters and main campus of Strayer University is located at 1133 15th Street NW, Washington, D.C. 20005. The headquarters of ANZ is located at 17/51 Foveaux Street, Surry Hills, New South Wales, 2010 in Australia.

We evaluate current utilization of our facilities and anticipated enrollment to determine facility needs. We did not open any new campuses in the U.S. during 2023. Any new locations in the U.S. will continue to incorporate a smaller cost-efficient design intended to service a student body that values a brick and mortar presence, even while taking an increasing number of their courses online.

Our leases generally range from three to fifteen years with one to two renewal options for extended terms. As of December 31, 2023, the Company leased approximately 70 campus and administrative facilities in the United States consisting of approximately 0.8 million square feet. In 2023, we reduced our leased and owned facility footprint by approximately 90,000 square feet, primarily due to lease terms expiring, by reducing the size of existing facilities at the time of lease renewal, or through the sale of owned campuses. The facility that we own consists of approximately 20,000 square feet.

For more information regarding our ongoing lease commitments, see Note 7, Leases, in the consolidated financial statements appearing in Part II, Item 8 of this report.

Item 3.   Legal Proceedings

We are involved in litigation and other legal proceedings arising out of the ordinary course of our business. From time to time, certain matters may arise that are other than ordinary and routine. The outcome of such matters is uncertain, and we may incur costs in the future to defend, settle, or otherwise resolve them. We currently believe that the ultimate outcome of such matters will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect future results of operations in a particular period. See Note 21, Litigation, in the consolidated financial statements appearing in Part II, Item 8 of this report for additional information regarding our legal proceedings and related matters, which information is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market under the symbol "STRA." As of January 26, 2024, there were 24,406,816 shares of common stock outstanding, and approximately 125 holders of record, which includes nominees or broker dealers holding stock on behalf of beneficial owners.

In 2022 and 2023, our Board of Directors approved the following dividend payments per common share:

	2022	2023
First Quarter	$0.60	$0.60
Second Quarter	$0.60	$0.60
Third Quarter	$0.60	$0.60
Fourth Quarter	$0.60	$0.60

Whether to declare dividends and the amount of dividends to be paid in the future will be reviewed periodically by our Board of Directors in light of our earnings, cash flow, financial condition, capital needs, investment opportunities, and regulatory considerations. There is no requirement or assurance that common dividends will be paid in the future.

Peer Group Performance Graph

The following performance graph compares the cumulative stockholder return on our common stock since December 31, 2018 with The NASDAQ Stock Market (U.S.) Index and a self-determined peer group consisting of Adtalem Global Education, Inc. (ATGE), Bright Horizons Family Solutions, Inc. (BFAM), Chegg, Inc. (CHGG), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Stride Inc. (LRN), Laureate Education, Inc. (LAUR), Pearson PLC (PSO), Perdoceo Education Corporation (PRDO), and 2U, Inc. (TWOU). At present, there is no comparative index for the education industry. This graph is not deemed to be "soliciting material" or to be filed with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Exchange Act, and the graph shall not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act or the Exchange Act.

Comparison of 60 Month Cumulative Total Return*
Among Strategic Education, Inc.
The NASDAQ Stock Market (U.S.) Index and a Peer Group



Name	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Strategic Education, Inc.	100	142	87	55	77	93
NASDAQ Stock Market (U.S.)	100	137	198	242	163	236
Peer Group	100	98	132	99	89	116

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*   The comparison assumes $100 was invested on December 31, 2018 in our common stock, the NASDAQ Stock Market (U.S.) Index, and the peer companies selected by us. Cumulative stockholder return assumes reinvestment of dividends and the peer group cumulative stockholder return is weighted by market capitalization at the beginning of each year.

There were no sales by us of unregistered securities during the year ended December 31, 2023.

Stock Repurchase Program

In November 2003, our Board of Directors authorized us to repurchase shares of common stock in open market purchases from time to time at the discretion of our management, depending on market conditions and other corporate considerations. Our Board of Directors amended the program on various dates, increasing the repurchase amount authorized and extending the expiration date, with the most recent extension being approved by our Board of Directors in November 2023. All of our share repurchases have been effected in compliance with Rule 10b-18 under the Exchange Act. Some repurchases have been made in accordance with a share repurchase plan adopted by us under Rule 10b5-1 under the Exchange Act. Our share repurchase program may be modified, suspended, or terminated at any time by us without notice.

During the three months ended December 31, 2023, the Company did not repurchase any shares of common stock under its repurchase program. At December 31, 2023, the Company's remaining authorization for common stock repurchases was $240.0 million, and is available for use through December 31, 2024.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, the "Cautionary Notice Regarding Forward-Looking Statements," Part I, Item 1A "Risk Factors," and the other information appearing elsewhere, or incorporated by reference, in this Annual Report on Form 10-K.

Background

Strategic Education, Inc. ("SEI," "we," "us," "our," or "the Company") is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. We operate primarily through our wholly-owned subsidiaries, Capella University and Strayer University, both accredited post-secondary institutions of higher education located in the United States, and Torrens University, an accredited post-secondary institution of higher education located in Australia. Our operations emphasize relationships through our Education Technology Services segment with employers to build employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate, and degree programs.

Segments Overview

As of December 31, 2023, we had the following reportable segments:

U.S. Higher Education ("USHE") Segment

- The USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University, including the Jack Welch Management Institute MBA, which is a unit of Strayer University. USHE also operates non-degree web and mobile application development courses through Hackbright Academy and Devmountain, which are units of Strayer University.

- Capella University is accredited by the Higher Learning Commission and Strayer University is accredited by the Middle States Commission on Higher Education, both higher education institutional accrediting agencies recognized by the Department of Education. The USHE segment provides academic offerings both online and in physical classrooms, helping working adult students develop specific competencies they can apply in their workplace.

- In 2023, USHE average total student enrollment increased 6.8% to 82,267 compared to 77,027 in 2022.

- Trailing 4-quarter student persistence within USHE was 87.4% in the third quarter of 2023 compared to 87.7% for the same period in 2022. Student persistence is calculated as the rate of students continuing from one quarter to the next, adjusted for graduates, on a trailing 4-quarter basis. Student persistence is reported one quarter in arrears. The table below summarizes USHE trailing 4-quarter student persistence for the past 8 quarters.

Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
86.8%	87.1%	87.3%	87.7%	87.4%	87.4%	87.3%	87.4%

- Trailing 4-quarter government provided grants and loans per credit earned within USHE decreased 8.3% as of the end of the third quarter of 2023. Government provided grants and loans per credit earned includes all Federal loans and grants for students (Title IV hereafter) in our USHE institutions, and is calculated on a trailing 4-quarter basis and reported one quarter in arrears.

Title IV per credit earned has been declining as employer-affiliated enrollment has grown, and as more students earn credit through Sophia Learning and other affordable alternative pathways. The table below summarizes the percentage change in USHE trailing 4-quarter Title IV per credit earned for the past 8 quarters.

Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
(11.3)%	(8.1)%	(6.4)%	(5.3)%	(6.2)%	(7.2)%	(7.4)%	(8.3)%

Education Technology Services Segment

- Our Education Technology Services segment is primarily focused on developing and maintaining relationships with employers to build employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate, and degree programs. The employer relationships developed by the Education Technology Services segment are an important source of student enrollment for Capella University and Strayer University, and the majority of the revenue attributed to the Education Technology Services segment is driven by the volume of enrollment derived from these employer relationships. Enrollments attributed to the Education Technology Services segment are determined based on a student's employment status and the existence of a corporate partnership arrangement with SEI. All enrollments attributed to the Education Technology Services segment continue to be attributed to the segment until the student graduates or withdraws, even if his or her employment status changes or if the partnership contract expires.

- In 2023, employer affiliated enrollment as a percentage of USHE enrollment was 27.2% compared to 24.4% in 2022.

- Education Technology Services also supports employer partners through Workforce Edge, a platform which provides employers a full-service education benefits administration solution, and Sophia Learning, which enables education benefits programs through the use of low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities.

Australia/New Zealand ("ANZ") *Segment*

- Torrens University is the only investor-funded university in Australia. Torrens University offers undergraduate, graduate, higher degree by research, and specialized degree courses primarily in five fields of study: business, design and creative technology, health, hospitality, and education. Courses are offered both online and at physical campuses. Torrens University is registered with the Tertiary Education Quality and Standards Agency ("TEQSA"), the regulator for higher education providers and universities throughout Australia, as an Australian University that is authorized to self-accredit its courses.

- Think Education is a vocational registered training organization and accredited higher education provider in Australia. Think Education delivers education services at several campuses in Sydney, Melbourne, Brisbane, and Adelaide as well as through online study. Think Education and its colleges are accredited in Australia by the TEQSA and the Australian Skills Quality Authority, the regulator for vocational education and training organizations that operate in Australia.

- Media Design School is a private tertiary institution for creative and technology qualifications in New Zealand. Media Design School offers industry-endorsed courses in 3D animation and visual effects, game art, game programming, graphic and motion design, digital media, artificial intelligence, and creative advertising. Media Design School is accredited in New Zealand by the New Zealand Qualifications Authority, the organization responsible for the quality assurance of non-university tertiary training providers.

- In 2023, Australia/New Zealand average total student enrollment decreased 3.6% to 18,692 compared to 19,388 in 2022.

We believe we have the right operating strategies in place to provide the most direct path between learning and employment for our students. We are constantly innovating to differentiate ourselves in our markets and drive growth by supporting student success, producing affordable degrees, optimizing our comprehensive marketing strategy, serving a broader set of our students' professional needs, and establishing new growth platforms. The talent of our faculty and employees, supported by market leading technology, enable these strategies. We believe our strategy will allow us to continue to deliver high quality, affordable education, resulting in continued growth over the long-term. We will continue to invest in this strategy to strengthen the foundation and future of our business.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments related to its allowance for credit losses; income tax provisions; the useful lives of property and equipment and intangible assets; redemption rates for scholarship programs and valuation of contract liabilities; fair value of right-of-use lease assets for facilities that have been vacated; incremental borrowing rates; valuation of deferred tax assets, goodwill, and intangible assets; forfeiture rates and achievability of performance targets for stock-based compensation plans; and accrued expenses. Management bases its estimates and judgments on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly reviews its estimates and judgments for reasonableness and may modify them in the future. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies are its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition — Capella University and Strayer University offer educational programs primarily on a quarter system having four academic terms, which generally coincide with our quarterly financial reporting periods. Torrens University offers the majority of its education programs on a trimester system having three primary academic terms, which all occur within the calendar year. Approximately 96% of our revenues during the year ended December 31, 2023 consisted of tuition revenue. Capella University offers monthly start options for new students, who then transition to a quarterly schedule. Capella University also offers its FlexPath program, which allows students to determine their 12-week billing session schedule after they complete their first course. Tuition revenue for all students is recognized ratably over the period of instruction as the universities provide academic services, whether delivered in person at a physical campus or online. Tuition revenue is shown net of any refunds, withdrawals, discounts, and scholarships. The universities also derive revenue from other sources such as textbook-related income, certificate revenue, certain academic fees, licensing revenue, accommodation revenue, food and beverage fees, and other income, which are all recognized when earned. In accordance with Accounting Standards Codification ("ASC") 606, *Revenue Recognition*, materials provided to students in connection with their enrollment in a course are recognized as revenue when control of those materials transfers to the student. At the start of each academic term or program, a contract liability is recorded for academic services to be provided, and a tuition receivable is recorded for the portion of the tuition not paid in advance. Any cash received prior to the start of an academic term or program is recorded as a contract liability.

Students at Capella University and Strayer University finance their education in a variety of ways, and historically about 75% of our students have participated in one or more financial aid program provided through Title IV of the Higher Education Act. In addition, many of our working adult students finance their own education or receive full or partial tuition reimbursement from their employers. Those students who are veterans or active duty military personnel have access to various additional government-funded educational benefit programs.

In Australia, domestic students attending an ANZ institution finance their education themselves or by taking a loan through the national Higher Education Loan Program provided by the Australian government to support higher education. In New Zealand, domestic students may utilize government loans to fund tuition and may be eligible for a period of "fees free" study funded by the government. International students attending an ANZ institution are not eligible for funding from the Australian or New Zealand governments.

A typical class is offered in weekly increments over a six- to twelve-week period, depending on the university and course type, and is followed by an exam. Student attendance is based on physical presence in class for on-ground classes. For online classes, attendance consists of logging into one's course shell and performing an academically-related activity (e.g., engaging in a discussion post or taking a quiz).

If a student withdraws from a course prior to completion, a portion of the tuition may be refundable depending on when the withdrawal occurs. We use the student's withdrawal date or last date of attendance for this purpose. Our specific refund policies vary across the universities and non-degree programs. For students attending Capella University, our refund policy varies based on course format. GuidedPath students are allowed a 100% refund through the first five days of the course, a 75% refund from six to twelve days, and 0% refund for the remainder of the period. FlexPath students receive a 100% refund through the 12th calendar day of the course for their first billing session only and a 0% refund after that date and for all subsequent billing sessions. For students attending Strayer University, our refund policy typically permits students who complete less than half of a course to receive a partial refund of tuition for that course. For domestic students attending an ANZ institution, refunds are typically provided to students that withdraw within the first 20% of a course term. For international students attending an ANZ institution, refunds are provided to students that withdraw prior to the course commencement date. In limited circumstances, refunds to students attending an ANZ institution may be granted after these cut-offs subject to an application for special consideration by the student and approval of that application by the institution. Refunds reduce the tuition revenue that otherwise would have been recognized for that student. Since the academic terms coincide with our financial reporting periods for most programs, nearly all refunds are processed and recorded in the same quarter as the corresponding revenue. For certain programs where courses may overlap a quarter-end date, we estimate a refund or withdrawal rate and do not recognize the related revenue until the uncertainty related to the refund is resolved. The portion of tuition revenue refundable to students may vary based on the student's state of residence.

For U.S. students who receive funding under Title IV and withdraw, funds are subject to return provisions as defined by the Department of Education. The university is responsible for returning Title IV funds to the Department and then may seek payment from the withdrawn student of prorated tuition or other amounts charged to him or her. Loss of financial aid eligibility during an academic term is rare and would normally coincide with the student's withdrawal from the institution. In Australia and New Zealand, government funding for eligible students is provided directly to the institution on an estimated basis annually. The amount of government funding provided is based on a course-by-course forecast of enrollments that the institution submits for the upcoming calendar year. Using the enrollment forecast provided as well as the requesting institution's historical enrollment trends, the government approves a fixed amount, which is then funded to the institution evenly on a monthly basis. Periodic reconciliation and true-ups are undertaken between the relevant government authority and the institution based on actual eligible enrollments, which may result in a net amount being due to or from the government.

Students at Strayer University registering in credit-bearing courses in any undergraduate program qualify for the Graduation Fund, whereby qualifying students earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. Students must meet all of Strayer University's admission requirements and not be eligible for any previously offered scholarship program. To maintain eligibility, students must be enrolled in a bachelor's degree program. Students who have more than one consecutive term of non-attendance lose any Graduation Fund credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future. In their final academic year, qualifying students will receive one free course for every three courses that the student successfully completed in prior years. Strayer University's performance obligation associated with free courses that may be redeemed in the future is valued based on a systematic and rational allocation of the cost of honoring the benefit earned to each of the underlying revenue transactions that result in progress by the student toward earning the benefit. The estimated value of awards under the Graduation Fund that will be recognized in the future is based on historical experience of students' persistence in completing their course of study and earning a degree and the tuition rate in effect at the time it was associated with the transaction. Estimated redemption rates of eligible students vary based on their term of enrollment. As of December 31, 2023, we had deferred $44.5 million for estimated redemptions earned under the Graduation Fund, as compared to $46.8 million at December 31, 2022. Each quarter, we assess our assumptions underlying our estimates for persistence and estimated redemptions based on actual experience. To date, any adjustments to our estimates have not been material. However, if actual persistence or redemption rates change, adjustments to the reserve may be necessary and could be material.

Tuition receivable — We record estimates for our allowance for credit losses related to tuition receivable from students primarily based on our historical collection rates by age of receivable and adjusted for reasonable expectations of future collection performance, net of recoveries. Our experience is that payment of outstanding balances is influenced by whether the student returns to the institution, as we require students to make payment arrangements for their outstanding balances prior to enrollment. Therefore, we monitor outstanding tuition receivable balances through subsequent terms, increasing the reserve on such balances over time as the likelihood of returning to the institution diminishes and our historical experience indicates collection is less likely. We periodically assess our methodologies for estimating credit losses in consideration of actual experience. If the financial condition of our students were to deteriorate based on current or expected future events resulting in evidence of impairment of their ability to make required payments for tuition payable to us, additional allowances or write-offs may be required. During 2023 and 2022, our bad debt expense was 4.3% and 3.9% of revenue, respectively. A change in our allowance for credit losses of 1% of gross tuition receivable as of December 31, 2023 would have changed our income from operations by approximately $1.2 million.

Goodwill and intangible assets — Goodwill represents the excess of the purchase price of an acquired business over the amount assigned to the assets acquired and liabilities assumed. Indefinite-lived intangible assets, which include trade names, are recorded at fair market value on their acquisition date. At the time of acquisition, goodwill and indefinite-lived intangible assets are allocated to reporting units. Management identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management regularly reviews the operating results of those components.

Goodwill and indefinite-lived intangible assets are assessed at least annually for impairment, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit below its carrying amount. In 2023, we performed a qualitative impairment assessment, consistent with ASC 350, *Intangibles — Goodwill and Other* ("ASC 350"), of goodwill assigned to all reporting units, except for goodwill assigned to the Capella University and Strayer University reporting units, as well as for indefinite-lived intangible assets, except for the Capella University trade name, to evaluate the recoverability of the related amounts. The qualitative factors considered included macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that have a significant bearing on fair value.

Given the length of time since the last valuation, in 2023 we elected to bypass a qualitative annual impairment assessment for goodwill assigned to the Capella University and Strayer University reporting units and for the Capella University indefinite-lived intangible assets and proceeded directly to a quantitative impairment assessment, consistent with ASC 350. To assess goodwill, we used an income-based approach to determine the fair value of the Capella University and Strayer University reporting units, which consisted of a discounted cash flow model that included projections of future cash flows for the two reporting units, calculating a terminal value, and discounting such cash flows by a risk adjusted rate of return. To assess the indefinite-lived intangible assets, we used an income-based approach to determinate the fair value of the Capella University trade name, which consisted of a discounted cash flow model, using the relief from royalty method, that included a projection of future revenues for Capella University, identifying a royalty rate, calculating a terminal value, and discounting such cash flows by a risk adjusted rate of return. Based on the qualitative and quantitative impairment assessments performed, we concluded that no goodwill or indefinite-lived intangible asset impairments had been incurred during the years ended December 31, 2022 or 2023.

Finite-lived intangible assets that are acquired in business combinations are recorded at fair value on their acquisition dates and are amortized on a straight-line basis over the estimated useful life of the asset. Finite-lived intangible assets consist of student relationships. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are not recoverable, a potential impairment loss is recognized to the extent the carrying amount of the assets exceeds the fair value of the assets. No impairment charges related to finite-lived intangible assets were recorded during the years ended December 31, 2022 or 2023. As of December 31, 2023, all finite-lived intangible assets related to student relationships were fully amortized.

Other estimates — We record estimates for income tax liabilities and estimate the useful lives of our property and equipment and intangible assets. We also periodically review our assumed forfeiture rates and ability to achieve performance targets for stock-based awards and adjust them as necessary. Should actual results differ from our estimates, revisions to the carrying amount of property and equipment and intangible assets, stock-based compensation expense, and income tax liabilities may be required.

Results of Operations

In 2023, we generated $1,132.9 million in revenue compared to $1,065.5 million in 2022. Our income from operations increased to $95.3 million in 2023 compared to $70.8 million in 2022, primarily due to higher revenue driven by student enrollment growth in the USHE segment and growth in Sophia Learning subscriptions in the Education Technology Services segment, and lower amortization expense of intangible assets, partially offset by higher restructuring costs, bad debt expense, and unfavorable foreign currency exchange impacts. Our net income in 2023 was $69.8 million compared to $46.7 million in 2022, and diluted earnings per share was $2.91 in 2023 compared to $1.94 in 2022.

Year Ended December 31, 2023 Compared To Year Ended December 31, 2022

Revenues. Consolidated revenues increased to $1,132.9 million in 2023 compared to $1,065.5 million in 2022, primarily due to an increase in USHE student enrollment, growth in Sophia Learning subscriptions, and higher ANZ revenue per student, partially offset by unfavorable foreign currency exchange impacts. In the USHE segment for the year ended December 31, 2023, average total student enrollment increased 6.8% to 82,267 from 77,027 in 2022. USHE segment revenues increased 6.2% to $819.0 million in 2023 compared to $771.0 million in 2022, primarily due to the increase in student enrollment. In the Australia/New Zealand segment for the year ended December 31, 2023, average total student enrollment decreased 3.6% to 18,692 from 19,388 in 2022. Australia/New Zealand segment revenues increased 1.2% to $233.5 million in 2023 compared to $230.7 million in 2022, primarily due to higher revenue per student as a result of students taking higher course loads, partially offset by unfavorable foreign currency exchange impacts. Education Technology Services segment revenues increased 26.2% to $80.5 million in 2023 compared to $63.8 million in 2022, primarily as a result of growth in Sophia Learning subscriptions and higher employer affiliated enrollment.

Instructional and support costs. Consolidated instructional and support costs increased to $623.9 million in 2023 compared to $597.3 million in 2022, principally due to increases in personnel-related costs, bad debt expense, student material costs, and technology-related costs, partially offset by lower facility costs and stock-based compensation expense, and favorable foreign currency exchange impacts. Consolidated instructional and support costs as a percentage of revenues decreased to 55.1% in 2023 from 56.1% in 2022.

General and administration expenses. Consolidated general and administration expenses increased to $384.4 million in 2023 compared to $379.8 million in 2022, principally due to increased investments in branding initiatives and partnerships with brand ambassadors, partially offset by lower stock-based compensation expense and favorable foreign currency exchange impacts. Consolidated general and administration expenses as a percentage of revenues decreased to 33.9% in 2023 from 35.6% in 2022.

Amortization of intangible assets. Amortization of intangible assets decreased to $11.5 million in 2023 compared to $14.4 million in 2022, primarily due to the finite-lived intangible assets acquired through the acquisition of ANZ becoming fully amortized in October 2023.

Merger and integration costs. Merger and integration costs increased to $1.5 million in 2023 compared to $1.1 million in 2022 and are primarily related to integration expenses associated with the acquisition of ANZ.

Restructuring costs. Restructuring costs increased to $16.3 million in 2023 from $2.1 million in 2022, principally due to an increase of $10.5 million in severance and other personnel-related expenses from employee terminations related to position eliminations during the year, a decrease of $1.9 million in gains related to the sale of real estate and early terminations of leased facilities, and an increase of $1.8 million in right-of use lease asset and fixed asset impairment charges associated with vacating leased space in 2023.

Income from operations.   Consolidated income from operations increased to $95.3 million in 2023 compared to $70.8 million in 2022, primarily due to higher revenue driven by student enrollment growth in the USHE segment and growth in Sophia Learning subscriptions in the Education Technology Services segment, and lower amortization expense of intangible assets, partially offset by higher restructuring costs, bad debt expense, and unfavorable foreign currency exchange impacts. USHE segment income from operations increased 54.5% to $59.6 million in 2023 compared to $38.6 million in 2022, primarily due to higher revenue from an increase in student enrollment. Australia/New Zealand segment income from operations increased 17.7% to $35.9 million in 2023 compared to $30.5 million in 2022, primarily due to higher revenue and personnel-related cost savings due to headcount reductions, partially offset by unfavorable foreign currency exchange impacts. Education Technology Services segment income from operations increased 51.0% to $29.1 million in 2023 compared to $19.3 million in 2022, primarily due to higher revenue as a result of growth in Sophia Learning subscriptions and an increase in employer affiliated enrollment.

Other income (expense).   Other income (expense) increased to $5.4 million of income in 2023 compared to $1.2 million of expense in 2022, primarily due to an increase of $6.6 million in interest income and an increase of $1.8 million in investment income from our limited partnerships, partially offset by an increase in interest expense due to higher interest rates. We incurred $7.2 million of interest expense in 2023 compared to $5.7 million in 2022.

Provision for income taxes.   Income tax expense was $30.9 million in 2023 compared to $22.9 million in 2022. Our effective tax rate for 2023 was 30.7%, compared to 32.9% in 2022. Income tax expense for the years ended December 31, 2023 and 2022 include shortfall tax impacts related to share-based payment arrangements of approximately $1.4 million and $1.5 million, respectively. Our effective tax rate, excluding these and other discrete tax adjustments, was 30.0% for 2023.

Net income.   Net income increased to $69.8 million in 2023 compared to $46.7 million in 2022 due to the factors discussed above.

Year Ended December 31, 2022 Compared To Year Ended December 31, 2021

Revenues.   Consolidated revenues decreased to $1,065.5 million in 2022 compared to $1,131.7 million in 2021, primarily due to declines in enrollment and unfavorable foreign currency exchange impacts. In the USHE segment for the year ended December 31, 2022, average total student enrollment decreased 6.5% to 77,027 from 82,425 in 2021. USHE segment revenues decreased 7.0% to $771.0 million in 2022 compared to $829.3 million in 2021, primarily as a result of declines in enrollment. In the Australia/New Zealand segment for the year ended December 31, 2022, average total student enrollment increased to 19,388 from 19,350 in 2021. Australia/New Zealand segment revenues decreased 7.7% to $230.7 million in 2022 compared to $250.1 million in 2021, primarily due to unfavorable foreign currency exchange impacts and lower revenue per student. In the Education Technology Services segment, revenues for the year ended December 31, 2022 increased 21.9% to $63.8 million compared to $52.3 million in 2021, primarily as a result of growth in Sophia Learning and higher employer affiliated enrollment.

Instructional and support costs.   Consolidated instructional and support costs decreased to $597.3 million in 2022 compared to $608.3 million in 2021, principally due to lower facility costs and bad debt expense. Consolidated instructional and support costs as a percentage of revenues increased to 56.1% in 2022 from 53.7% in 2021.

General and administration expenses.   Consolidated general and administration expenses increased to $379.8 million in 2022 compared to $361.3 million in 2021, principally due to increased investments in branding initiatives and partnerships with brand ambassadors. Consolidated general and administration expenses as a percentage of revenues increased to 35.6% in 2022 from 31.9% in 2021.

Amortization of intangible assets.   Amortization of intangible assets decreased to $14.4 million in 2022 compared to $51.5 million in 2021, due to the finite-lived intangible assets acquired through the merger with Capella Education Company being fully amortized as of the third quarter of 2021.

Merger and integration costs.　Merger and integration costs decreased to $1.1 million in 2022 compared to $11.2 million in 2021, as a result of lower integration expenses associated with the acquisition of ANZ.

Restructuring costs.　Restructuring costs decreased to $2.1 million in 2022 from $25.5 million in 2021, principally due to $3.7 million of right-of-use lease asset and fixed asset impairment charges associated with vacating leased space in 2022, compared to $21.6 million in 2021, as well as higher severance and other personnel-related expenses from employee terminations in 2021.

Income from operations.　Consolidated income from operations decreased to $70.8 million in 2022 compared to $73.9 million in 2021, primarily due to lower earnings in the USHE segment, partially offset by lower amortization expense of intangible assets, restructuring costs, and merger and integration costs. USHE segment income from operations decreased 63.2% to $38.6 million in 2022 compared to $104.9 million in 2021, primarily due to declines in enrollment, lower revenue per student, and increased investments in marketing initiatives. Australia/New Zealand segment income from operations decreased 15.0% to $30.5 million in 2022 compared to $35.9 million in 2021, primarily due to lower revenues and unfavorable foreign currency exchange impacts. Education Technology Services segment income from operations decreased 9.6% to $19.3 million in 2022 compared to $21.3 million in 2021 as a result of increased investment in outreach to corporate partners, partially offset by growth in Sophia Learning and an increase in employer affiliated enrollment.

Other income (expense).　Other income (expense) decreased to $1.2 million of expense in 2022 compared to $2.7 million of income in 2021, primarily due to a decrease in investment income from our limited partnership investments and an increase in interest expense, partially offset by an increase in interest income due to higher interest rates. We incurred $5.7 million of interest expense in 2022 compared to $3.6 million in 2021.

Provision for income taxes.　Income tax expense was $22.9 million in 2022 compared to $21.5 million in 2021. Our effective tax rate for 2022 was 32.9% compared to 28.1% in 2021. The increase in the effective tax rate in 2022 was primarily due to a $1.5 million tax shortfall recognized through share-based payment arrangements. Our effective tax rate, excluding these and other discrete tax adjustments, was 30.4% for 2022.

Net income.　Net income decreased to $46.7 million in 2022 compared to $55.1 million in 2021 due to the factors discussed above.

Non-GAAP Financial Measures

In the accompanying analysis of financial information for the three years ended December 31, 2023, we use certain financial measures including Adjusted Revenue, Adjusted Total Costs and Expenses, Adjusted Income from Operations, Adjusted Operating Margin, Adjusted Income Before Income Taxes, Adjusted Net Income, and Adjusted Diluted Earnings per Share that are not required by or prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These measures, which are considered "non-GAAP financial measures" under SEC rules, are defined by us to exclude the following:

- purchase accounting adjustments to record acquired contract liabilities at fair value as a result of our acquisition of Torrens University and associated assets in Australia and New Zealand and to record amortization and depreciation expense related to intangible assets and software assets acquired through our merger with Capella Education Company and our acquisition of Torrens University and associated assets in Australia and New Zealand;

- transaction and integration expenses associated with our merger with Capella Education Company and our acquisition of Torrens University and associated assets in Australia and New Zealand;

- severance costs, lease and fixed asset impairment charges, gains on sale of real estate and early termination of leased facilities, and other costs associated with our restructuring activities;

- income/loss from partnership and other investments that are not part of our core operations; and

- discrete tax adjustments related to stock-based compensation and other adjustments.

To illustrate currency impacts to operating results, Adjusted Revenue, Adjusted Total Costs and Expenses, Adjusted Income from Operations, Adjusted Operating Margin, Adjusted Income Before Income Taxes, Adjusted Net Income, and Adjusted Diluted Earnings per Share for the year ended December 31, 2023 are also presented on a constant currency basis.

When considered together with GAAP financial results, we believe these measures provide management and investors with an additional understanding of our business and operating results, including underlying trends associated with our ongoing operations.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable with other similarly titled measures of other companies. Non-GAAP financial measures may be considered in addition to, but not as a substitute for or superior to, GAAP results. A reconciliation of these measures to the most directly comparable GAAP measures is provided below.

Adjusted income from operations was $124.6 million in 2023 compared to $88.3 million in 2022. Adjusted net income was $89.1 million in 2023 compared to $60.3 million in 2022, and adjusted diluted earnings per share was $3.72 in 2023 compared to $2.51 in 2022.

The tables below reconcile our reported results of operations to adjusted results (amounts in thousands, except per share data):

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2023 (in thousands, except per share data)

| | As Reported (GAAP) | Non-GAAP Adjustments | | | | | As Adjusted (Non-GAAP) |
		Purchase accounting adjustments[1]	Merger and integration costs[2]	Restructuring costs[3]	Income from other investments[4]	Tax adjustments[5]	
Revenues	$1,132,924	$ —	$ —	$ —	$ —	$ —	$1,132,924
Total costs and expenses	$1,037,603	$(11,457)	$(1,544)	$(16,256)	$ —	$ —	$1,008,346
Income from operations	$ 95,321	$ 11,457	$ 1,544	$ 16,256	$ —	$ —	$ 124,578
Operating margin	8.4%						11.0%
Income before income taxes	$ 100,726	$ 11,457	$ 1,544	$ 16,256	$(2,718)	$ —	$ 127,265
Net income	$ 69,791	$ 11,457	$ 1,544	$ 16,256	$(2,718)	$(7,245)	$ 89,085
Diluted earnings per share	$ 2.91						$ 3.72
Weighted average diluted shares outstanding	23,956						23,956

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2022 (in thousands, except per share data)

| | As Reported (GAAP) | Non-GAAP Adjustments | | | | | As Adjusted (Non-GAAP) |
		Purchase accounting adjustments[1]	Merger and integration costs[2]	Restructuring costs[3]	Income from other investments[4]	Tax adjustments[5]	
Revenues	$1,065,480	$ —	$ —	$ —	$ —	$ —	$1,065,480
Total costs and expenses	$ 994,720	$(14,350)	$(1,117)	$(2,115)	$ —	$ —	$ 977,138
Income from operations	$ 70,760	$ 14,350	$ 1,117	$ 2,115	$ —	$ —	$ 88,342
Operating margin	6.6%						8.3%
Income before income taxes	$ 69,569	$ 14,350	$ 1,117	$ 2,115	$(579)	$ —	$ 86,572
Net income	$ 46,670	$ 14,350	$ 1,117	$ 2,115	$(579)	$(3,419)	$ 60,254
Diluted earnings per share	$ 1.94						$ 2.51
Weighted average diluted shares outstanding	23,998						23,998

Reconciliation of Reported to Adjusted Results of Operations for the year ended December 31, 2021 (in thousands, except per share data)

	As Reported (GAAP)	Non-GAAP Adjustments					As Adjusted (Non-GAAP)
		Purchase accounting adjustments[1]	Merger and integration costs[2]	Restructuring costs[3]	Income from other investments[4]	Tax adjustments[5]	
Revenues	$1,131,686	$ 3,646	$ —	$ —	$ —	$ —	$1,135,332
Total costs and expenses	$1,057,774	$(51,495)	$(11,201)	$(25,472)	$ —	$ —	$ 969,606
Income from operations	$ 73,912	$ 55,141	$ 11,201	$ 25,472	$ —	$ —	$ 165,726
Operating margin	*6.5%*						*14.6%*
Income before income taxes	$ 76,599	$ 55,141	$ 11,201	$ 25,472	$(5,300)	$ —	$ 163,113
Net income	$ 55,087	$ 55,141	$ 11,201	$ 25,472	$(5,300)	$(24,975)	$ 116,626
Diluted earnings per share	$ 2.28						$ 4.83
Weighted average diluted shares outstanding	24,122						24,122

(1) Reflects a purchase accounting adjustment to record acquired contract liabilities at fair value as a result of the Company's acquisition of Torrens University and associated assets in Australia and New Zealand, and amortization and depreciation expense of intangible assets and software assets acquired through the Company's merger with Capella Education Company and the Company's acquisition of Torrens University and associated assets in Australia and New Zealand.

(2) Reflects transaction and integration expenses associated with the Company's merger with Capella Education Company, including premerger litigation settlement, net of insurance recovery, and the Company's acquisition of Torrens University and associated assets in Australia and New Zealand.

(3) Reflects severance costs, lease and fixed asset impairment charges, gains on sale of real estate and early termination of leased facilities, and other costs associated with the Company's restructuring.

(4) Reflects income/loss recognized from the Company's investments in partnership interests and other investments.

(5) Reflects tax impacts of the adjustments described above and discrete tax adjustments related to stock-based compensation and other adjustments, utilizing an adjusted effective tax rate of 30.0%, 30.4%, and 28.5%, for 2023, 2022, and 2021, respectively.

The table below presents our adjusted results of operations on a constant currency basis for the year ended December 31, 2023 (amounts in thousands, except per share data):

	As Adjusted (Non-GAAP)	Constant currency adjustment[1]	As Adjusted with Constant Currency (Non-GAAP)
Revenues	$1,132,924	$10,937	$1,143,861
Total costs and expenses	$1,008,346	$ 8,925	$1,017,271
Income from operations	$ 124,578	$ 2,012	$ 126,590
Operating margin	*11.0%*		*11.1%*
Income before income taxes	$ 127,265	$ 2,106	$ 129,371
Net income	$ 89,085	$ 1,475	$ 90,560
Diluted earnings per share	$ 3.72		$ 3.78
Weighted average diluted shares outstanding	23,956		23,956

(1) Reflects an adjustment to translate foreign currency results for the year ended December 31, 2023 at a constant exchange rate of 0.69 Australian Dollars to U.S. Dollars, which was the average exchange rate for the same period in 2022.

Liquidity and Capital Resources

At December 31, 2023, we had cash, cash equivalents, and marketable securities of $208.7 million compared to $235.9 million at December 31, 2022. We maintain our cash and cash equivalents primarily in money market funds and demand deposit bank accounts at high credit quality financial institutions, which are included in cash and cash equivalents at December 31, 2023 and 2022. In addition, we invest excess cash in U.S. treasury bills with maturities of three months or less, which are included in cash and cash equivalents. We also hold marketable securities, which primarily include tax-exempt municipal securities, corporate debt securities, and term deposits. We earned interest income of $10.4 million, $3.8 million, and $1.1 million in each of the years ended December 31, 2023, 2022, and 2021, respectively.

We are party to a credit facility ("Amended Credit Facility"), which provides for a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $350 million. The Amended Credit Facility provides us with an option, subject to obtaining additional loan commitments and satisfaction of certain conditions, to increase the commitments under the Revolving Credit Facility or establish one or more incremental term loans (each, an "Incremental Facility") in an amount up to the sum of (x) the greater of (A) $300 million and (B) 100% of the Company's consolidated EBITDA (earnings before interest, taxes, depreciation, amortization, and noncash charges, such as stock-based compensation) calculated on a trailing four-quarter basis and on a pro forma basis, and (y) if such Incremental Facility is incurred in connection with a permitted acquisition or other permitted investment, any amounts so long as the Company's leverage ratio (calculated on a trailing four-quarter basis) on a pro forma basis will be no greater than 1.75:1.00. In addition, the Amended Credit Facility provides for a subfacility for borrowings in certain foreign currencies in an amount equal to the U.S. dollar equivalent of $150 million. Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00%, depending on our leverage ratio. An unused commitment fee ranging from 0.20% to 0.30% per annum, depending on our leverage ratio, accrues on unused amounts. We were in compliance with all applicable covenants related to the Amended Credit Facility as of December 31, 2023. As of December 31, 2023 and 2022, we had $61.4 million and $101.4 million, respectively, outstanding under our Revolving Credit Facility. During each of the years ended December 31, 2023 and 2022, we repaid $40.0 million of the outstanding balance under our Revolving Credit Facility. During each of the years ended December 31, 2023 and 2022, we paid $6.8 million and $4.2 million, respectively, of interest and unused commitment fees related to our Revolving Credit Facility.

Our net cash provided by operating activities decreased to $117.1 million in 2023 compared to $126.1 million in 2022. The decrease in net cash from operating activities was primarily driven by higher tax payments and an increase in cash used for working capital.

Our net cash used in investing activities increased to $48.5 million in 2023 compared to $31.4 million in 2022. The increase in net cash used in investing activities was primarily driven by $26.9 million in purchases of marketable securities and lower cash proceeds related to the sale of property and equipment, partially offset by higher cash proceeds from marketable securities and other investments and lower capital expenditures in 2023. Capital expenditures decreased to $36.9 million in 2023 compared to $43.2 million in 2022, primarily due to a shift towards cloud computing investments and timing of capital projects.

Our net cash used in financing activities decreased to $113.6 million in 2023 compared to $142.4 million in 2022. The decrease in net cash used in financing activities was primarily driven by a $30.1 million decrease in repurchases of common stock, partially offset by an increase in net payments for employee stock awards.

The Board of Directors declared an annual cash dividend of $2.40 per common share, payable in equal parts quarterly. During the year ended December 31, 2023, we paid a total of $58.8 million in cash dividends on our common stock compared to $59.2 million in 2022. During the year ended December 31, 2023, we paid $10.0 million to repurchase shares of common stock in the open market under our repurchase program, compared to $40.1 million in 2022. As of December 31, 2023, we had $240.0 million remaining in share repurchase authorization to use through December 31, 2024.

Our recurring cash requirements consist primarily of general operating expenses, capital expenditures, discretionary dividend payments, and contractual obligations related to our lease agreements, limited partnership investments, and Revolving Credit Facility. We believe that the combination of our existing cash, cash equivalents, and marketable securities, cash generated from operating activities, and if necessary, cash available under our Amended Credit Facility will be sufficient to meet our cash requirements for the next 12 months and beyond.

Our material contractual cash commitments include minimum lease payments required under our lease agreements, capital commitments related to our four limited partnership investments and commitment fees associated with our Revolving Credit Facility.

The table below sets forth our contractual cash commitments associated with lease liabilities as of December 31, 2023 (in thousands):

		Payments Due By Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Lease liabilities	$175,948	$30,151	$55,967	$45,092	$44,738

As of December 31, 2023, we have a commitment to invest up to $2.4 million in our four limited partnership investments through 2031. Due to the uncertainty with respect to the timing of future cash flows associated with the limited partnership investments, we are unable to make reasonably reliable estimates of the period in which such additional investments may take place.

Due to the uncertainty with respect to the timing of future borrowings associated with our credit facility, we are unable to make reasonably reliable estimates of any commitment fees charged on the unused portion of the credit facility. As of December 31, 2023, our maximum estimated commitment fee is $0.9 million per annum related to the unused portion of our credit facility.

Recently Issued Accounting Standards

Refer to Note 2, Significant Accounting Policies, within the footnotes to the consolidated financial statements for recently issued accounting standards.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to the impact of interest rate changes and may be subject to changes in the market values of our future investments. We invest our excess cash in money market mutual funds, bank overnight deposits, U.S. treasury bills, and marketable securities. We have not used derivative financial instruments in our investment portfolio. Earnings from investments in money market mutual funds, bank overnight deposits, U.S. treasury bills, and marketable securities may be adversely affected in the future should interest rates decline, although such a decline may reduce the interest rate payable on any borrowings under our Revolving Credit Facility. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. As of December 31, 2023, a 1% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows related to investments in cash equivalents or interest earning marketable securities.

At December 31, 2023, we had $61.4 million outstanding under our Amended Credit Facility. Borrowings under the Amended Credit Facility bear interest at Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00% depending on our leverage ratio. An unused commitment fee ranging from 0.20% to 0.30%, depending on our leverage ratio, accrues on unused amounts under the Amended Credit Facility. An increase in Term SOFR would affect interest expense on any outstanding balance of the Revolving Credit Facility. For every 100 basis points increase in Term SOFR, we would incur an incremental $3.5 million in interest expense per year assuming the entire $350 million Revolving Credit Facility was utilized.

Foreign Currency Risk

The United States Dollar ("USD") is our reporting currency. The functional currency of each of our foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Revenues denominated in currencies other than the USD accounted for 20.6% of our consolidated revenues for the year ended December 31, 2023. We therefore have foreign currency risk related to these currencies, which is primarily the Australian dollar. Accordingly, changes in exchange rates, and in particular a weakening of foreign currencies relative to the USD may negatively affect our revenue and operating income as expressed in the USD. For the year ended December 31, 2023, a hypothetical 10% adverse change in the average annual foreign currency exchange rates would have decreased our consolidated revenues by approximately $23.4 million. In addition, the effect of exchange rate changes on cash and cash equivalents in the year ended December 31, 2023 was a decrease of $0.5 million. We do not use foreign exchange contracts or derivatives to hedge any foreign currency exposures.

Item 8.   Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Strategic Education, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Strategic Education, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment — Strayer University Reporting Unit

As described in Notes 1 and 9 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,252 million as of December 31, 2023, and the goodwill associated with the U.S. Higher Education segment, which includes the Strayer University reporting unit, is $632.1 million. The Company assesses goodwill at least annually for impairment during the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit below its carrying amount. Given the length of time since the last valuation, in 2023 the Company elected to bypass a qualitative annual impairment assessment for goodwill assigned to the Strayer University reporting unit and proceeded directly to a quantitative impairment assessment using the first day of the fourth quarter of 2023 as the assessment date. Management used an income-based approach which consisted of a discounted cash flow model to determine the fair value of the Strayer University reporting unit. The assumptions and estimates used in determining the estimated fair value of the Strayer University reporting unit include, but are not limited to, the amounts and timing of expected future cash flows, student enrollment growth, operating margins, the discount rate, and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Strayer University reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Strayer University reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to student enrollment growth, operating margins, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Strayer University reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Strayer University reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to student enrollment growth, operating margins, and the discount rate. Evaluating management's assumptions related to the student enrollment growth and operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Strayer University reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

Strayer University Graduation Fund Liability — Undergraduate Degree Programs

As described in Note 3 to the consolidated financial statements, the Company's consolidated Strayer University Graduation Fund liability was $44.5 million as of December 31, 2023, of which $40.6 million related to students enrolled in undergraduate degree programs. Strayer University offers the Graduation Fund, a program which allows undergraduate students to earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. The Company defers the value of the related performance obligation associated with the credits estimated to be redeemed in the future. Management's estimate of the benefits that will be redeemed in the future is based on the Company's historical experience of student persistence toward completion of a course of study within this program and similar programs.

The principal considerations for our determination that performing procedures relating to the Strayer University Graduation Fund liability for undergraduate degree programs is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the liability.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the Strayer University Graduation Fund liability for undergraduate degree programs. These procedures also included, among others (i) evaluating the appropriateness of the methodology used by management to determine the Strayer University Graduation Fund liability for undergraduate degree programs; (ii) recalculating the Strayer University Graduation Fund liability for undergraduate degree programs; and (iii) testing the completeness and accuracy of the underlying data used in determining the Strayer University Graduation Fund liability for undergraduate degree programs by testing, on a sample basis, certain underlying data related to current and historical students.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
February 29, 2024

We have served as the Company's auditor since 1993.

STRATEGIC EDUCATION, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 213,667	$ 168,481
Marketable securities	9,156	39,728
Tuition receivable, net	62,953	76,102
Other current assets	43,285	44,758
Total current assets	329,061	329,069
Property and equipment, net	132,845	118,529
Right-of-use lease assets	125,248	119,202
Marketable securities, non-current	13,123	483
Intangible assets, net	260,541	251,623
Goodwill	1,251,277	1,251,888
Other assets	49,652	54,419
Total assets	$2,161,747	$2,125,213
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 90,588	$ 90,888
Income taxes payable	6,989	2,200
Contract liabilities	88,488	92,341
Lease liabilities	23,879	24,190
Total current liabilities	209,944	209,619
Long-term debt	101,396	61,400
Deferred income tax liabilities	34,605	28,338
Lease liabilities, non-current	134,006	127,735
Other long-term liabilities	46,006	45,603
Total liabilities	525,957	472,695
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.01; 32,000,000 shares authorized; 24,402,891 and 24,406,816 shares issued and outstanding at December 31, 2022 and 2023, respectively	244	244
Additional paid-in capital	1,510,924	1,517,650
Accumulated other comprehensive loss	(35,068)	(34,247)
Retained earnings	159,690	168,871
Total stockholders' equity	1,635,790	1,652,518
Total liabilities and stockholders' equity	$2,161,747	$2,125,213

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Year Ended December 31,		
	2021	2022	2023
Revenues	$1,131,686	$1,065,480	$1,132,924
Costs and expenses:			
Instructional and support costs	608,261	597,321	623,903
General and administration	361,345	379,817	384,443
Amortization of intangible assets	51,495	14,350	11,457
Merger and integration costs	11,201	1,117	1,544
Restructuring costs	25,472	2,115	16,256
Total costs and expenses	1,057,774	994,720	1,037,603
Income from operations	73,912	70,760	95,321
Other income (expense)	2,687	(1,191)	5,405
Income before income taxes	76,599	69,569	100,726
Provision for income taxes	21,512	22,899	30,935
Net income	$ 55,087	$ 46,670	$ 69,791
Earnings per share:			
Basic	$ 2.30	$ 1.97	$ 2.98
Diluted	$ 2.28	$ 1.94	$ 2.91
Weighted average shares outstanding:			
Basic	23,955	23,679	23,403
Diluted	24,122	23,998	23,956

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Year Ended December 31,		
	2021	2022	2023
Net income	$ 55,087	$ 46,670	$69,791
Other comprehensive income (loss):			
Foreign currency translation adjustments	(39,392)	(43,425)	533
Unrealized gains (losses) on marketable securities, net of tax	(285)	(846)	288
Comprehensive income	$ 15,410	$ 2,399	$70,612

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

| | Common Stock | | Additional | Retained | Accumulated Other Comprehensive | |
	Shares	Par Value	Paid-in Capital	Earnings	Income (Loss)	Total
Balance at December 31, 2020 . . .	24,418,939	$244	$1,519,549	$179,646	$ 48,880	$1,748,319
Stock-based compensation	—	—	18,094	55	—	18,149
Exercise of stock options	1,632	—	113	—	—	113
Issuance of restricted stock, net . .	248,496	3	(2,997)	—	—	(2,994)
Repurchase of common stock . . .	(76,969)	(1)	(4,790)	(1,114)	—	(5,905)
Common stock dividends ($2.40 per share)	—	—	—	(59,102)	—	(59,102)
Foreign currency translation adjustment	—	—	—	—	(39,392)	(39,392)
Unrealized losses on marketable securities, net of tax	—	—	—	—	(285)	(285)
Net income	—	—	—	55,087	—	55,087
Balance at December 31, 2021 . . .	24,592,098	$246	$1,529,969	$174,572	$ 9,203	$1,713,990
Stock-based compensation	—	—	21,763	29	—	21,792
Exercise of stock options	377	—	14	—	—	14
Issuance of restricted stock, net . .	422,520	4	(2,917)	—	—	(2,913)
Repurchase of common stock . . .	(612,104)	(6)	(37,905)	(2,205)	—	(40,116)
Common stock dividends ($2.40 per share)	—	—	—	(59,376)	—	(59,376)
Foreign currency translation adjustment	—	—	—	—	(43,425)	(43,425)
Unrealized losses on marketable securities, net of tax	—	—	—	—	(846)	(846)
Net income	—	—	—	46,670	—	46,670
Balance at December 31, 2022 . . .	24,402,891	$244	$1,510,924	$159,690	$(35,068)	$1,635,790
Stock-based compensation	—	—	19,557	215	—	19,772
Exercise of stock options	4,138	—	223	—	—	223
Issuance of restricted stock, net . .	128,860	1	(5,048)	—	—	(5,047)
Repurchase of common stock . . .	(129,073)	(1)	(8,006)	(2,006)	—	(10,013)
Common stock dividends ($2.40 per share)	—	—	—	(58,819)	—	(58,819)
Foreign currency translation adjustment	—	—	—	—	533	533
Unrealized gains on marketable securities, net of tax	—	—	—	—	288	288
Net income	—	—	—	69,791	—	69,791
Balance at December 31, 2023 . . .	24,406,816	$244	$1,517,650	$168,871	$(34,247)	$1,652,518

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2021	2022	2023
Cash flows from operating activities:			
Net income	$ 55,087	$ 46,670	$ 69,791
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of marketable securities	781	—	—
Gain on sale of property and equipment	(2,656)	(2,886)	(2,136)
Amortization of deferred financing costs	552	552	557
Amortization of investment discount/premium	70	32	(65)
Depreciation and amortization	103,416	63,124	57,313
Deferred income taxes	(7,710)	(8,667)	(6,322)
Stock-based compensation	18,149	21,792	19,772
Impairment of right-of-use lease assets	18,876	1,185	5,135
Changes in assets and liabilities:			
Tuition receivable, net	(196)	(12,558)	(12,874)
Other assets	(6,964)	3,584	(7,631)
Accounts payable and accrued expenses	(6,700)	(4,339)	552
Income taxes payable and income taxes receivable	1,196	7,580	(4,688)
Contract liabilities	13,995	18,960	4,495
Other liabilities	(7,369)	(8,977)	(6,780)
Net cash provided by operating activities	180,527	126,052	117,119
Cash flows from investing activities:			
Purchases of property and equipment	(49,433)	(43,170)	(36,943)
Purchases of marketable securities	—	—	(26,905)
Proceeds from marketable securities	9,300	6,420	9,800
Proceeds from sale of property and equipment	8,331	6,525	5,890
Proceeds from other investments	—	—	457
Other investments	(1,292)	(335)	(314)
Cash paid for acquisition, net of cash acquired	—	(800)	(530)
Net cash used in investing activities	(33,094)	(31,360)	(48,545)
Cash flows from financing activities:			
Common dividends paid	(59,045)	(59,240)	(58,780)
Payments on long-term debt	—	(40,000)	(40,000)
Net payments for stock awards	(2,938)	(3,004)	(4,828)
Repurchase of common stock	(5,905)	(40,116)	(9,999)
Net cash used in financing activities	(67,888)	(142,360)	(113,607)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,353)	(4,090)	(496)
Net increase (decrease) in cash, cash equivalents, and restricted cash	77,192	(51,758)	(45,529)
Cash, cash equivalents, and restricted cash — beginning of period	202,020	279,212	227,454
Cash, cash equivalents, and restricted cash — end of period	$279,212	$ 227,454	$ 181,925
Noncash transactions:			
Non-cash additions to property and equipment	$ 9,308	$ 1,718	$ 3,066

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Strategic Education, Inc. ("Strategic Education" or the "Company"), a Maryland corporation, is an education services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. Strategic Education's portfolio of companies is dedicated to closing the skills gap by placing adults on the most direct path between learning and employment.

The accompanying consolidated financial statements and footnotes include the results of the Company's three reportable segments: (1) U.S. Higher Education ("USHE"), which is primarily comprised of Capella University and Strayer University and is focused on providing flexible and affordable certificate and degree programs to working adults; (2) Education Technology Services, which is primarily focused on developing and maintaining relationships with employers to build employee education benefits programs; and (3) Australia/New Zealand, which through Torrens University and associated assets, provides certificate and degree programs in Australia and New Zealand. The Company's reportable segments are discussed further in Note 20.

2. Significant Accounting Policies

Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Below is a description of the nature of the costs included in the Company's operating expense categories.

Instructional and support costs generally contain items of expense directly attributable to activities that support students. This expense category includes salaries and benefits of faculty and academic administrators, as well as admissions and administrative personnel who support and serve student interests. Instructional and support costs also include course development costs and costs associated with delivering course content, including educational supplies, facilities, and all other physical plant and occupancy costs, with the exception of costs attributable to the corporate offices. Bad debt expense incurred on delinquent student account balances is also included in instructional and support costs.

General and administration expenses include salaries and benefits of management and employees engaged in finance, human resources, legal, regulatory compliance, marketing and other corporate functions. Also included are the costs of advertising and production of marketing materials. General and administration expense also includes the facilities occupancy and other related costs attributable to such functions.

Amortization of intangible assets consists of amortization and depreciation expense related to intangible assets and software assets acquired through the Company's merger with Capella Education Company ("CEC") and the Company's acquisition of Torrens University and associated assets in Australia and New Zealand ("ANZ").

Merger and integration costs include integration expenses associated with the Company's merger with CEC, and transaction and integration expenses associated with the Company's acquisition of ANZ.

Restructuring costs include severance and other personnel-related expenses from voluntary and involuntary employee terminations, right-of-use lease and fixed asset impairment charges, gains on sale of real estate and early termination of leased facilities, and other costs associated with the Company's restructuring activities. See Note 4 for additional information.

Foreign Currency Translation and Transaction Gains and Losses

The United States Dollar ("USD") is the functional currency of the Company and its subsidiaries operating in the United States. The financial statements of its foreign subsidiaries are maintained in their functional currencies. The functional currency of each of the foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Financial statements of foreign subsidiaries are translated into USD using the exchange rates applicable to the dates of the financial statements. Assets and liabilities are translated into USD using the period-end spot foreign exchange rates. Income and expenses are translated at the weighted-average exchange rates in effect during the period. Equity accounts are translated at historical exchange rates. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income (loss) within stockholders' equity.

For any transaction that is in a currency different from the entity's functional currency, the Company records a net gain or loss based on the difference between the exchange rate at the transaction date and the exchange rate at the transaction settlement date (or rate at period end, if unsettled) in the consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash maintained in mostly FDIC-insured bank accounts and cash invested in money market mutual funds, bank overnight deposits, and U.S. treasury bills. The Company places its cash and temporary cash investments with various financial institutions. The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

Most cash and cash equivalent balances are in excess of the FDIC insurance limit. The Company has not experienced any losses on its cash and cash equivalents.

Restricted Cash

In the United States, a significant portion of the Company's revenues are funded by various federal and state government programs. The Company generally does not receive funds from these programs prior to the start of the corresponding academic term. The Company may be required to return certain funds for students who withdraw from a U.S. higher education institution during the academic term. The Company had approximately $1.4 million and $1.8 million of these unpaid obligations as of December 31, 2022 and 2023, respectively. In Australia and New Zealand, advance tuition payments from international students are required to be restricted until a student commences his or her course. In addition, a portion of tuition prepayments from students enrolled in a vocational education and training program are held in trust by a third party law firm to adhere to tuition protection requirements. As of December 31, 2022 and 2023, the Company had approximately $11.9 million and $11.1 million, respectively, of restricted cash related to these requirements in Australia and New Zealand. These balances are recorded as restricted cash and included in other current assets in the consolidated balance sheets.

As part of conducting operations in Pennsylvania, the Company is required to maintain a "minimum protective endowment" of at least $0.5 million in an interest-bearing account as long as the Company operates its campuses in the state. The Company holds these funds in an interest-bearing account, which is included in other assets.

The following table illustrates the reconciliation of cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows as of December 31, 2022 and 2023 (in thousands):

| | As of December 31, | |
	2022	2023
Cash and cash equivalents	$213,667	$168,481
Restricted cash included in other current assets	13,287	12,944
Restricted cash included in other assets	500	500
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$227,454	$181,925

Marketable Securities

Investments in marketable securities are carried at either amortized cost or fair value. Investments in marketable securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in marketable securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Management determines the appropriate designation of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date. All of the Company's marketable securities are designated as either held-to-maturity or available-for-sale.

The Company's available-for-sale marketable securities consist of tax-exempt municipal securities and corporate debt securities, which are carried at fair value as determined by quoted market prices or other inputs either directly or indirectly observable in the marketplace for identical or similar assets, with unrealized gains and losses, net of tax, recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity. Management reviews the fair value of the portfolio at least quarterly, and evaluates individual securities with fair value below amortized cost at the balance sheet date for impairment. In order to determine whether there is an impairment, management evaluates whether the Company intends to sell the impaired security and whether it is more likely than not that the Company will be required to sell the security before recovering its amortized cost basis.

If management intends to sell an impaired debt security, or it is more likely than not the Company will be required to sell the security prior to recovering its amortized cost basis, an impairment is deemed to have occurred. The amount of an impairment related to a credit loss, or securities that management intends to sell before recovery, is recognized in earnings. The amount of an impairment on debt securities related to other factors is recorded consistent with changes in the fair value of all other available-for-sale securities as a component of accumulated other comprehensive income (loss) within stockholders' equity.

The cost of securities sold is based on the specific identification method. Amortization of premiums, accretion of discounts, interest, dividend income and realized gains and losses are included in other income (loss). The contractual maturity date of available-for-sale securities is based on the days remaining to the effective maturity. The Company classifies marketable securities as either current or non-current assets based on management's intent with regard to usage of those funds, which is dependent upon the security's maturity date and liquidity considerations based on current market conditions. If management intends to hold the securities for longer than one year as of the balance sheet date, they are classified as non-current.

Tuition Receivable and Allowance for Credit Losses

The Company records tuition receivable and contract liabilities for its students upon the start of the academic term or program. Tuition receivables are not collateralized; however, credit risk is minimized as a result of the diverse nature of the Company's student bases and through the participation of the majority of the students in federally funded financial aid programs. An allowance for credit losses is established based upon historical collection rates by age of receivable and adjusted for reasonable expectations of future collection performance, net of estimated recoveries. These collection rates incorporate historical performance based on a student's current enrollment status, likelihood of future enrollment, degree mix trends and changes in the overall economic environment. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance for credit losses and bad debt expense.

The Company's tuition receivable and allowance for credit losses were as follows as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Tuition receivable	$110,066	$123,357
Allowance for credit losses	(47,113)	(47,255)
Tuition receivable, net	$ 62,953	$ 76,102

Approximately $2.7 million and $2.5 million of tuition receivable, net, are included in other assets as of December 31, 2022 and 2023, respectively, because these amounts are expected to be collected after 12 months.

The following table illustrates changes in the Company's allowance for credit losses for each of the three years ended December 31, 2023 (in thousands):

	2021	2022	2023
Allowance for credit losses, beginning of period	$ 49,773	$ 48,783	$ 47,113
Additions charged to expense	43,040	41,226	48,444
Write-offs, net of recoveries	(44,030)	(42,896)	(48,302)
Allowance for credit losses, end of period	$ 48,783	$ 47,113	$ 47,255

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. In accordance with ASC 360 *Property, Plant, and Equipment*, the carrying values of the Company's assets are re-evaluated when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected undiscounted future cash flows, then a loss is recognized using a fair value-based model. During the years ended December 31, 2021, 2022, and 2023, the Company recognized $2.7 million, $2.5 million and $0.4 million, respectively, of impairment charges related to property and equipment, which is included in Restructuring costs on the consolidated statements of income.

Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives ranging from three years to 40 years. Depreciation and amortization expense was $59.1 million, $52.0 million and $48.4 million for the years ended December 31, 2021, 2022, and 2023, respectively. Included in the 2021, 2022, and 2023 depreciation and amortization expense amount is $7.2 million, $3.2 million and $2.6 million of depreciation expense, respectively, related to computer software acquired in the CEC merger and content acquired in the ANZ acquisition, which is included in Amortization of intangible assets on the consolidated statements of income. Repairs and maintenance costs are expensed as incurred.

Over the last several years, the Company has been evaluating its owned and leased real estate portfolio to identify underutilized facilities to either downsize or exit. The Company sold two of its owned U.S. Higher Education campuses in 2021 and sold one owned U.S. Higher Education campus in both 2022 and 2023. The Company sold the long-lived assets, consisting of land, buildings, and building improvements, related to these owned campuses and recognized a $2.7 million, $2.9 million and $2.1 million gain on sale during the years ended December 31, 2021, 2022, and 2023, respectively, which is included in Restructuring costs on the consolidated statements of income.

Construction in progress includes costs of computer software developed for internal use, which is accounted for in accordance with ASC 350-40, *Internal-Use Software*. Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs, payroll, and payroll-related costs for employees that are directly associated with the project are capitalized and amortized over the estimated useful life of the software once placed into operation. Purchases of property and equipment and changes in accounts payable for each of the three years in the period ended December 31, 2023 in the consolidated statements of cash flows have been adjusted to exclude non-cash purchases of property and equipment transactions during that period.

Deferred Costs

The Company defers certain commissions earned by third party international agents that are considered incremental and recoverable costs of obtaining a contract with customers in the Australia/New Zealand segment. These costs are amortized over the period of benefit which ranges from one to two years. The Company also defers implementation costs incurred in cloud computing arrangements and amortizes these costs over the term of the arrangement.

Leases

The Company determines if an arrangement is a lease at inception. The Company analyzes each lease agreement to determine whether it should be classified as a finance lease or operating lease. Leases with an initial term longer than 12 months are included in right-of-use ("ROU") lease assets, lease liabilities, and lease liabilities, non-current on the Company's consolidated balance sheets. The Company combines lease and non-lease components for all leases.

ROU lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU lease assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit interest rate for most of the Company's leases cannot be readily determined, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term for operating leases.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company subleases certain building space to third parties and sublease income is recognized on a straight-line basis over the lease term. See Note 7 for additional information.

Fair Value

ASC 820-10, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based upon the observability of inputs used to measure fair value, and expands disclosures about fair value measurements. Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. Under ASC 820-10, fair value of an investment is the price that would be received to sell an asset or to transfer a liability to an entity in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to assets and liabilities with readily available quoted prices in an active market and lowest priority to unobservable inputs, which require a higher degree of judgment when measuring fair value, as follows:

- Level 1 assets or liabilities use quoted prices in active markets for identical assets or liabilities as of the measurement date;

- Level 2 assets or liabilities use observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities; and

- Level 3 assets or liabilities use unobservable inputs that are supported by little or no market activity.

The Company's assets and liabilities that are subject to fair value measurement are categorized in one of the three levels above. Fair values are based on the inputs available at the measurement dates, and may rely on certain assumptions that may affect the valuation of fair value for certain assets or liabilities.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the amount assigned to the assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets, which include trade names, are recorded at fair value on their acquisition date. An indefinite life was assigned to the trade names because they have the continued ability to generate cash flows indefinitely.

Goodwill and the indefinite-lived intangible assets are assessed at least annually for impairment on the first day of the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit or indefinite-lived intangible asset below its carrying amount. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available, and management regularly reviews the operating results of those components.

The Company's goodwill impairment test includes an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount based on the qualitative assessment, or that a qualitative assessment should not be performed for a reporting unit, the Company proceeds with performing a quantitative goodwill impairment test. In performing the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to the carrying value of its net assets. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recognized to the extent the fair value of the reporting unit is less than the carrying value of the reporting unit's net assets.

Finite-lived intangible assets that are acquired in business combinations are recorded at fair value on their acquisition dates and are amortized on a straight-line basis over the estimated useful life of the asset. Finite-lived intangible assets consist of student relationships.

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are not recoverable, a potential impairment loss is recognized to the extent the carrying amount of the assets exceeds the fair value of the assets.

Authorized Stock

The Company has authorized 32,000,000 shares of common stock, par value $0.01, of which 24,402,891 and 24,406,816 shares were issued and outstanding as of December 31, 2022 and 2023, respectively. The Company also has authorized 8,000,000 shares of preferred stock, none of which is issued or outstanding. Before any preferred stock may be issued in the future, the Board of Directors would need to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and the terms or conditions of the redemption of the preferred stock.

The Board of Directors declared a quarterly cash dividend of $0.60 per common share for each quarter of 2023. The Company paid these quarterly cash dividends in each of March, June, September and December of 2023.

Advertising Costs

The Company expenses advertising costs in the quarter incurred. Advertising costs were $165.1 million, $181.3 million and $185.0 million for the years ended December 31, 2021, 2022, and 2023, respectively, and are included within General and administration expense on the consolidated statements of income.

Stock-Based Compensation

In accordance with ASC 718, *Stock Compensation*, the Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors, including employee stock options, restricted stock, restricted stock units, performance stock units, and employee stock purchases related to the Company's Employee Stock Purchase Plan, based on estimated fair values. The fair value of restricted stock awards granted is measured using the fair value of the Company's common stock on the date of grant or the most recent modification date, whichever is later. The Company records compensation expense for all share-based payment awards ratably over the vesting period. For awards with graded vesting, the Company measures fair value and records compensation expense separately for each vesting tranche. Stock-based compensation expense recognized in the consolidated statements of income for each of the three years in the period ended December 31, 2023 is based on awards ultimately expected to vest and, therefore, has been adjusted for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises the estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used is based on historical experience. The Company also assesses the likelihood that performance criteria associated with performance-based awards will be met. If it is determined that it is more likely than not that performance criteria will not be achieved, the Company revises its estimate of the number of shares it believes will ultimately vest. Refer to Note 15 for additional information.

Net Income Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all dilutive unexercised stock options, restricted stock, and restricted stock units ("stock awards"). The dilutive effect of stock awards was determined using the treasury stock method. Under the treasury stock method, the following are assumed to be used to repurchase shares of the Company's common stock: (1) the proceeds received from the exercise of stock options, and (2) the amount of compensation cost associated with the stock awards for future service not yet recognized by the Company. Stock awards are excluded from the computation of diluted earnings per share when their effect would be anti-dilutive.

Set forth below is a reconciliation of shares used to calculate basic and diluted earnings per share for each of the three years ended December 31, 2023 (in thousands):

	2021	2022	2023
Weighted average shares outstanding used to compute basic earnings per share	23,955	23,679	23,403
Incremental shares issuable upon the assumed exercise of stock options	5	3	4
Unvested restricted stock and restricted stock units	162	316	549
Shares used to compute diluted earnings per share	24,122	23,998	23,956
Anti-dilutive shares excluded from the diluted earnings per share calculation	324	114	174

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and all changes in the Company's equity during a period from non-owner sources, which for the Company consists of unrealized gains and losses on available-for-sale marketable securities, net of tax, and foreign currency translation adjustments. As of December 31, 2021, the balance of accumulated other comprehensive income was $9.2 million, net of tax of $0.2 million, and as of December 31, 2022 and 2023, the balance of accumulated comprehensive loss was $35.1 million, net of tax of $0.1 million, and $34.2 million, net of tax of $0.1 million, respectively. There were no reclassifications out of accumulated other comprehensive income (loss) to net income for the years ended December 31, 2021, 2022, and 2023.

Income Taxes

The Company provides for deferred income taxes based on temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

ASC 740, *Income Taxes*, requires the company to determine whether uncertain tax positions should be recognized within the Company's financial statements. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. Uncertain tax positions are recognized when a tax position, based solely on its technical merits, is determined more likely than not to be sustained upon examination. Upon determination, uncertain tax positions are measured to determine the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. A tax position is derecognized if it no longer meets the more likely than not threshold of being sustained.

The tax years since 2020 remain open for federal tax examination, the tax years since 2019 remain open to examination by certain states, and the tax years since 2018 remain open to examination by foreign taxing jurisdictions in which the Company is subject to taxation.

Other Investments

The Company holds investments in certain limited partnerships that invest in innovative companies in the health care and education-related technology fields. The Company accounts for the investments in limited partnerships under the equity method. The Company's pro-rata share in the net income (loss) of the limited partnerships is included in Other income (loss) on the consolidated statements of income. The

Company also holds investments accounted for at cost less impairment as these investments do not have readily determinable fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. The most significant management estimates include allowances for credit losses, useful lives of property and equipment and intangible assets, incremental borrowing rates, potential sublease income and vacancy periods, accrued expenses, forfeiture rates and the likelihood of achieving performance criteria for stock-based awards, value of free courses earned by students that will be redeemed in the future, valuation of goodwill and intangible assets, and the provision for income taxes. Actual results could differ from those estimates.

Recently Issued Accounting Standards Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07*, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss. The standard also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment disclosures to be provided on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments must be applied retrospectively. We are currently evaluating the impact that the standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) — Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disclosure of specific categories in the effective tax rate reconciliation. Further, the standard requires certain disclosures of state versus federal income tax expense and taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis although retrospective application is permitted. We are currently evaluating the impact that the standard will have on our financial statement disclosures.

Other ASUs recently issued by the FASB but not yet effective are not expected to have a material effect on the Company's consolidated financial statements.

3. Revenue Recognition

The Company's revenues primarily consist of tuition revenue arising from educational services provided in the form of classroom instruction and online courses. Tuition revenue is deferred and recognized ratably over the period of instruction, which varies depending on the course format and chosen program of study. Capella University's GuidedPath classes and Strayer University's educational programs typically are offered on a quarterly basis, and such periods coincide with the Company's quarterly financial reporting periods, while Capella University's FlexPath courses are delivered over a twelve-week subscription period. Torrens University offers the majority of its education programs on a trimester system having three primary academic terms, which all occur within the calendar year.

The following table presents the Company's revenues from contracts with customers disaggregated by material revenue category for the years ended December 31, 2021, 2022, and 2023 (in thousands):

	2021	2022	2023
U.S. Higher Education Segment			
Tuition, net of discounts, grants and scholarships	$ 795,266	$ 738,050	$ 784,066
Other[1]	34,004	32,929	34,887
Total U.S. Higher Education Segment	829,270	770,979	818,953
Australia/New Zealand Segment			
Tuition, net of discounts, grants and scholarships	245,791	224,400	226,393
Other[1]	4,333	6,347	7,125
Total Australia/New Zealand Segment	250,124	230,747	233,518
Education Technology Services Segment[2]	52,292	63,754	80,453
Consolidated revenue	$1,131,686	$1,065,480	$1,132,924

(1) Other revenue is primarily comprised of academic fees, sales of course materials, placement fees and other non-tuition revenue streams.

(2) Education Technology Services revenue is primarily derived from tuition revenue.

Revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. The Company applies the five-step revenue model under ASC 606 to determine when revenue is earned and recognized.

Arrangements with students may have multiple performance obligations. For such arrangements, the Company allocates net tuition revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers and observable market prices. The standalone selling price of material rights to receive free classes or scholarships in the future is estimated based on class tuition prices or amounts of scholarships, and likelihood of redemption based on historical student attendance and completion behavior.

At the start of each academic term or program, a contract liability is recorded for academic services to be provided, and a tuition receivable is recorded for the portion of the tuition not paid in advance. Any cash received prior to the start of an academic term or program is recorded as a contract liability. Some students may be eligible for scholarship awards, the estimated value of which will be realized in the future and is deducted from revenue when earned, based on historical student attendance and completion behavior. Contract liabilities are recorded as a current or long-term liability in the consolidated balance sheets based on when the benefits are expected to be realized. Substantially all of the contract liability balance classified as short term at the beginning of the year was recognized into revenue during the year ended December 31, 2023.

Course materials are available to enable students to access electronically all required materials for courses in which they enroll during the quarter. Revenue derived from course materials is recognized ratably over the duration of the course as the Company provides the student with continuous access to these materials during the term. For sales of certain other course materials, the Company is considered the agent in the transaction, and as such, the Company recognizes revenue net of amounts owed to the vendor at the time of sale. Revenues also include certain academic fees recognized within the quarter of instruction, and certificate revenue and licensing revenue, which are recognized as the services are provided.

Contract Liabilities — Graduation Fund

Strayer University offers the Graduation Fund, which allows undergraduate students to earn tuition credits that are redeemable in the final year of a student's course of study if he or she successfully remains in the program. Students registering in credit-bearing courses in any undergraduate degree program receive one free course for every three courses that the student successfully completes. To be eligible, students must meet all of Strayer University's admission requirements, and must be enrolled in a bachelor's degree program. Students who have more than one consecutive term of non-attendance lose any Graduation Fund credits earned to date, but may earn and accumulate new credits if the student is reinstated or readmitted by Strayer University in the future.

Revenue from students participating in the Graduation Fund is recorded in accordance with ASC 606. The Company defers the value of the related performance obligation associated with the credits estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student toward earning the benefit. The Company's estimate of the benefits that will be redeemed in the future is based on its historical experience of student persistence toward completion of a course of study within this program and similar programs. Each quarter, the Company assesses its assumptions underlying these estimates, and to date, any adjustments to the estimates have not been material. The amount estimated to be redeemed in the next 12 months is $18.1 million and is included as a current contract liability in the consolidated balance sheets. The remainder is expected to be redeemed within two to four years.

The table below presents activity in the contract liability related to the Graduation Fund for the years ended December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Balance at beginning of period	$ 52,024	$ 46,842
Revenue deferred	16,897	20,173
Benefit redeemed	(22,079)	(22,535)
Balance at end of period	$ 46,842	$ 44,480

The portion of the Graduation Fund balance related to students enrolled in undergraduate degree programs was $41.7 million and $40.6 million as of December 31, 2022 and 2023, respectively. The remaining Graduation Fund balance related to students enrolled in master's degree programs.

Contract Liabilities — Tuition Cap

Students in certain programs at Capella University and Strayer University may be eligible for tuition cap pricing, wherein their tuition is waived once the student has reached the designated dollar cap threshold for their program. The Company defers the value of the related performance obligation associated with this tuition benefit estimated to be redeemed in the future based on the underlying revenue transactions that result in progress by the student towards reaching the tuition cap. The Company's estimate of the benefits that will be redeemed in the future is based on its historical experience of student persistence toward completion of a course of study within these programs or similar programs. Each quarter, the Company assesses its assumptions underlying these estimates. As of December 31, 2022 and 2023, the Company had $4.7 million and $11.8 million, respectively, of contract liabilities in the consolidated balance sheets related to tuition cap benefits that are estimated to be redeemed in the future. The amount estimated to be redeemed in the next 12 months is $4.7 million and is included as a current contract liability in the consolidated balance sheets.

Unbilled Receivables — Student Tuition

Academic materials may be shipped to certain new undergraduate students in advance of the term of enrollment. Under ASC 606, the materials represent a performance obligation to which the Company allocates revenue based on the fair value of the materials relative to the total fair value of all performance obligations in the arrangement with the student. When control of the materials passes to the student in advance of the term of enrollment, an unbilled receivable and related revenue are recorded.

Costs to Obtain a Contract

Certain commissions earned by third party international agents are considered incremental and recoverable costs of obtaining a contract with customers in the Australia/New Zealand segment. These costs are deferred and then amortized over the period of benefit which ranges from one year to two years.

4. Restructuring and Related Charges

The Company incurs severance and other employee separation costs related to voluntary and involuntary employee terminations that are not tied to a formal restructuring plan. During the year ended December 31, 2023, the Company incurred $12.0 million of severance and other employee separation charges related to the elimination of certain positions. These severance and other employee separation charges are included in Restructuring costs on the consolidated statements of income.

The following details the changes in the Company's severance and other employee separation costs restructuring liabilities for the year ended December 31, 2023 (in thousands):

	Severance Restructuring Liability
Balance at December 31, 2022	$ —
Restructuring and other charges	12,015
Payments	(11,220)
Balance at December 31, 2023[1]	795

_____

(1) Restructuring liabilities are included in accounts payable and accrued expenses.

The Company has also been evaluating its owned and leased real estate portfolio, which has resulted in the consolidation and sale of underutilized facilities. During the years ended December 31, 2021, 2022, and 2023, the Company recorded right-of-use lease asset charges of approximately $18.9 million, $1.2 million, and $5.1 million, respectively, related to facilities consolidated during the period. The Company recorded net benefits related to the early termination and related extinguishment of lease liabilities of approximately $0.2 million, $1.2 million and $0.1 million during the years ended December 31, 2021, 2022, and 2023, respectively. During the years ended December 31, 2021, 2022, and 2023, the Company recorded gains from the sale of property and equipment of owned campuses that were previously closed of approximately $2.7 million, $2.9 million and $2.1 million, respectively. The Company also recorded fixed asset impairment charges of approximately $2.7 million, $2.5 million and $0.4 million during the years ended December 31, 2021, 2022, and 2023, respectively. These right-of-use lease asset and fixed asset impairment charges, net benefits from early lease terminations, and gains on the sale of property and equipment are included in Restructuring costs on the consolidated statements of income.

In the third quarter of 2020, the Company began implementing a restructuring plan in an effort to reduce the ongoing operating costs of the Company to align with changes in enrollment following the COVID-19 pandemic. Under this plan, the Company incurred severance and other employee separation costs related to voluntary and involuntary employee terminations.

The following details the changes in the Company's severance and other employee separation costs restructuring liabilities related to restructuring plans for the years ended December 31, 2021 and 2022 (in thousands):

	CEC Integration Plan[1]	2020 Restructuring Plan	Total
Balance at December 31, 2020	$ 1,835	$ 1,287	$ 3,122
Restructuring and other charges	—	4,618	4,618
Payments	(1,835)	(4,293)	(6,128)
Balance at December 31, 2021	—	1,612	1,612
Restructuring and other charges	—	1,241	1,241
Payments	—	(2,853)	(2,853)
Balance at December 31, 2022	$ —	$ —	$ —

_____

(1) Restructuring plan implemented following the Company's merger with CEC.

The final severance payments under the CEC integration plan and the 2020 restructuring plan were made in the third quarter of 2021 and 2022, respectively.

5. Marketable Securities

The following is a summary of available-for-sale and held-to-maturity securities as of December 31, 2023 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Estimated Fair Value
Available-for-sale securities:				
Tax-exempt municipal securities	$10,055	$ 2	$(144)	$ 9,913
Corporate debt securities	3,202	—	(79)	3,123
Total available-for-sale securities	$13,257	$ 2	$(223)	$13,036
Held-to-maturity securities:				
Term deposits	$27,175	$—	$ —	$27,175

The following is a summary of available-for-sale securities as of December 31, 2022 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Losses)	Estimated Fair Value
Available-for-sale securities:				
Tax-exempt municipal securities	$15,852	$ 2	$(507)	$15,347
Corporate debt securities	7,140	—	(208)	6,932
Total	$22,992	$ 2	$(715)	$22,279

The Company had no held-to-maturity securities as of December 31, 2022.

The unrealized gains and losses on the Company's investments in corporate debt and municipal securities as of December 31, 2022 and 2023 were caused by changes in market values primarily due to interest rate changes. As of December 31, 2023, the fair value of the Company's securities which were in an unrealized loss position for a period longer than twelve months was $12.0 million. The Company does not intend to sell these securities, and it is not more likely than not that the Company will be required to sell these securities prior to the recovery of their amortized cost basis, which may be at maturity. As such, no impairment charges were recorded during the years ended December 31, 2021, 2022, and 2023. The Company has no allowance for credit losses related to its available-for-sale or held-to-maturity securities as all investments are in investment grade securities.

The following table summarizes the maturities of the Company's marketable securities as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022		December 31, 2023	
	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
Due within one year	$ 9,156	$ —	$12,553	$27,175
Due after one year through three years	13,123	—	483	—
Total	$22,279	$ —	$13,036	$27,175

The following table summarizes the proceeds from the maturities and sales of available-for-sale securities for the years ended December 31, 2021, 2022, and 2023 (in thousands):

	December 31, 2021	December 31, 2022	December 31, 2023
Maturities of marketable securities	$7,495	$6,420	$9,800
Sales of marketable securities	1,805	—	—
Total	$9,300	$6,420	$9,800

The Company recorded approximately $0.8 million in gross realized losses in net income during the year ended December 31, 2021 related to the sale of marketable securities. The Company did not record any gross realized gains or losses in net income during the years ended December 31, 2022 and 2023.

6. Property and Equipment

The composition of property and equipment as of December 31, 2022 and 2023 is as follows (in thousands):

	December 31, 2022	December 31, 2023	Estimated useful life (years)
Land	$ 3,597	$ 1,499	—
Buildings and improvements	9,856	6,707	5-40
Furniture and office equipment	40,539	40,520	5-7
Computer hardware	13,152	12,339	3-7
Computer software	212,832	173,537	3-10
Leasehold improvements	70,921	72,351	3-15
Construction in progress	7,016	6,525	—
	357,913	313,478	
Accumulated depreciation and amortization	(225,068)	(194,949)	
	$ 132,845	$ 118,529	

Construction in progress includes costs associated with the construction and renovation of facilities and the development of information technology applications.

7. Leases

The Company has long-term, non-cancelable operating leases for campuses and other administrative facilities. These leases generally range from 3 years to 15 years and may include renewal options to extend the lease term. In addition, the leases commonly include lease incentives in the form of rent abatements and tenant improvement allowances. The Company subleases certain portions of unused building space to third parties.

The components of lease costs were as follows for the years ended December 31, 2021, 2022, and 2023 (in thousands)

	2021	2022	2023
Lease Cost:			
Operating lease cost[1]	$53,957	$28,404	$29,897
Short-term lease cost	1,768	641	360
Sublease income	(2,255)	(1,135)	(906)
Total lease costs	$53,470	$27,910	$29,351

---

(1) During the years ended December 31, 2021, 2022 and 2023, operating lease cost includes $18.9 million, $1.2 million, and $5.1 million of right-of-use lease asset impairment charges, respectively, related to redundant leased space that was vacated during the year.

The following table provides a summary of the Company's average lease term and discount rate as of December 31, 2022 and 2023:

	As of December 31, 2022	As of December 31, 2023
Weighted average remaining lease term (years)	7.2	6.6
Weighted average discount rate	4.05%	4.27%

Supplemental information related to the Company's leases for the years ended December 31, 2021, 2022, and 2023 (in thousands):

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities	$43,021	$35,138	$30,742
Right-of-use assets obtained in exchange for operating lease liabilities	$79,953	$ 4,674	$17,921

Maturities of lease liabilities (in thousands):

Year Ending December 31,	
2024	$ 30,151
2025	29,171
2026	26,796
2027	23,963
2028	21,129
Thereafter	44,738
Total lease payments	175,948
Less: interest	(24,023)
Present value of lease liabilities	$151,925

8. Fair Value Measurement

Assets measured at fair value on a recurring basis consist of the following as of December 31, 2023 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 92,231	$92,231	$ —	$ —
U.S. treasury bills	5,000	5,000	—	—
Available-for-sale securities:				
Tax-exempt municipal securities	9,913	—	9,913	—
Corporate debt securities	3,123	—	3,123	—
Total assets at fair value on a recurring basis	$110,267	$97,231	$13,036	$ —

Assets measured at fair value on a recurring basis consist of the following as of December 31, 2022 (in thousands):

| | | Fair Value Measurements at Reporting Date Using | | |
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 217	$217	$ —	$ —
Available-for-sale securities:				
Tax-exempt municipal securities	15,347	—	15,347	—
Corporate debt securities	6,932	—	6,932	—
Total assets at fair value on a recurring basis	$22,496	$217	$22,279	$ —

The Company measures the above items on a recurring basis at fair value as follows:

- Money market funds and U.S. treasury bills — Classified in Level 1 is excess cash the Company holds in money market funds and U.S. treasury bills with original maturities of three months or less, which are included in cash and cash equivalents in the accompanying consolidated balance sheets. The Company records any net unrealized gains and losses for changes in fair value as a component of accumulated other comprehensive income (loss) in stockholders' equity. The Company's cash and cash equivalents and held-to-maturity securities held at December 31, 2022 and 2023, approximate fair value and are not disclosed in the above tables because of the short-term nature of the financial instruments.

- Available-for-sale securities — Classified in Level 2 and valued using readily available pricing sources for comparable instruments utilizing observable inputs from active markets. The Company does not hold securities in inactive markets.

The Company did not change its valuation techniques associated with recurring fair value measurements from prior periods and did not transfer assets or liabilities between levels of the fair value hierarchy during the years ended December 31, 2022 or 2023.

The Company acquired certain assets and entered into deferred payment arrangements with the sellers in transactions that occurred in 2011. The deferred payments were classified within Level 3 as there was no liquid market for similarly priced instruments and were valued using discounted cash flow models that encompassed significant unobservable inputs. The assumptions used to prepare the discounted cash flows included estimates for interest rates, enrollment growth, retention rates, and pricing strategies. The final payment related to the deferred payment arrangements was made in the first quarter of 2022.

Changes in the fair value of the Company's Level 3 liabilities during the year ended December 31, 2022 were as follows (in thousands):

	December 31, 2022
Balance as of the beginning of period	$ 658
Amounts paid	(658)
Balance at end of period	$ —

9. Goodwill and Intangible Assets

Goodwill

The following table presents changes in the carrying value of goodwill by segment for the years ended December 31, 2022 and 2023 (in thousands):

	U.S. Higher Education	Australia / New Zealand	Education Technology Services	Total
Balance as of December 31, 2021	$632,075	$553,789	$100,000	$1,285,864
Additions	—	947	—	947
Impairments	—	—	—	—
Currency translation adjustments	—	(35,621)	—	(35,621)
Adjustments to prior acquisitions	—	87	—	87
Balance as of December 31, 2022	632,075	519,202	100,000	1,251,277
Additions	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	—	611	—	611
Adjustments to prior acquisitions	—	—	—	—
Balance as of December 31, 2023	$632,075	$519,813	$100,000	$1,251,888

The Company assesses goodwill at least annually for impairment during the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective reporting unit below its carrying amount.

In 2023, the Company performed a qualitative impairment assessment of goodwill assigned to all reporting units, except for the goodwill assigned to the Capella University and Strayer University reporting units, using the first day of the fourth quarter of 2023 as the assessment date. The Company evaluated the likelihood of impairment by considering qualitative factors relevant to the reporting units, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that have a significant bearing on fair value. Based on the results of its qualitative impairment analysis, the Company determined that no impairment indicators existed for these reporting units as of the assessment date.

Given the length of time since the last valuation, in 2023 the Company elected to bypass a qualitative annual impairment assessment for goodwill assigned to the Capella University and Strayer University reporting units and proceeded directly to a quantitative impairment assessment using the first day of the fourth quarter of 2023 as the assessment date. The Company used an income-based approach to determine the fair value of the Capella University and Strayer University reporting units. The income approach consisted of a discounted cash flow model that included projections of future cash flows for the two reporting units, calculating a terminal value, and discounting such cash flows by a risk adjusted rate of return. The determination of fair value consists of using unobservable inputs under the fair value measurement standards.

The Company believes that the most critical assumptions and estimates used in determining the estimated fair value of the Capella University and Strayer University reporting units include, but are not limited to, the amounts and timing of expected future cash flows, student enrollment growth, operating margins, the discount rate, and the terminal growth rate. The assumptions used in determining the expected future cash flows consider various factors such as historical operating trends, particularly in student enrollment and pricing, anticipated economic and regulatory conditions, reasonable expectations for planned business expansion opportunities, and long-term operating strategies and initiatives. The discount rate is based on the Company's assumption of a prudent investor's required rate of return for assuming the risk of investing in a particular company. The terminal growth rate reflects the sustainable operating income a reporting unit could generate in a perpetual state as a function of revenue growth, inflation, and future margin expectations. The Company believes that these assumptions are consistent with a reasonable market participant view while employing the concept of highest and best use of the asset.

Based on the results of its quantitative impairment assessment, the Company concluded that the fair values of its Capella University and Strayer University reporting units exceeded their carrying values. Accordingly, no goodwill impairment charges were recorded during the years ended December 31, 2021, 2022, and 2023.

Intangible Assets

The following table represents the balance of the Company's intangible assets as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Subject to amortization						
Student relationships . . .	$200,185	$(191,125)	$ 9,060	$200,002	$(200,002)	$ —
Not subject to amortization						
Trade names	251,481	—	251,481	251,623	—	251,623
Total	$451,666	$(191,125)	$260,541	$451,625	$(200,002)	$251,623

The Company's finite-lived intangible assets are comprised of student relationships, which were amortized on a straight-line basis over a three-year useful life. Straight-line amortization expense for finite-lived intangible assets reflects the pattern in which the economic benefits of the assets are consumed over their estimated useful lives. Amortization expense related to finite-lived intangible assets was $44.3 million, $11.1 million, and $8.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, all finite-lived intangible assets were fully amortized.

Indefinite-lived intangible assets not subject to amortization consist of trade names. The Company assigned an indefinite useful life to its trade name intangible assets, as it is believed these assets have the ability to generate cash flows indefinitely. In addition, there are no legal, regulatory, contractual, economic, or other factors to limit the useful life of the trade name intangibles.

The Company assesses indefinite-lived intangible assets at least annually for impairment during the fourth quarter, or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective indefinite-lived intangible asset below its carrying amount.

In 2023, the Company performed a qualitative impairment assessment related to its indefinite-lived intangible assets, except for the Capella University trade name, using the first day of the fourth quarter of 2023 as the assessment date. The Company evaluated the likelihood of impairment by considering qualitative factors, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and any other factors that have a significant bearing on fair value. Based on the results of its qualitative impairment analysis, the Company determined that no impairment indicators existed for these indefinite-lived intangible assets as of the assessment date.

In 2023, the Company elected to perform a quantitative impairment assessment for indefinite-lived intangible assets related to the Capella University trade name using the first day of the fourth quarter of 2023 as the assessment date. The Company used an income-based approach to determine the fair value of the Capella University trade name. The income approach consisted of a discounted cash flow model, using the relief from royalty method, which included a projection of future revenues for Capella University, identifying a royalty rate, calculating a terminal value, and discounting such cash flows by a risk adjusted rate of return. The determination of fair value of the Capella University trade name primarily consists of using unobservable inputs under the fair value measurement standards.

The Company believes that the most critical assumptions and estimates used in determining the estimated fair value of the Capella University trade name include, but are not limited to, the amounts and timing of future revenue growth rates, the royalty rate, the discount rate, and the terminal growth rate. The assumptions used in determining the expected future revenue growth rates consider various factors such as historical operating trends, particularly in student enrollment and pricing, anticipated economic and regulatory conditions, reasonable expectations for planned business expansion opportunities, and long-term operating strategies and initiatives. The royalty rate is based on the Company's assumption of what a reasonable market participant would pay to license the Capella University trade name, expressed as a percentage of revenues. The discount rate is based on the Company's assumption of a prudent investor's required rate of return for assuming the risk of investing in a particular company. The terminal growth rate reflects the sustainable revenue growth the business could generate in a perpetual state as a function of inflationary expectations. The Company believes that these assumptions are consistent with a reasonable market participant view while employing the concept of highest and best use of the asset.

Based on the results of its quantitative impairment assessment, the Company concluded that the fair value of the Capella University trade name exceeded its carrying value. Accordingly, there were no impairment charges related to indefinite-lived intangible assets recorded during the years ended December 31, 2021, 2022, and 2023.

10. Other Current Assets

Other current assets consist of the following as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Prepaid expenses	19,073	20,028
Restricted cash	13,287	12,944
Cloud computing arrangements	7,859	6,870
Other	3,066	4,916
Other current assets	$43,285	$44,758

11. Other Assets

Other assets consist of the following as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Prepaid expenses, net of current portion	$18,192	$16,679
Equity method investments	13,879	16,068
Cloud computing arrangements, net of current portion	7,507	12,806
Other investments	3,396	2,806
Tuition receivable, net, non-current	2,673	2,516
Other	4,005	3,544
Other assets	$49,652	$54,419

Prepaid Expenses

Long-term prepaid expenses primarily relate to payments that have been made for future services to be provided after one year. In 2020, pursuant to the terms of the perpetual license agreement associated with the Jack Welch Management Institute, the Company made a final one-time cash payment of approximately $25.3 million for the right to continue to use the Jack Welch name and likeness. As of December 31, 2022 and 2023, $17.7 million and $16.2 million, respectively, of this payment is included in the prepaid expenses, net of current portion balance, as the payment is being amortized over an estimated useful life of 15 years.

Equity Method Investments

The Company holds investments in certain limited partnerships that invest in various innovative companies in the health care and education-related technology fields. The Company has commitments to invest up to an additional $2.4 million across these partnerships through 2031. The Company's investments range from 3%-5% of any partnership's interest and are accounted for under the equity method.

The following table illustrates changes in the Company's limited partnership investments for the years ended December 31, 2022 and 2023 (in thousands):

	2022	2023
Limited partnership investments, beginning of period	$15,582	$13,879
Capital contributions	160	314
Pro-rata share in the net income of limited partnerships	348	2,953
Distributions	(2,211)	(1,078)
Limited partnership investments, end of period	$13,879	$16,068

Cloud Computing Arrangements

The Company defers implementation costs incurred in cloud computing arrangements and amortizes these costs over the term of the arrangement.

Other Investments

The Company holds investments in education technology start-ups focused on transformational technologies that improve student success. These investments are accounted for at cost less impairment as they do not have readily determinable fair value.

Tuition Receivable

Non-current tuition receivable, net, represents tuition that the Company expects to collect, but not within the next 12 months.

Other

Other is comprised primarily of deferred financing costs associated with the Company's credit facility, deferred contract costs related to commissions paid in the Australia/New Zealand segment to third party international recruitment agents, and refundable security deposits associated with the Company's leased campus and office space.

12. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Trade payables	$45,826	$49,247
Accrued compensation and benefits	32,608	34,988
Accrued student obligations and other	12,154	6,653
Accounts payable and accrued expenses	$90,588	$90,888

13. Long-Term Debt

On November 3, 2020, the Company entered into an amended credit facility ("Amended Credit Facility"), which provides for a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of up to $350 million. The Amended Credit Facility provides the Company with an option, subject to obtaining additional loan commitments and satisfaction of certain conditions, to increase the commitments under the Revolving Credit Facility or establish one or more incremental term loans (each, an "Incremental Facility") in the future in an aggregate amount of up to the sum of (x) the greater of (A) $300 million and (B) 100% of the Company's consolidated EBITDA (earnings before interest, taxes, depreciation, amortization, and noncash charges, such as stock-based compensation) calculated on a trailing four-quarter basis and on a pro forma basis, and (y) if such Incremental Facility is incurred in connection with a permitted acquisition or other permitted investment, any amounts so long as the Company's leverage ratio (calculated on a trailing four-quarter basis) on a pro forma basis will be no greater than 1.75:1.00. In addition, the Amended Credit Facility provides for a subfacility for borrowings in certain foreign currencies in an amount equal to the U.S. dollar equivalent of $150 million. The maturity date of the Amended Credit Facility is November 3, 2025. The Company paid approximately $1.9 million in debt financing costs associated with the Amended Credit Facility, and these costs are being amortized on a straight-line basis over the five-year term of the Amended Credit Facility.

On June 13, 2023, the Company amended its Revolving Credit Facility to replace references to LIBOR with alternative benchmark rates, including Term SOFR with respect to loans denominated in U.S. dollars, beginning on June 30, 2023. There were no other significant changes to the Revolving Credit Facility related to the amendment.

Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to Term SOFR or a base rate, plus a margin ranging from 1.50% to 2.00% depending on the Company's leverage ratio. The Company also is subject to a quarterly unused commitment fee ranging from 0.20% to 0.30% per annum depending on the Company's leverage ratio, times the daily unused amount under the Revolving Credit Facility.

The Amended Credit Facility is guaranteed by all domestic subsidiaries, subject to certain exceptions, and secured by substantially all of the assets of the Company and its subsidiary guarantors. The Amended Credit Facility contains customary affirmative and negative covenants, representations, warranties, events of default, and remedies upon default, including acceleration and rights to foreclose on the collateral securing the Amended Credit Facility. In addition, the Amended Credit Facility requires that the Company satisfy certain financial maintenance covenants, including:

- A leverage ratio of not greater than 2.00 to 1.00. Leverage ratio is defined as the ratio of total debt (net of unrestricted cash in an amount not to exceed $150 million) to trailing four-quarter EBITDA.

- A coverage ratio of not less than 1.75 to 1.00. Coverage ratio is defined as the ratio of trailing four-quarter EBITDA and rent expense to trailing four-quarter interest and rent expense.

- A U.S. Department of Education ("the Department" or "Department of Education") Financial Responsibility Composite Score of not less than 1.0 for any fiscal year and not less than 1.5 for any two consecutive fiscal years.

The Company was in compliance with all the covenants of the Amended Credit Facility as of December 31, 2023.

As of December 31, 2022 and 2023, the Company had approximately $101.4 million and $61.4 million, respectively, outstanding under the Revolving Credit Facility. Approximately $3.4 million was denominated in Australian dollars as of December 31, 2022 and 2023. During each of the years ended December 31, 2022 and 2023, the Company repaid $40.0 million of the outstanding balance under the Revolving Credit Facility.

During the years ended December 31, 2021, 2022 and 2023, the Company paid $2.7 million, $4.2 million and $6.8 million, respectively, of interest and unused commitment fees related to its Revolving Credit Facility.

14. Other Long-Term Liabilities

Other long-term liabilities consist of the following as of December 31, 2022 and 2023 (in thousands):

	December 31, 2022	December 31, 2023
Contract liabilities, net of current portion	$36,540	$37,188
Asset retirement obligations	6,283	5,225
Other	3,183	3,190
Other long-term liabilities	$46,006	$45,603

Contract Liabilities

In connection with its student tuition contracts, the Company has an obligation to provide free classes in the future should certain eligibility conditions be maintained. Long-term contract liabilities represent the amount of revenue under these arrangements that the Company expects will be realized after one year.

Asset Retirement Obligations

Certain of the Company's lease agreements require the leased premises to be returned in a predetermined condition.

15. Equity Awards

In connection with the merger with Capella Education Company on August 1, 2018, the Capella Education Company 2014 Equity Incentive Plan (the "2014 Capella Plan") and the Capella Education Company 2005 Stock Incentive Plan (collectively, the "Capella Plans") were assumed by the Company. Under the Capella Plans, shares of the Company's common stock were permitted to be issued upon the exercise or settlement of equity awards that were granted prior to the merger date or pursuant to awards granted after the closing of the merger to legacy Capella Education Company employees under the 2014 Capella Plan.

On November 6, 2018, the Company's shareholders approved the Strategic Education, Inc. 2018 Equity Compensation Plan (the "2018 Plan"), which replaced the Strayer Education, Inc. 2015 Equity Compensation Plan (the "2015 Plan"). The 2018 Plan provides for the granting of restricted stock, restricted stock units, stock options intended to qualify as incentive stock options, options that do not qualify as incentive stock options, and other forms of equity compensation and performance-based awards to employees, officers, and directors of the Company, or to a consultant or advisor to the Company, at the discretion of the Board of Directors. Vesting provisions are at the discretion of the Board of Directors. Options may be granted at option prices based at or above the fair market value of the shares at the date of grant. The maximum term of the awards granted under the 2018 Plan is ten years. The original number of shares of common stock authorized for issuance under the 2018 Plan was 700,000, plus the number of shares available for grant under the 2015 Plan at the time of stockholder approval of the 2018 Plan, plus the number of shares which may become available under the 2015 Plan due to forfeitures of outstanding awards.

On April 27, 2022, the Company's shareholders approved the First Amendment to the 2018 Plan, which increased the total number of shares of common stock available for issuance under the 2018 Plan by the number of shares that were available for issuance under the 2014 Capella Plan as of the effective date of the First Amendment, plus the number of shares that may become available upon the future expiration, forfeiture or cancellation of outstanding awards under the Capella Plans. Subsequent to the shareholders approval of the First Amendment, all equity-based awards are granted under the 2018 Plan. As of December 31, 2023, 756,247 shares were available for issuance under the 2018 Plan.

As of December 31, 2023, the Company has issued and outstanding awards under the 2018 Plan, the Capella Education Company 2005 Stock Incentive Plan, and the Capella Education Company 2014 Equity Incentive Plan.

Dividends paid on unvested restricted stock are reimbursed to the Company, and dividend equivalents accumulated on unvested restricted stock units are forfeited, if the recipient forfeits his or her shares as a result of termination of employment prior to vesting in the award, other than as a result of the recipient's death, disability, or certain qualifying terminations in connection with a change in control of the Company, or unless waived by the Company.

Restricted Stock and Restricted Stock Units

The table below sets forth the restricted stock and restricted stock units activity for each of the three years in the period ended December 31, 2023:

	Number of shares or units	Weighted-average grant price
Balance, December 31, 2020	494,969	$117.91
Grants	321,965	88.02
Vested shares	(77,586)	92.38
Forfeitures	(31,807)	121.80
Balance, December 31, 2021	707,541	106.93
Grants	534,652	50.72
Vested shares	(139,375)	95.27
Forfeitures	(31,257)	62.43
Balance, December 31, 2022	1,071,561	81.70
Grants	271,576	93.93
Vested shares	(154,764)	124.19
Forfeitures	(97,251)	74.03
Balance, December 31, 2023	1,091,122	$ 80.08

Stock Options

The table below sets forth the stock option activity and other stock option information for each of the three years in the period ended December 31, 2023:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value[1] (in thousands)
Balance, December 31, 2020	25,574	$65.80	5.0	$755
Grants	—	—		
Exercises	(1,632)	69.44		
Forfeitures/Expirations	(266)	87.66		
Balance, December 31, 2021	23,676	65.30	4.0	93
Grants	—	—		
Exercises	(377)	36.87		
Forfeitures/Expirations	—	—		
Balance, December 31, 2022	23,299	65.76	3.0	352
Grants	—	—		
Exercises	(4,138)	53.95		
Forfeitures/Expirations	—	—		
Balance, December 31, 2023	19,161	$68.32	2.2	$461
Exercisable, December 31, 2023	19,161	$68.32	2.2	$461

---

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the respective trading day and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holder

had all options been exercised on the respective trading day. The amount of intrinsic value will change based on the fair market value of the Company's common stock.

The Company received $0.1 million, $14 thousand, and $0.2 million of net cash proceeds related to stock options exercised during the years ended December 31, 2021, 2022, and 2023, respectively. The aggregate intrinsic value of the stock options exercised during the years ended December 31, 2021, 2022, and 2023 was $24 thousand, $15 thousand, and $0.1 million, respectively.

Valuation and Expense Information under ASC 718, Stock Compensation

At December 31, 2023, total stock-based compensation cost which has not yet been recognized was $41.4 million for unvested restricted stock and restricted stock units. This cost is expected to be recognized over the next 1.9 years on a weighted-average basis. Approximately 689,000 shares of restricted stock awards and restricted stock units are subject to performance conditions. The accrual for stock-based compensation for performance awards is based on the Company's estimates that such performance criteria are probable of being achieved over the respective vesting periods. Such a determination involves judgment surrounding the Company's ability to maintain regulatory compliance. If the performance targets are not reached during the respective vesting period, or it is determined it is more likely than not that the performance criteria will not be achieved, related compensation expense is adjusted.

The following table reflects the amount of stock-based compensation expense recorded in each of the expense line items for the years ended December 31, 2021, 2022, and 2023 (in thousands):

	2021	2022	2023
Instructional and support costs	$ 5,317	$ 7,026	$ 5,804
General and administration	13,535	14,766	13,461
Restructuring costs	(703)	—	507
Stock-based compensation expense included in operating expense	18,149	21,792	19,772
Tax benefit	4,809	5,488	5,156
Stock-based compensation expense, net of tax	$13,340	$16,304	$14,616

During the years ended December 31, 2021, 2022, and 2023, the Company recognized shortfall tax impacts of approximately $18 thousand, $1.5 million, and $1.4 million, respectively, related to share-based payment arrangements, which were recorded as adjustments to the provision for income taxes.

16. Other Employee Benefit Plans

The Company sponsors the Strategic Education, Inc. 401(k) Plan, which covers all eligible employees of the Company. The Company makes discretionary contributions to participants of the Strategic Education, Inc. 401(k) Plan through a Company match of 100% on the first 2%, and 50% on the next 2%, of the employee contributions, for a maximum company match of 3%. The Company's contributions to these plans totaled $7.4 million, $7.7 million and $8.2 million for the years ended December 31, 2021, 2022, and 2023, respectively.

Pursuant to local laws, ANZ is required to make contributions on behalf of its employees for post-retirement superannuation benefits. In addition, ANZ has recorded a liability for long service leave, an entitlement for which employees meeting certain requirements are eligible for extended paid leave. The Company incurred $8.4 million, $8.7 million, and $8.6 million in expense related to these arrangements for the benefit of ANZ employees for the years ended December 31, 2021, 2022, and 2023, respectively.

In May 1998, the Company adopted the Strayer Education, Inc. Employee Stock Purchase Plan ("ESPP"). Under the ESPP, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 90% of its market value at the date of purchase. Purchases are limited to 10% of an employee's eligible compensation. The aggregate number of shares of common stock that may be made available for purchase by participating employees under the ESPP is 2,500,000 shares. Shares purchased in the open market for employees for the years ended December 31, 2021, 2022, and 2023 were as follows:

	Shares purchased	Average price per share
2021	13,065	$68.94
2022	16,183	$58.94
2023	13,934	$72.38

17. Stock Repurchase Plan

In November 2003, the Company's Board of Directors authorized the Company to repurchase up to an aggregate of $15 million in value of common stock in open market purchases from time to time at the discretion of the Company's management depending on market conditions and other corporate considerations. The Company's Board of Directors amended the program on various dates, increasing the repurchase amount authorized and extending the expiration date. At December 31, 2023, $240.0 million of the Company's share repurchase authorization was remaining for repurchases through December 31, 2024. All of the Company's share repurchases were effected in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. This stock repurchase plan may be modified, suspended, or terminated at any time by the Company without notice.

Repurchases of common stock are recorded as a reduction to additional paid-in capital in an amount equal to the price at which the repurchased shares were originally sold, with any excess cash paid to repurchase the shares being recorded as a reduction to retained earnings.

Shares of common stock repurchased on the open market under the Company's repurchase program for the years ended December 31, 2021, 2022, and 2023 were as follows:

	Shares repurchased	Average price paid per share
2021	76,969	$76.72
2022	612,104	$65.54
2023	129,073	$77.47

18. Commitments and Contingencies

The Company's U.S. Higher Education institutions participate in various federal student financial assistance programs which are subject to audit by agencies, including the Department of Education, the Veterans Administration, and the Department of Defense. Management believes that the potential effects of audit adjustments, if any, for the periods currently under audit will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial position, results of operations, or cash flows.

19. Income Taxes

The income tax provision for the years ended December 31, 2021, 2022 and 2023 is summarized below (in thousands):

	2021	2022	2023
Current:			
Federal	$ 20,754	$13,825	$20,071
State	5,736	5,650	6,228
Foreign	2,761	12,063	10,962
Total current	29,251	31,538	37,261
Deferred:			
Federal	(10,128)	(1,978)	(2,437)
State	(612)	(1,668)	(100)
Foreign	3,001	(4,993)	(3,789)
Total deferred	(7,739)	(8,639)	(6,326)
Total provision for income taxes	$ 21,512	$22,899	$30,935

The U.S. and foreign components of income before income taxes for the years ended December 31, 2021, 2022 and 2023 are summarized below (in thousands):

	2021	2022	2023
United States	$57,804	$46,646	$ 76,893
Foreign	18,795	22,923	23,833
Total income before income taxes	$76,599	$69,569	$100,726

The Company is making an assertion that all earnings generated by its foreign subsidiaries are permanently reinvested in non-U.S. business or are distributable to the United States without material tax implications. As such, income taxes have not been accrued in the United States with respect to foreign subsidiary earnings. The Company intends to continue to reinvest the earnings outside of the United States for which there would be a material tax implication to distributing, such as withholding tax, for the foreseeable future and, as a result, have not recognized additional tax expense on these earnings.

The tax effects of the principal temporary differences that give rise to the Company's net deferred tax liability are as follows as of December 31, 2022 and 2023 (in thousands):

	2022	2023
Lease liabilities	$ 21,674	$ 19,521
Allowance for credit losses	12,862	13,056
Contract liabilities	9,527	9,669
Stock-based compensation	8,138	8,816
Other	4,363	4,715
Other facility-related costs	1,313	1,109
Loss carryforward	2,013	2,976
Intangible assets	(69,920)	(70,135)
Property and equipment	(9,968)	(4,890)
Right-of-use lease assets	(12,786)	(10,522)
Valuation allowance	(1,821)	(2,653)
Net deferred tax liability	$(34,605)	$(28,338)

As of December 31, 2023, Loss carryforward consists of net operating losses related to the states where the Company does not file a consolidated return. The company has state net operating loss carryforwards of $30.9 million which will expire from 2027 through 2044 and $25.1 million which have an indefinite carryover period. The change in the valuation allowance for deferred tax assets as of December 31, 2022 and 2023 was $1.2 million and $0.8 million, respectively, and is primarily related to net operating loss carryforwards in states where the Company does not file a consolidated tax return. The Company concluded that it was more likely than not that the deferred tax asset for the net operating loss carryforwards would not be realized due to negative evidence outweighing the positive evidence regarding the realization of the deferred tax assets. The Company will continue to evaluate its ability to realize its net deferred tax assets on a quarterly basis.

As of December 31, 2022 and 2023, the Company's liabilities for unrecognized tax benefits are included in other long-term liabilities in the consolidated balance sheets. Interest and penalties, including those related to uncertain tax positions, are included in the provision for income taxes in the consolidated statements of income. The Company recognized approximately $55,000 and $47,000 of expense related to interest and penalties in 2022 and 2023, respectively. The total amount of interest and penalties included in the consolidated balance sheets was approximately $59,000 and $107,000 as of December 31, 2022 and 2023, respectively.

The following table summarizes changes in unrecognized tax benefits, excluding interest and penalties, for the respective periods (in thousands):

| | Year Ended December 31, | |
	2022	2023
Beginning unrecognized tax benefits	$1,043	$948
Additions for tax positions taken in the prior year	—	—
Reductions for tax positions taken in prior years	(95)	—
Ending unrecognized tax benefits	$ 948	$948

The Company anticipates a significant decrease in unrecognized tax benefits within the next 12 months as the statute of limitations on all positions will expire in 2024. As of December 31, 2023, $0.9 million of the Company's total unrecognized tax benefits would favorably affect the Company's effective tax rate, if recognized.

A reconciliation between the Company's statutory tax rate and the effective tax rate for the years ended December 31, 2021, 2022, and 2023 is as follows:

	2021	2022	2023
Statutory federal rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefits	3.4	3.2	3.7
Impact of foreign operations	2.2	3.0	2.1
Nondeductible compensation	1.9	2.4	1.9
Excess tax benefit on share-based compensation	—	1.7	1.1
Change in valuation allowance	0.8	1.7	0.8
Other	(1.2)	(0.1)	0.1
Effective tax rate	28.1%	32.9%	30.7%

Cash payments for income taxes were $27.3 million, $26.8 million, and $42.9 million in 2021, 2022, and 2023, respectively.

20. Segment and Geographic Information

Strategic Education is an educational services company that provides access to high-quality education through campus-based and online post-secondary education offerings, as well as through programs to develop job-ready skills for high-demand markets. Strategic Education's portfolio of companies is dedicated to closing the skills gap by placing adults on the most direct path between learning and employment. The

Company's organizational structure includes three operating and reportable segments: U.S. Higher Education, Education Technology Services, and Australia/New Zealand.

The USHE segment provides flexible and affordable certificate and degree programs to working adults primarily through Capella University and Strayer University, including the Jack Welch Management Institute MBA, which is a unit of Strayer University. USHE also operates non-degree web and mobile application development courses through Hackbright Academy and Devmountain, which are units of Strayer University.

The Education Technology Services segment is primarily focused on developing and maintaining relationships with employers to build employee education benefits programs that provide employees with access to affordable and industry relevant training, certificate, and degree programs. The employer relationships developed by the Education Technology Services segment are an important source of student enrollment for Capella University and Strayer University, and the majority of the revenue attributed to the Education Technology Services segment is driven by the volume of enrollment derived from these employer relationships. Education Technology Services also supports employer partners through Workforce Edge, a platform which provides employers a full-service education benefits administration solution, and Sophia Learning, which enables education benefits programs through the use of low-cost online general education-level courses recommended by the American Council on Education for credit at other colleges and universities.

The Australia/New Zealand segment is comprised of Torrens University, Think Education and Media Design School in Australia and New Zealand, which collectively offer certificate and degree programs in business, design, education, hospitality, healthcare, and technology through campuses in Australia, New Zealand, and online.

Revenue and operating expenses are generally directly attributable to the segments. Inter-segment revenues are not presented separately, as these amounts are immaterial. The Company's Chief Operating Decision Maker does not evaluate operating segments using asset information.

A summary of financial information by reportable segment for the years ended December 31, 2021, 2022, and 2023 is presented in the following table (in thousands):

	2021	2022	2023
Revenues			
U.S. Higher Education	$ 829,270	$ 770,979	$ 818,953
Australia/New Zealand	250,124	230,747	233,518
Education Technology Services	52,292	63,754	80,453
Consolidated revenues	$1,131,686	$1,065,480	$1,132,924
Income from operations			
U.S. Higher Education	$ 104,914	$ 38,605	$ 59,628
Australia/New Zealand	35,855	30,473	35,862
Education Technology Services	21,311	19,264	29,088
Amortization of intangible assets	(51,495)	(14,350)	(11,457)
Merger and integration costs	(11,201)	(1,117)	(1,544)
Restructuring costs	(25,472)	(2,115)	(16,256)
Consolidated income from operations	$ 73,912	$ 70,760	$ 95,321

The following table presents a schedule of significant non-cash items included in segment income from operations by reportable segment for the years ended December 31, 2021, 2022, and 2023 (in thousands):

	2021	2022	2023
Depreciation and amortization			
U.S. Higher Education	$ 38,178	$35,863	$33,655
Australia/New Zealand	10,640	8,842	8,954
Education Technology Services	1,067	1,589	2,526
Amortization of intangible assets	51,495	14,350	11,457
Merger and integration costs	—	—	336
Restructuring costs	2,036	2,480	385
Consolidated depreciation and amortization	$103,416	$63,124	$57,313
Stock-based compensation			
U.S. Higher Education	$ 16,926	$19,572	$17,653
Australia/New Zealand	1,359	1,073	(117)
Education Technology Services	567	1,147	1,729
Restructuring costs	(703)	—	507
Consolidated stock-based compensation	$ 18,149	$21,792	$19,772

Geographic Information

The Company's long-lived assets are comprised of Property and equipment, net and Right-of-use lease assets. The Company's long-lived assets by geographic area as of December 31, 2022 and 2023 were as follows (in thousands):

	December 31, 2022	December 31, 2023
United States	$132,179	$115,453
International	125,914	122,278

21. Litigation

The Company is involved in litigation and other legal proceedings arising out of the ordinary course of its business. Certain of these matters are discussed below. From time to time, certain matters may arise that are other than ordinary and routine. The outcome of such matters is uncertain, and the Company may incur costs in the future to defend, settle, or otherwise resolve them. The Company accrues for estimated costs related to existing lawsuits, claims and proceedings when it is probable that it will incur these costs in the future and the costs are reasonably estimable. The Company currently believes that the ultimate outcome of such matters will not, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect future results of operations in a particular period.

On April 20, 2021, Capella University received a letter from the Department of Education referencing *Wright, et al. v. Capella Education Co., et al.* (subsequently captioned *Ornelas, et al. v. Capella, et al.*), United States District Court for the District of Minnesota, Case No. 18-cv-1062, and indicating that the Department would require a fact-finding process pursuant to the borrower defense to repayment regulations to determine the validity of more than 1,000 borrower defense applications that have been submitted regarding Capella University. According to the Department, some of the applications allege similar claims as in the *Wright* matter concerning alleged misrepresentations of the length of time to complete doctoral programs. Capella University subsequently received approximately 500 applications for borrower defense to repayment. Capella University contested each claim for defense to repayment in individualized responses with supporting evidence, the last of which was sent to the Department in August 2021. Since that time, Capella University has not received any communication from the Department related to the set of borrower defense claims received in 2021, nor has Capella University received indication that any of these claims has been evaluated on the facts presented and adjudicated on the merits.

On June 22, 2022, in litigation in which Capella University is not a party, *Sweet, et al. v. Miguel Cardona and the United States Department of Education*, United States District Court for the Northern District of California, Case No. 3:19-cv-03674-WHA, the Department joined a proposed class settlement agreement that resulted in a blanket grant of automatic, presumptive relief for all borrower defense to repayment applications filed by students at any of approximately 150 different listed institutions, including Capella University, through June 22, 2022. The class settlement agreement also provided certain expedited review of borrower defense claims related to schools excluded from the automatic relief list, as well as for borrowers who applied during the period after execution of the settlement and before final approval ("Post-Class Applicants"). The district court granted final approval of the settlement on November 16, 2022. Intervenors, including multiple intervening higher education institutions and companies, appealed the district court's order. Intervenors' request to stay the district court's final judgment approving the settlement pending resolution of the appeal has been denied.

It is unclear whether the Department might seek recovery for the amounts of loans discharged pursuant to the automatic relief provision in the *Sweet* settlement. In a July 25, 2022 filing in the same litigation, the Department stated that providing automatic relief to such borrowers "does not constitute the granting or adjudication of a borrower defense pursuant to the Borrower Defense Regulations, and therefore provides no basis to the Department for initiating a borrower defense recoupment proceeding against any institution identified" on the list. The Department has indicated that any recoupment against institutions "could be imposed only after the Department initiated a separate, future proceeding, in accordance with regulations that require the Department to prove a sufficient basis for liability and provide schools with notice and an opportunity to be heard." If the Department were to seek recovery for the amounts of automatically discharged loans of Capella University students under the *Sweet* settlement, Capella University would dispute and defend against such efforts. At this time, the Company is unable to predict the ultimate outcome of Capella-related borrower defense applications. If the Department were to successfully seek recovery for the amounts of discharged loans from Capella University in future proceedings, any such recovery could have a material adverse effect on our business.

As a result of the Fifth Circuit's August 7, 2023 nationwide injunction of the 2022 Borrower Defense to Repayment Regulations, the Department announced that while it will not adjudicate any borrower defense applications under the 2022 Borrower Defense to Repayment Regulations unless and until the effective date is reinstated, it will continue to adjudicate applications under a prior version of the rule if required pursuant to a court ordered settlement. For the *Sweet* Post-Class Applicants, the Department agreed to adjudicate such claims under the 2016 BDTR Rule, and, if the Department does not adjudicate the applications by January 28, 2026, it will provide the applicants "Full Settlement Relief" (i.e., federal student loan(s) associated with the borrower's attendance at the school will be discharged, the Department will refund any amounts paid to the Department on those loans, and the credit tradeline for those loans will be deleted from the borrower's credit report). The Department has informed institutions that: it is notifying most schools of all applications received by the Department from June 23, 2022 to November 15, 2022 (constituting *Sweet* Post-Class Applicants) in a single send (and anticipates completing notification to all schools by approximately April 2024).

On January 25, 2024, Capella University received notice that the Department received approximately 6,700 borrower defense to repayment applications with claims for forgiveness of loans taken out at the University and filed between June 23, 2022 and November 15, 2022. On February 1, 2024, Strayer University received notice that the Department received approximately 1,900 borrower defense to repayment applications with claims for forgiveness of loans taken out at the University and filed between June 23, 2022 and November 15, 2022. In the notices received, the Department indicated that: (1) the notification was occurring prior to any substantive review of the application as well as its adjudication; (2) it would send the applications to Capella University and Strayer University in batches of 500 per week; (3) it is optional for institutions to respond to the applications; and (4) not responding will result in no negative inference by the Department. The Department has also explained that it will separately decide whether to seek recoupment on any approved claim and that any recoupment actions the Department chooses to initiate will have their own notification and response processes, which include providing additional evidence to the institution.

The Department has indicated that an institution will learn of the Department's determination only if it approves a BDTR application and the Department seeks recoupment. In relation to the 2021 notice received by Capella University, the Department indicated there were more than 1,000 applications pending, but the Company only ever received approximately 500 actual claims, and after an exhaustive review and response process the Company believes that none properly stated a claim for loan forgiveness. At this time, the Company is unable to predict whether the Department will grant BDTR relief for the claims noticed on January 25 and February 1, or if so, whether it will seek recoupment from Capella University or Strayer University. If the Department were to seek recoupment, Capella University and Strayer University would dispute and defend against such efforts. However, if the Department were to successfully seek recovery for the amounts of discharged loans from Strayer University and Capella University in future proceedings, any such recovery could have a material adverse effect on our business.

22. Regulation

United States Regulation

As institutionally accredited institutions of higher education operating in multiple jurisdictions, Capella University and Strayer University are subject to accreditation rules and varying state licensing and regulatory requirements. In addition, the Higher Education Act and the regulations promulgated thereunder require all higher education institutions that participate in the various Title IV programs, including Capella University and Strayer University, to comply with detailed substantive and reporting requirements and to undergo periodic regulatory scrutiny. The Higher Education Act mandates specific regulatory responsibility for each of the following components of the higher education regulatory triad: (1) the institutional accrediting agencies recognized by the U.S. Secretary of Education; (2) state education regulatory bodies; and (3) the federal government through the Department of Education. Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. The regulations, standards, and policies of these regulatory agencies are subject to frequent change.

Students finance their education at Capella University and Strayer University in a variety of ways, and historically about 75% of students participated in one or more Title IV programs.

Title IV Programs

Capella University and Strayer University maintain eligibility for their students to participate in the following Title IV programs:

- *Federal Grants.* Grants under the Federal Pell Grant program are available to eligible students based on financial need and other factors.

- *Campus-Based Programs.* The campus-based Title IV programs include the Federal Supplemental Educational Opportunity Grant program, the Federal Perkins Loan, and the Federal Work-Study Program. Neither Capella University nor Strayer University actively participates in the Federal Perkins Loan program, which expired on September 30, 2017. In addition, Strayer University does not actively participate in the Federal Work-Study Program.

- *Federal Direct Student Loans.* Under the William D. Ford Federal Direct Loan Program, the Department of Education makes loans directly to students and their parents. Undergraduate students who demonstrate financial need may qualify for a subsidized loan. The federal government pays the interest on a subsidized loan while the student is in school and during any approved periods of deferment, after which the student's obligation to repay the loan begins. Unsubsidized loans are available to students who do not qualify for a subsidized loan or, in some cases, in addition to a subsidized loan. PLUS loans, including Graduate PLUS loans, are unsubsidized loans available in amounts up to the total cost of attendance less any other financial aid.

Federal Financial Aid Regulation

To be eligible to participate in Title IV programs, Capella University and Strayer University must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. As part of those participation standards, the Department of Education determines whether, among other things, the institution meets certain standards of administrative capability and financial responsibility. The institutions must also follow extensive Department of Education rules regarding the awarding and processing of funds issued under Title IV programs. Some of the key provisions regarding institutional eligibility and processing federal financial aid are described below.

Financial Responsibility

The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University and Strayer University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the services described in its official publications and statements, properly administer Title IV programs in which it participates, and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for debts and liabilities incurred in programs administered by the Department of Education.

Department of Education standards utilize a complex formula to assess financial responsibility. The standards focus on three financial ratios: (1) equity ratio (which measures the institution's capital resources and ability to borrow); (2) primary reserve ratio (which measures the institution's financial viability and liquidity); and (3) net income ratio (which measures the institution's ability to operate at a profit or within its means). An institution's financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without alternative measures and further federal oversight. For Capella University and Strayer University, the Department evaluates financial responsibility at the parent level, based on review of SEI's financial statements. The Company has applied the financial responsibility standards to it's financial statements as of and for the year ended December 31, 2023, and based on it's calculated composite score and other relevant factors, it believes the Company met the Department of Education's financial responsibility standards.

On November 1, 2016, the Department of Education released a new regulation, which after a series of delays became effective as of October 16, 2018, under which an institution may no longer be considered financially responsible if one or more of a list of triggering events occurs. The Department of Education will automatically determine that an institution is not financially responsible if a "mandatory" triggering event occurs, which includes, among other things, the institution receives certain warnings from the SEC, fails to file required reports in a timely manner, or has a cohort default rate of 30% or greater for each of the two most recent official calculations. The Department of Education will also determine that an institution is not financially responsible if certain triggering events, such as a lawsuit against the institution, an accrediting agency's requirement that the institution submit a teach-out plan, or potential loss of Title IV eligibility for gainful employment programs, result in the institution's recalculated composite score to be less than 1.0. The Department of Education may also invoke certain "discretionary" triggering events, such as citation by a state agency or accrediting agency for failure to satisfy the agency's standards, to determine that an institution is not financially responsible. An institution determined not to be financially responsible because of one or more triggering events may be required to issue an irrevocable letter of credit for not less than 10% of the Title IV funds received by the school for the most recently completed fiscal year and/or will be issued a Provisional Program Participation Agreement.

On August 30, 2019, as part of the final BDTR regulations, the Department of Education made changes to the financial responsibility requirements, including establishing a more limited set, as compared to the 2016 rule, of mandatory and discretionary triggering events that have, or could have, a materially adverse impact on the institution's financial condition and therefore warrant financial protection. The 2019 rule left intact the consequences of the triggering events under the 2016 rule. The 2019 rule further updates the definitions of terms used to calculate an institution's composite score and otherwise amends the composite score methodology to reflect changes in FASB accounting standards pertaining to new leases. The financial responsibility changes became effective July 1, 2020.

In 2022, the Department of Education considered as part of the Institutional and Programmatic Eligibility negotiated rulemaking new regulations regarding, among other things, financial responsibility. Negotiated rulemaking committee meetings completed in March 2022 with no consensus reached on the topic. On October 23, 2023, the Department released final rules on financial responsibility. Pursuant to new regulations effective July 1, 2024, the Department adopted new mandatory and discretionary triggers and new reporting requirements. New mandatory triggers include but are not limited to failing the 90/10 Rule; receiving at least 50% of Title IV funds from programs that fail gainful employment requirements; certain SEC or exchange actions; and certain actions that result in an institution's recalculated composite score to fall below 1.0, including being subject to a Department action to recover losses from approved Borrower Defense to Repayment claims. All of the mandatory triggers constitute an automatic failure of the financial responsibility requirements and would enable the Department to seek financial protection. The rules also establish new discretionary triggers that permit the Department to conduct a case-by-case analysis to determine if additional financial protection is needed. Such discretionary triggers include accrediting agency and government agency actions; certain defaults or creditor events; high annual dropout rates; elimination of programs or locations that enroll more than 25% of the institution's Title IV students; and pending Borrower Defense to Repayment claims, among other things. In general, institutions will be required to report triggering events within 21 days of occurrence. According to the regulation, such triggering events may result in a financial protection requirement that would most likely take the form of a letter of credit or cash escrow and provisional certification to participate in Title IV. The amount of financial protection can range from 10% up to 50% of Title IV funds per triggering event, and the Department may "stack" financial protection requirements if more than one mandatory or discretionary trigger is present.

Student Loan Defaults

The Department of Education calculates a rate of student defaults (known as a cohort default rate) for each institution with 30 or more borrowers entering repayment in a given federal fiscal year. The Department of Education includes in the cohort all student borrowers at the institution who entered repayment on any Direct or Federal Family Education Loan Program loan during that fiscal year. The cohort default rate is the percentage of those borrowers who become subject to their repayment obligation in the relevant federal fiscal year and default by the end of the second federal fiscal year following that fiscal year, resulting in a three-year cohort default rate. Because of the need to collect data on defaults, the Department of Education publishes cohort default rates three years in arrears; for example, in the fall of 2023, the Department of Education issued cohort default rates for federal fiscal year 2020.

The Department of Education may take adverse action against an institution if it has excessive cohort default rates, including without limitation the following:

- If an institution's cohort default rate is 30% or more in a given fiscal year, the institution will be required to assemble a "default prevention task force" and submit to the Department of Education a default improvement plan.

- If an institution's cohort default rate exceeds 30% for two consecutive years, the institution will be required to review, revise, and resubmit its default improvement plan.

- If an institution's cohort default rate exceeds 30% for two out of three consecutive years, the Department of Education may subject the institution to provisional certification.

- If an institution's cohort default rate is equal to or greater than 30% for each of the three most recent federal fiscal years for which data are available, the institution will be ineligible to participate in the Direct Loan Program and Federal Pell Grant Program.

An institution generally loses eligibility to participate in Title IV programs if its most recent cohort default rate is greater than 40%. Institutions with a cohort default rate equal to or greater than 15% for any of the three most recent fiscal years for which data are available are subject to a 30-day delayed disbursement period for first-year, first-time undergraduate borrowers.

National and institutional cohort default rates for cohort years 2018, 2019, and 2020 have been impacted by the COVID-19 repayment pause. Capella University's and Strayer University's official three-year cohort default rates for 2018, 2019, and 2020, as well as the average official three-year cohort default rates for proprietary institutions nationally, were as follows:

	Capella University	Strayer University	National Average Proprietary Institutions
2018	5.2%	8.6%	11.2%
2019	1.1%	2.2%	3.1%
2020	0.0%	0.0%	0.0%

As part of the compliance programs related to the cohort default rate, Capella University and Strayer University provide entrance and exit counseling to their students and engage the services of third parties to counsel students once they are in repayment status regarding their repayment obligations.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included a provision that established a federal student loan administrative forbearance period, pause in interest accrual, and suspension of collections activity. In June 2023, the Department of Education announced that student loan interest would begin to accrue on September 1, 2023, and student loan repayment resumed in October 2023. As part of the return to repayment, the Department has also announced a 12 month "on-ramp" during which time delinquent borrowers will not be reported to credit bureaus or be counted as in default for the purpose of cohort default rate calculations.

On January 10, 2023, the Department proposed regulations to create a new income-driven repayment plan to reduce future monthly payments for lower- and middle-income borrowers. Among other things, the proposed regulation would revise the Revised Pay As You Earn (REPAYE) regulations, eliminate negative amortization, and offer $0 monthly payments for any individual borrower who makes less than roughly $30,600 annually and any borrower in a family of four who makes less than about $62,400. While it is too early to know the entirety of the impact that COVID and COVID-related repayment flexibility will have on the cohort default rate, the Company expects that the next one or more cohort years will be affected.

The 90/10 Rule

A requirement of the Higher Education Act, commonly referred to as the 90/10 Rule, applies only to proprietary institutions of higher education, which include Capella University and Strayer University. Under this rule, a proprietary institution is prohibited from deriving more than 90% of its revenues (as revenues are computed under the Department of Education's methodology) from federal funds on a cash accounting basis (except for certain institutional loans) for any fiscal year. Historically, by statute, only Title IV funds have been considered within the 90% metric; however as described below, that will change for fiscal years beginning on or after January 1, 2023.

A proprietary institution of higher education that violates the 90/10 Rule for any fiscal year will be placed on provisional certification for up to two fiscal years. Proprietary institutions of higher education that violate the 90/10 Rule for two consecutive fiscal years will become ineligible to participate in Title IV programs for at least two fiscal years and will be required to demonstrate compliance with Title IV eligibility and certification requirements for at least two fiscal years prior to resuming Title IV program participation. In addition, the Department of Education discloses on its website any proprietary institution of higher education that fails to meet the 90/10 requirement, and reports annually to Congress the relevant ratios for each proprietary institution of higher education.

Using the statutory formula under the definition of federal funds included within the 90% metric then in effect, Capella University derived approximately 65.30% of its cash-basis revenues from Title IV program funds in fiscal year 2022. Strayer University derived approximately 80.57% of its cash-basis revenues from Title IV program funds in fiscal year 2022. Our computation for 2023, which will be the first year under the new 90/10 requirements, has not yet been finalized and audited; however, we believe we will remain in compliance with the 90/10 Rule requirement.

The key components of non-Title IV revenue for Capella University and Strayer University are individual student payments, employer tuition reimbursement payments, veterans' education benefits, military tuition assistance, vocational rehabilitation funds, private loans, state grants, and scholarships.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021, which included a change to the 90/10 methodology to include all federal funding. The Department of Education promulgated new regulations regarding, among other things, the 90/10 rule as part of the Institutional and Programmatic Eligibility negotiated rulemaking and the committee reached consensus on the topic in March 2022. The Department released final regulations on October 27, 2022. The regulatory changes require proprietary institutions to count all "federal education assistance funds" as federal revenue in the 90/10 calculation for fiscal years beginning on or after January 1, 2023. The preamble to the final rule and subsequent sub-regulatory guidance further prohibit inclusion of non-Title IV eligible programs offered in part or in full through distance education in the 10% calculation. On December 21, 2022, the Department released a list of federal agencies and federal education assistance programs that must be included as federal revenue in the 90/10 calculation. Such agencies include the U.S. Department of Defense (military tuition assistance) and the Department of Veterans Affairs (veterans education benefits). The Department indicated that it will publish periodic updates to the list as needed.

In addition, certain members of Congress have proposed to revise the 90/10 Rule to reduce the limit on federal funding to 85% of total revenue. In the context of Higher Education Act reauthorization, defense bills and appropriations bills, other members of Congress have proposed legislation that would eliminate the 90/10 Rule. The Company cannot predict whether or how legislative or regulatory changes will affect the 90/10 Rule.

Gainful Employment

Under the Higher Education Act, a proprietary institution offering programs of study other than a baccalaureate degree in liberal arts (for which there is a limited statutory exception) must prepare students for gainful employment in a recognized occupation. On October 31, 2014, the Department of Education published final regulations related to gainful employment. The regulation went into effect on July 1, 2015 ("2015 Regulations"), with the exception of new disclosure requirements, which generally went into effect January 1, 2017, although some portions of those requirements were delayed until July 1, 2019.

The 2015 Regulations included two debt-to-earnings measures, consisting of an annual income rate and a discretionary income rate. The annual income rate measured student debt in relation to earnings, and the discretionary income rate measured student debt in relation to discretionary income. A program passed if the program's graduates:

- have an annual income rate ratio that does not exceed 8%; **or**

- have a discretionary income rate that does not exceed 20%.

In addition, a program that did not pass either of the debt-to-earnings metrics and had an annual income rate between 8% and 12% or a discretionary income rate between 20% and 30% was considered to be in a warning zone. A program failed if the program's graduates had an annual income rate of 12% or greater and a discretionary income rate of 30% or greater. A program became Title IV-ineligible for three years if it failed both metrics for two out of three consecutive years or failed to pass at least one metric for four consecutive award years.

On January 8, 2017, Capella University and Strayer University received their final 2015 debt-to-earnings measures. None of their programs failed the debt-to-earnings metrics. One active Capella University program, the Masters of Science in Marriage and Family Counseling/Therapy, was "in the zone" and two active Strayer University programs, the Associate in Arts in Accounting and Associate in Arts in Business Administration, were "in the zone." Each of those three programs remained fully eligible. The Department has not released any subsequent debt-to-earnings measures under the 2015 Regulations.

On July 1, 2019, the Department of Education released final gainful employment regulations, which contain a full repeal of the 2015 Regulations, including all debt measures, reporting, disclosure, and certification requirements, effective July 1, 2020.

On December 8, 2021, the Department of Education announced its intention to establish a negotiated rulemaking committee to prepare proposed regulations for, among other topics, gainful employment, via the Institutional and Programmatic Eligibility rulemaking. Meetings of the negotiated rulemaking committee occurred in spring 2022 with the committee failing to reach consensus. On May 17, 2023, the Department released proposed rules on financial value transparency and gainful employment, financial responsibility, administrative capability, certification procedures, and ability to benefit. On September 27, 2023, the Department released final regulations on financial value transparency and gainful employment, which are largely consistent with the proposed rule. The gainful employment final rule establishes two independent metrics, both of which must be passed by a gainful employment program subject to the rule in order to maintain Title IV eligibility. Any gainful employment program that fails either or both metrics in a single year would be required to provide a disclosure to current and prospective students, and any such program that fails the same metric in two out of three consecutive years for which the program's metrics are calculated would lose its access to federal financial aid. The two metrics are 1) a debt-to-earnings ratio that compares the median earnings of graduates who received federal financial aid to the median annual payments on loan debt borrowed for the program, which must be less than or equal to 8% of annual earnings or 20% of discretionary earnings, and 2) an earnings premium test that measures whether the typical graduates from a program that received federal financial aid earn more than a typical high school graduate in their state (or, in some cases, nationally) and within a certain age range in the labor force. A program that fails in two out of three consecutive years, or is voluntarily discontinued by the institution, would not be eligible to have Title IV reinstated for the program or launch and receive Title IV for a "substantially similar program" (generally defined as a program with the same four-digit CIP code) for a minimum of three years. The final rule describes that the Department will now measure earnings six years after graduation (instead of the proposed rule's three years after graduation) for certain qualifying graduate programs such as clinical psychology, marriage and family therapy, clinical social work, and clinical counseling. The final rule also includes the requirement that, beginning July 1, 2026, all schools provide a link to a Department of Education-hosted website that includes information on cost, earnings, and licensure information, and the gainful employment metrics. The final gainful employment regulations will take effect July 1, 2024. The Department has indicated that it will release metrics beginning in the 2025 financial aid award year. Beginning July 1, 2026, if a program fails a metric, an institution must provide warnings to students and prospective students meeting certain minimum requirements to be specified by the Department; programs that fail the same metric in the first two years the rates are issued will lose eligibility in 2026. On December 22, 2023, a lawsuit was filed against the Department in the United States District Court for the Northern District of Texas alleging that the rulemaking process and final rule were based on arbitrary and capricious decisions made by the Department, and that the rule violates constitutional rights related to speech, equal protection, and due process. Capella University and Strayer University are not parties to the lawsuit. The Company is unable to predict the ultimate outcome of the litigation.

Misrepresentation

Under the Higher Education Act, the Department of Education may impose various sanctions, including a fine or suspension or termination of an institution's participation in Title IV programs, if it engages in substantial misrepresentation of the nature of its educational program, its financial charges, or the employability of its graduates. The Department's related regulations, which took effect July 1, 2011, set forth the types of activities that constitute misrepresentation and describe the adverse actions that the Department of Education may take if it finds that an institution or a third party that provides educational programs, marketing, advertising, recruiting, or admissions services to the institution engaged in substantial misrepresentation. The rule specifies the types of statements that can subject the institution to liability for misrepresentation, as well as the nature and form of misleading statements.

As part of the Department's 2016 promulgation of the Borrower Defenses to Repayment regulation, the Department changed the definition of misrepresentation for Title IV regulations to include any statement that "has the likelihood or tendency to mislead under the circumstances." The expanded definition included "any statement that omits information in such a way as to make the statement false, erroneous, or misleading." This regulation was published on November 1, 2016 and, after a series of delays, went into effect as of October 16, 2018.

On August 30, 2019, the Department released final Borrower Defense to Repayment regulations that included a new definition of "misrepresentation," which became effective July 1, 2020. The final rule defines a "misrepresentation" as: a statement, act, or omission by an eligible school to a borrower (a) that is false, misleading, or deceptive, (b) that was made with knowledge of its false, misleading, or deceptive nature or with a reckless disregard for the truth, and (c) that directly and clearly relates to either (1) enrollment or continuing enrollment at the institution, or (2) the provision of educational services for which the loan was made.

On August 10, 2021, the Department of Education announced its intention to establish a rulemaking committee to prepare proposed regulations on, among other things, Borrower Defense to Repayment, including a new definition of misrepresentation. Negotiated rulemaking committee meetings completed in December 2021 with no consensus reached on the topic. On October 31, 2022, the Department released final Borrower Defense to Repayment regulations, which include among other defenses to repayment substantial misrepresentation, with a significantly expanded definition of misrepresentation. The final rule's definition of misrepresentation includes any false, erroneous or misleading statement made by the institution or its representatives, or its marketing, advertising, recruiting or admissions agents, as well as any omission of fact that a reasonable person would have considered in deciding to enroll in or continue attendance at the institution. A statement is deemed misleading if it has the likelihood or tendency to mislead under the circumstances. A misrepresentation includes statements and omissions made in any medium, whether directly or indirectly, to a student, prospective student or any member of the public, or to an accrediting agency, to a State agency, or to the Secretary of Education. Misrepresentation also includes the dissemination of a student endorsement or testimonial that a student gives either under duress or because the institution required such an endorsement or testimonial to participate in a program.

Borrower Defenses to Repayment

Pursuant to the Higher Education Act and following negotiated rulemaking, on November 1, 2016, the Department of Education released a final regulation specifying the acts or omissions of an institution that a borrower may assert as a defense to repayment of a loan made under the Direct Loan Program and the consequences of such borrower defenses for borrowers, institutions, and the Secretary of Education (the "2016 BDTR Rule"). Under the 2016 BDTR Rule, for Direct Loans disbursed after July 1, 2017, a student borrower may assert a defense to repayment if: (1) the student borrower obtained a state or federal court judgment against the institution; (2) the institution failed to perform on a contract with the student; and/or (3) the institution committed a "substantial misrepresentation" on which the borrower reasonably relied to his or her detriment.

These defenses are asserted through claims submitted to the Department of Education, and the Department has the authority to issue a final decision. In addition, the regulation permits the Department to grant relief to an individual or group of individuals, including individuals who have not applied to the Department seeking relief. If a defense is successfully raised, the Department has discretion to initiate action to collect from an institution the amount of losses incurred based on the borrower defense. The 2016 BDTR Rule also amends the rules concerning discharge of federal student loans when a school or campus closes and prohibits pre-dispute arbitration agreements and class action waivers for borrower defense-type claims. On January 19, 2017, the Department of Education issued a final rule, updating the hearing procedures for actions to establish liability against an institution of higher education and establishing procedures for recovery proceedings under the borrower defense regulations. Several times between June 2017 and February 2018, the Department of Education announced delays until July 1, 2019 of implementation of certain portions of the 2016 BDTR Rule, including those portions of the regulations that establish a new federal standard and a process for determining whether a Direct Loan borrower has a defense to repayment of a Direct Loan based on an act or omission of an institution. However, in October 2018, a judge denied a request to delay implementation of portions of the regulations, and as a result the 2016 BDTR Rule went into effect as of October 16, 2018.

On September 23, 2019, the Department published final Borrower Defense to Repayment regulations (the "2019 BDTR Rule"), which governs borrower defense to repayment claims in connection with loans first disbursed on or after July 1, 2020. Under the 2019 BDTR Rule, an individual borrower can assert a defense to repayment and be eligible for relief if she or he establishes, by a preponderance of the evidence, that

(1) the institution at which the borrower enrolled made a misrepresentation of material fact upon which the borrower reasonably relied in deciding to obtain a Direct Loan or a loan repaid by a Direct Consolidation Loan; (2) the misrepresentation directly and clearly related to the borrower's enrollment or continuing enrollment at the institution or the institution's provision of education services for which the loan was made; and (3) the borrower was financially harmed by the misrepresentation. The Department will grant forbearance on all loans related to a claim at the time the claim is made.

The 2019 BDTR Rule defines "financial harm" as the amount of monetary loss that a borrower incurs as a consequence of a misrepresentation. The Department will determine financial harm based upon individual earnings and circumstances, which must include consideration of the individual borrower's career experience subsequent to enrollment and may include, among other factors, evidence of program-level median or mean earnings. "Financial harm" does not include damages for nonmonetary loss, and the act of taking out a Direct Loan, alone, does not constitute evidence of financial harm. Financial harm also cannot be predominantly due to intervening local, regional, national economic or labor market conditions, nor can it arise from the borrower's voluntary change in occupation or decision to pursue less than full-time work or decision not to work. The 2019 BDTR Rule contains certain limitations and procedural protections. Among the most prominent of these restrictions, the regulation contains a three-year limitation period of claims, measured from the student's separation from the institution, does not permit claims to be filed on behalf of groups, and requires that institutions receive access to any evidence in the Department's possession to inform its response. The 2019 BDTR Rule permits the usage of pre-dispute arbitration agreements as a condition of enrollment, so long as the institution provides plain-language disclosures to students and the disclosure is placed on the institution's website. The regulations also allow for a borrower to choose whether to apply for a closed school loan discharge or accept a teach-out opportunity. In addition, the closed school discharge window is expanded from 120 days to 180 days prior to the school's closure, though the final rule does not allow for an automatic closed school loan discharge.

Institutions are required to accept responsibility for the repayment of amounts discharged by the Secretary pursuant to the borrower defense to repayment, closed school discharge (associated with closure of a school or an additional location or branch campus), false certification discharge, and unpaid refund discharge regulations. If the Secretary discharges a loan in whole or in part, the Department of Education may require the school to repay the amount of the discharged loan.

On August 10, 2021, the Department of Education announced its intention to establish a rulemaking committee to develop proposed regulations on, among other things, Borrower Defense to Repayment. Negotiated rulemaking committee meetings completed in December 2021 with no consensus reached on the topic. On July 6, 2022, the Department released proposed Borrower Defense to Repayment regulations for public comment and subsequently published a final rule on October 31, 2022. Among other things, the final rule sets a single standard and streamlined process for relief that will apply to all future and pending Borrower Defense to Repayment claims as of July 1, 2023, regardless of the date of a borrower's loan disbursement; defines the types of misconduct that could lead to borrower defense discharges, including substantial misrepresentations, substantial omissions of fact, breaches of contract, aggressive and deceptive recruitment, and state or federal judgments or final Department of Education actions that could give rise to a Borrower Defense to Repayment claim; establishes a presumption that borrowers reasonably relied upon misrepresentations or omissions; establishes a reconsideration process for borrowers whose claims are not approved for a full discharge, including based on a state law standard; and creates a process for the adjudication of group claims based on common facts. The final rule permits nonprofit legal assistance organizations to request group claims. The final rule also establishes a recoupment process separate from the approval of Borrower Defense to Repayment claims. In addition, the final rule prohibits institutions from requiring borrowers to sign mandatory pre-dispute arbitration agreements or class action waivers for claims related to the making of a Federal Direct Loan or the provision of educational services for which the loan was obtained. The rule also modified the closed school discharge rule to provide an automatic discharge one year after an institution or location's closure date for borrowers who were enrolled at the time of closure or left 180 days before closure and who do not accept an approved teach-out agreement or continuation of the program at another location of the school; those who accept but do not complete a teach-out agreement or program continuation will receive a discharge one year after their last date of attendance. The final rule became effective July 1, 2023. On August 7, 2023, the U.S. Court of Appeals for the Fifth Circuit granted a nationwide emergency injunction preventing the Department of Education's enforcement of the final

BDTR and closed school discharge rules. The matter was heard by the Fifth Circuit panel on November 6, 2023, and the previous versions of the BDTR and closed school discharge rules remain in effect until further determination. The Department has stated that it will not adjudicate any borrower defense applications under the latest rule unless and until the effective date is reinstated; the Department will continue to adjudicate borrower defense applications using an earlier version of the regulations where required under a court settlement (the *Sweet* case discussed above). The Company is unable to predict the ultimate outcome of the litigation.

Australian and New Zealand Regulation

The Company operates two post-secondary educational institutions in Australia, Torrens University Australia Limited ("Torrens") and Think: Colleges Pty Ltd ("Think"). In Australia, a distinction is made between higher education and vocational education organizations.

Higher education providers consist of public and private universities, Australian branches of overseas universities and other higher education providers. Higher education qualifications consist of undergraduate awards (bachelor's degrees, associate degrees and diplomas) and postgraduate awards (graduate certificates and diplomas, master's degrees and doctoral degrees). The regulation of higher education providers is undertaken at a national level by the Tertiary Education Quality and Standards Agency ("TEQSA"). All organizations that offer higher education qualifications in or from Australia must be registered by TEQSA. Higher education providers that have not been granted self-accrediting status must also have their courses of study accredited by TEQSA. Registration as a higher education provider is for a fixed period of up to seven years. TEQSA regularly reviews the conduct and operation of accredited higher education providers.

The vocational education and training ("VET") sector consists of technical and further education institutes, agricultural colleges, adult and community education providers, community organizations, industry skill centers and private providers. VET qualifications include certificates, diplomas and advanced diplomas. The regulation of VET providers is undertaken at a national level by the Australian Skills Quality Authority ("ASQA"). Organizations providing VET courses in Australia must be registered by ASQA as a Registered Training Organisation ("RTO"). Courses offered by RTOs need to be accredited by ASQA. Registration as an RTO is for a fixed period of up to seven years. ASQA regularly reviews the conduct and operations of RTOs.

Torrens is one of 43 universities in Australia. It is a private, for-profit entity and is registered with TEQSA. As a self-accrediting university, it is not required to have its individual courses of study accredited by TEQSA. Torrens is also registered with ASQA as an RTO and is thus entitled to offer vocational and training courses. Torrens is currently undergoing an ordinary course re-registration process with TEQSA.

Think is one of approximately 5,000 RTOs in Australia and in that capacity is regulated by ASQA. It is also registered as a higher education provider with TEQSA. Its higher education courses require, and have received, accreditation by TEQSA.

Australia also maintains a Commonwealth Register of Institutions and Courses for Overseas Students ("CRICOS") for Australian education providers that recruit, enroll and teach overseas students. Registration on CRICOS allows providers to offer courses to overseas students studying on Australian student visas. Both Torrens and Think are so registered.

The Commonwealth government has established income-contingent loan schemes that assist eligible fee-paying students to pay all or part of their tuition fees (separate but similar schemes exist for higher education and vocational courses). Under the schemes, the relevant fees are paid directly to the institutions by the Commonwealth government on behalf of the student. A corresponding obligation then exists from the participating student to the Commonwealth government, which is addressed by adding a levy to that student's income tax until the loan amount has been repaid. Neither Torrens nor Think have any responsibility in connection with the repayment of these loans by students and, generally, this assistance is not available to international students. Both Torrens and Think are registered for the purposes of these plans (a precondition to their students being eligible to receive such loans).

The Company operates a post-secondary educational institution in New Zealand, Media Design School Limited ("MDS"). MDS is a Private Training Establishment, a private organization offering education or training. It is a globally renowned and specialist provider of design and creative technology education with qualifications ranging from diplomas to postgraduate degrees. MDS also has access to New Zealand Government student finance where study loans are offered to students who are New Zealand citizens or ordinarily resident in New Zealand, subject to certain conditions.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company had in place, as of December 31, 2023, effective controls and procedures designed to ensure that information required to be disclosed by the Company (including consolidated subsidiaries) in the reports it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision, and with the participation of the Company's principal executive officer and principal financial officer, the Company's management assessed the effectiveness of the registrant's internal control over financial reporting as of December 31, 2023, based on the framework in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Changes in Internal Controls over Financial Reporting

During the quarter ended December 31, 2023, there have not been any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Director and Officer Trading Arrangements

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

None

Item 10. Directors, Executive Officers, and Corporate Governance

The following table sets forth certain information with respect to the Company's directors and executive officers:

Name	Age	Position
Directors:		
Robert S. Silberman	66	Chairman
Dr. Charlotte F. Beason	76	Director
Rita D. Brogley	58	Director
Dr. John T. Casteen III	80	Presiding Lead Independent Director
Viet D. Dinh	56	Director
Robert R. Grusky	66	Director
Jerry L. Johnson	53	Director
Karl McDonnell	58	Director, Chief Executive Officer
Dr. Michael A. McRobbie	73	Director
William J. Slocum	46	Director
Michael J. Thawley	73	Director
G. Thomas Waite, III	72	Director
Executive Officers:		
Daniel W. Jackson	49	Executive Vice President and Chief Financial Officer
Lizette B. Herraiz	49	Senior Vice President and General Counsel
Christa E. Hokenson	53	Senior Vice President, Chief Human Resources Officer

Directors

Mr. Robert S. Silberman has been a Director of the Company since March 2001 and serves as Chairman of the Board. He previously served as Executive Chairman of the Board from 2013 to 2023 and as Chairman of the Board from February 2003 to 2013. He was the Company's Chief Executive Officer from March 2001 to 2013. From 1995 to 2000, Mr. Silberman served in a variety of senior management positions at CalEnergy Company, Inc., including as President and Chief Operating Officer. From 1993 to 1995, Mr. Silberman was Assistant to the Chairman and Chief Executive Officer of International Paper Company. From 1989 to 1993, Mr. Silberman served in several senior positions in the U.S. Department of Defense, including as Assistant Secretary of the Army. Since 2014, he has served as a Managing Director of Equity Group Investments. He also serves as the Chairman of the Board of Directors of Par Pacific Holdings, and served on the Board of Directors of Twenty-First Century Fox, Inc. from 2013 to 2019 and as lead director of the Board of Covanta Holding Company from 2016 to 2021. He is a member of the Council on Foreign Relations. Mr. Silberman holds a bachelor's degree in history from Dartmouth College and a master's degree in international policy from The Johns Hopkins University.

Dr. Charlotte F. Beason is a consultant in education and health care administration. She was Executive Director of the Kentucky Board of Nursing from 2005 to 2012. From 2000 to 2003, Dr. Beason was Chair and Vice Chair of the Commission on Collegiate Nursing Education (an autonomous agency accrediting baccalaureate and graduate programs in nursing). From 1988 to 2004, Dr. Beason was with the Department of Veterans Affairs, first as Director of Health Professions Education Service and the Health Professional Scholarship Program, and then as Program Director, Office of Nursing Services. Dr. Beason has served on our Board since 1996 and is a member of the Nominating Committee. She is also Chairwoman of the Strayer University Board of Trustees, and serves on the Board of Trustees of Berea College. Dr. Beason holds a bachelor's degree in nursing from Berea College, a master's degree in psychiatric nursing from Boston University and a doctorate in clinical psychology and public practice from Harvard University.

Ms. Rita D. Brogley is an experienced executive and entrepreneur in both early stage and large public companies. From 2016 to 2019, Ms. Brogley was the Head of Global Enterprise Partnerships for Facebook's Messaging Platforms. Prior to that, Ms. Brogley served as President and CEO of MyBuys, a marketing technology company, from 2012 until its merger with Magnetic in 2015. From 2008 to 2011, Ms. Brogley was the CEO of Amadesa, a technology provider of website testing and optimization, and from 2000 to 2002, she served as the President and CEO of Moxi Digital, a digital home software and hardware company. Ms. Brogley served as Director of Business Development and Marketing Europe for Microsoft TV from 1997 to 2000 and was a management consultant with Bain and Company from 1995 to 1997. Ms. Brogley presently serves on the Board of Trinity Health, a healthcare system with headquarters in Michigan, and is the Chair of its Audit Committee, and on the Board of Narvar, Inc. Ms. Brogley served on the Board of Capella Education Company from 2014 until her appointment to the Board of Strategic Education, Inc. on August 1, 2018. She is the Chair of the Compensation Committee of the Board. Ms. Brogley holds a bachelor's degree in industrial engineering from Northwestern University and a master's degree in business administration from the Harvard Business School.

Dr. John T. Casteen III is the President Emeritus and a retired University Professor and Professor of English at the University of Virginia, where he taught courses in literature, cultural history, and public policy. He served as President of the University of Virginia from 1990 through 2010. He was President of the University of Connecticut from 1985 to 1990. From 1982 to 1985, Dr. Casteen served as the Secretary of Education for the Commonwealth of Virginia. He has chaired the boards of both the College Entrance Examination Board and the Association of American Universities. Dr. Casteen served on the board of directors of Altria Group, Inc. from 2010 to 2022. Dr. Casteen has been a member of the Board since 2011, and is the Chair of the Nominating Committee of the Board. Dr. Casteen holds a bachelor's degree, master's degree and a Ph.D. in English from the University of Virginia, as well as several honorary degrees, including degrees from the Universities of Athens (Greece) and Edinburgh (Scotland) and two community colleges in Virginia. Dr. Casteen presently serves as the Presiding Lead Independent Director.

Mr. Viet D. Dinh has served as Special Advisor to Fox Corporation since January 2024. He previously served as Chief Legal and Policy Officer of Fox Corporation, where he led all legal, regulatory and government affairs functions, from September 2018 to December 2023. Before that, Mr. Dinh was a partner at two leading law firms, Kirkland & Ellis LLP and Bancroft PLLC, the latter of which he founded. Between 2009 and 2018, while in private practice, he also served as outside general counsel to the Company. Mr. Dinh was a professor at Georgetown University Law Center for 20 years, and was appointed U.S. Assistant Attorney General for Legal Policy from 2001 to 2003. He previously served on the Boards of several public companies, including 21st Century Fox, Revlon, LPL Financial, and Scientific Games. Mr. Dinh was born in Saigon, Vietnam and holds a bachelor's degree in government and economics from Harvard College and a juris doctor from Harvard Law School. Mr. Dinh joined the Board in September 2023.

Mr. Robert R. Grusky is the Founder and has been the Managing Member of Hope Capital Management, LLC, an investment manager, since 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000, was a Principal and Member from 2000 to 2005, and a Senior Advisor from 2005 to 2019, and has served as a member of the Executive Leadership Council since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation. From 1985 to 1997, with the exception of 1990 to 1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky served in a variety of capacities at Goldman, Sachs & Co., first in its Mergers & Acquisitions Department and then in its Principal Investment Area. He also serves on the Board of Directors of AutoNation, Inc. Mr. Grusky has served on our Board since 2001, and is on the Nominating Committee. He holds a bachelor's degree in history from Union College and an MBA from Harvard Business School.

Mr. Jerry L. Johnson currently serves as a Partner at the Halifax Group, a private investment company, and has worked with Halifax Group as an Operating Executive since 2020. Mr. Johnson was previously Senior Vice President of Strategy, Corporate Development and Investor Relations at EnPro Industries, a manufacturer of proprietary engineered products. Mr. Johnson is a founding member and previously served as a Partner at RLJ Equity Partners since 2007. His career also includes service as a White House Fellow, and as a management consultant at McKinsey & Company. Mr. Johnson previously served on the Board of Directors of Command Security Corporation from 2017 through February of 2019. Mr. Johnson graduated from the University of Tennessee with a bachelor's degree in chemical engineering, holds an MBA from Harvard Business School, and serves on The Council of Foreign Relations. Mr. Johnson has served on our Board since January 2021, and serves on the Audit Committee.

Mr. Karl McDonnell was named Chief Executive Officer of the Company in May 2013, and served as President and Chief Operating Officer from 2006 to 2013. Prior to joining the Company, Mr. McDonnell served as Chief Operating Officer of InteliStaf Healthcare, Inc., one of the nation's largest privately-held healthcare staffing firms. Prior to his tenure at InteliStaf, he served as Vice President of the Investment Banking Division at Goldman, Sachs & Co. Mr. McDonnell has held senior management positions with several Fortune 100 companies, including The Walt Disney Company. Mr. McDonnell has served on the Board since 2011. Mr. McDonnell holds a bachelor's degree from Virginia Wesleyan College and a master's degree in business administration from Duke University.

Dr. Michael A. McRobbie serves as University Chancellor, President Emeritus, and University Professor at Indiana University (IU). He previously served as the 18th President of IU, one of the largest universities in the U.S., from July 1, 2007 until his retirement on June 30, 2021. Dr. McRobbie served as a vice chair of the board of directors of Indiana University Health System until his retirement from IU. Dr. McRobbie joined the Board in July of 2021 and serves on the Compensation Committee. Dr. McRobbie also serves on the Board of Directors of Torrens University of Australia. A native of Australia, Dr. McRobbie holds a bachelor of arts degree with first class honors from the University of Queensland, and a Ph.D. from Australian National University.

Mr. William J. Slocum is a partner of Inclusive Capital Partners, L.P., an investment manager founded in 2020 focused on companies solving environmental and social challenges through for-profit business models. Mr. Slocum has served as a director of Ingevity Corporation since 2022. Previously, he was a portfolio manager at Golden Gate Capital, which he joined in 2011. Mr. Slocum led public-equity investments for the Golden Gate Capital Opportunity Fund and for the Emerald Gate Equities Portfolio, employing a concentrated, long-term approach across the firm's industry verticals. In addition to his portfolio management role, he served on Golden Gate Capital's private-equity investment review committee, and on the board of managers and compensation committee of Williston Financial Group, a title insurance and real-estate technology company licensed in 49 states. Prior to joining Golden Gate Capital, Mr. Slocum worked as a vice president at ValueAct Capital Management. Before ValueAct, Mr. Slocum worked in private equity at Parthenon Capital Partners and in strategy consulting at Bain & Company. Mr. Slocum was elected to the Board in April 2021 and serves on the Audit Committee and the Compensation Committee. Mr. Slocum earned a BA in economics and graduated magna cum laude from Williams College, where he was inducted into Phi Beta Kappa, and he earned an MBA, with distinction, from Harvard Business School.

Mr. Michael J. Thawley most recently served as Vice Chairman of Capital Group International, part of Capital Group Companies, which is a fund management company with over $2 trillion under active management, having retired from that position on August 31, 2022. He continued to serve as Vice Chairman of Capital International Fund until his retirement from that position in 2023. He previously held several senior positions in the Australian government, including Secretary of the Department of the Prime Minister and Cabinet from 2014 through 2016. He served as Australia's ambassador to the United States from 2000 to 2005. Mr. Thawley entered the Australian foreign service in 1972 and served at embassies throughout the world. Mr. Thawley was born in London and was educated at Australian National University and Surrey University. He was appointed an officer in the Order of Australia in 2006 for services advancing Australia's strategic and economic interests. He has served on the Board since September 2022 and serves on the Nominating Committee. Mr. Thawley was elected to the Board of Directors of Torrens University in December 2023.

Mr. G. Thomas Waite, III, now retired, was the Treasurer and Chief Financial Officer of the Humane Society of the United States, a global animal protection organization, from 1997 to 2020. He was employed as Controller of the Society beginning in 1993. After serving 14 years as controller, and later asset manager, with local real estate firms in the Washington Metropolitan Area, he joined the National Housing Partnership as Director of Commercial Management in 1992. Prior to this, he was engaged in the practice of public accounting with Main LaFrentz & Company (formerly affiliated with, and subsequently merged into, KPMG). Mr. Waite has served on the Board since 1996, is Chair of the Audit Committee and is a former member of the Strayer University Board of Trustees. He holds a bachelor's degree in commerce (accounting concentration) from the University of Virginia and is a Certified Public Accountant, and a Chartered Global Management Accountant. Mr. Waite's leadership in the philanthropy and the nonprofit sector is indispensable in helping the Company fulfill its mission of providing quality education to working adults. His experience as chief financial officer and public accountant brings to the Board a seasoned voice in matters of accounting and governance that is a tremendous asset to the Board and the committees on which he serves.

Executive Officers

Mr. Daniel W. Jackson is Executive Vice President, Chief Financial Officer. Mr. Jackson has been with the company since 2003 and has served as Senior Vice President of Finance, Regional Vice President of Operations, Director of Business Operations, Campus Director, and Manager of Financial Analysis. Prior to joining Strayer, Mr. Jackson was an Equity Research Associate with Legg Mason Wood Walker, and Director of Operations for Fairmont Schools, Inc. Mr. Jackson holds a bachelor's degree in international affairs from the University of Colorado at Boulder, and a master's degree in business administration from Georgetown University.

Ms. Lizette B. Herraiz is Senior Vice President, General Counsel. Ms. Herraiz has been with the Company since 2013. She previously served as Deputy General Counsel of Strayer Education, Inc., and as General Counsel of Strayer University. Prior to joining Strayer, Ms. Herraiz served in the United States Department of Justice as a Deputy Assistant Attorney General in the Office of Justice Programs, and as Counsel in the Office of Legal Policy. Ms. Herraiz earned a Bachelor of Arts in Government from the University of Virginia, and her Juris Doctor from the George Mason University School of Law.

Ms. Christa E. Hokenson is Senior Vice President, Chief Human Resources Officer. Ms. Hokenson joined SEI in 2018 and brings more than 20 years of experience in business leadership, organizational consulting, and HR strategy. Previously, Ms. Hokenson was Managing Director and Chief Human Resources Officer at ProShares from 2012 to 2018, and held HR leadership positions at Capital One in both Europe and the U.S. She earned a Bachelor of Arts degree from The College of William & Mary.

Additional information responsive to this item is hereby incorporated by reference from the sections titled "Election of Directors," "Board Leadership Structure," and "Committee Membership" contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2023.

Item 11. Executive Compensation

The information required by this Item is hereby incorporated by reference from the sections entitled "Compensation Discussion and Analysis" and the related tables and narrative thereto, "Director Compensation" and the related tables thereto, and "Compensation Committee Report" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is hereby incorporated by reference from the section entitled "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance Under Equity Compensation Plans" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is hereby incorporated by reference from the sections entitled "Board Leadership Structure" and "Certain Transactions with Related Parties" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required by this Item is hereby incorporated by reference from the section entitled "Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm" to be contained in the Company's Proxy Statement, which will be filed no later than 120 days following December 31, 2023.

Item 15.   Exhibits and Financial Statement Schedules

(A)(1)   Financial Statements

All required financial statements of the registrant are set forth under Item 8 of this report on Form 10-K.

(A)(2)   Financial Statement Schedule

All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(A)(3)   Exhibits

The exhibits required to be filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index attached hereto and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Commission on August 1, 2018).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 29, 2021).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.01 of Amendment No. 3 to the Company's Registration Statement on Form S-1 filed with the Commission on July 16, 1996).
4.2	Description of the Company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K filed with the Commission on March 2, 2020).
10.1	Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 8, 2012, among the Company, SunTrust Bank, as Administrative Agent, and the other lenders and agents party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on November 9, 2012).
10.2	First Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of July 2, 2015, among the Company, Strayer University, LLC, SunTrust Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on July 8, 2015).
10.3	Second Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of August 1, 2018, among the Company, certain subsidiaries of the Company party thereto as subsidiary guarantors, SunTrust Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on August 1, 2018).
10.4	Third Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated November 3, 2020, among Strategic Education Inc., certain subsidiaries of Strategic Education Inc. party thereto as subsidiary guarantors, Truist Bank, as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on November 5, 2020).

Exhibit Number	Description
10.5	Fourth Amendment to Second Amended and Restated Revolving Credit and Term Loan Agreement and Amendment to Other Loan Documents, dated June 13, 2023, among Strategic Education, Inc., certain subsidiaries of Strategic Education Inc. party thereto as subsidiary guarantors, and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 27, 2023).
10.6	Supplement and Joinder Agreement, dated as of July 2, 2015, among the Company, Strayer University, LLC, SunTrust Bank, as Administrative Agent, and other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on July 8, 2015).
10.7	Supplement Agreement, dated August 10, 2020, among the Company, certain of its subsidiaries party thereto as subsidiary loan parties, Truist Bank, as administrative agent, and Truist Bank and Bank of America, N.A., as lenders (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 10, 2020).
10.8†	Amended and Restated Employment Agreement, dated as of April 26, 2023, between Strategic Education, Inc. and Robert S. Silberman (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on April 28, 2023).
10.9†	Amended and Restated Employment Agreement, dated as of July 26, 2023, between Strategic Education, Inc. and Karl McDonnell (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 27, 2023).
10.10†	Strategic Education, Inc. 2018 Equity Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Commission on November 8, 2018).
10.11†	First Amendment to the Strategic Education, Inc. 2018 Equity Compensation Plan (incorporated by reference to Exhibit A to the Company's definitive proxy statement filed on March 14, 2022).
10.12†*	Form of Restricted Stock Award Agreement — Performance Based — under the 2018 Equity Compensation Plan.
10.13†*	Form of Restricted Stock Award Agreement — Non-Employee Director — under the 2018 Equity Compensation Plan.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included in signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Act.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Act.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Strategic Education, Inc. Recoupment Policy

Exhibit Number	Description
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.LAB*	XBRL Labels Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.

**   Furnished herewith.

†   Denotes management contract or compensation plan or arrangement.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATEGIC EDUCATION, INC.

By: /s/ Karl McDonnell

Karl McDonnell
Chief Executive Officer

Date: February 29, 2024

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karl McDonnell and Daniel W. Jackson, and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and his or her name, place and stead in any and all capacities, to sign the report and any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE
/s/ Robert S. Silberman Robert S. Silberman	Chairman	February 29, 2024
/s/ Karl McDonnell Karl McDonnell	Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2024
/s/ Daniel W. Jackson Daniel W. Jackson	Chief Financial Officer (Principal Financial Officer)	February 29, 2024
/s/ Tal Darmon Tal Darmon	Chief Accounting Officer (Principal Accounting Officer)	February 29, 2024
/s/ Charlotte F. Beason Charlotte F. Beason	Director	February 29, 2024
/s/ Rita D. Brogley Rita D. Brogley	Director	February 29, 2024
/s/ John T. Casteen, III John T. Casteen, III	Director	February 29, 2024

SIGNATURES	TITLE	DATE
/s/ Viet D. Dinh Viet D. Dinh	Director	February 29, 2024
/s/ Robert R. Grusky Robert R. Grusky	Director	February 29, 2024
/s/ Jerry L. Johnson Jerry L. Johnson	Director	February 29, 2024
/s/ Michael A. McRobbie Michael A. McRobbie	Director	February 29, 2024
/s/ William J. Slocum William J. Slocum	Director	February 29, 2024
/s/ Michael J. Thawley Michael J. Thawley	Director	February 29, 2024
/s/ G. Thomas Waite, III G. Thomas Waite, III	Director	February 29, 2024

Exhibit 21.1

Subsidiaries of the Registrant

	Jurisdiction of Incorporation
Capella Education Company, Inc.	Minnesota, USA
Capella Learning Solutions, LLC	Delaware, USA
Capella University, LLC	Minnesota, USA
Hackbright Academy, LLC	Delaware, USA
SEI Newco, Inc.	Delaware, USA
Sophia Learning, LLC	Delaware, USA
Strayer University, LLC	Maryland, USA
Workforce Edge, LLC	Delaware, USA
Latino American Education Holdings Pty Ltd	Australia
SEI Australia Education Pty Ltd	Australia
SEI Australia Holdings Pty Ltd	Australia
SEI Higher Education Holdings Pty Ltd	Australia
Think: Colleges Pty Ltd	Australia
Think: Education Group Pty Ltd	Australia
Think: Education Services Pty Ltd	Australia
Torrens Global Education Holdings Pty Ltd	Australia
Torrens Global Education Services Pty Ltd	Australia
Torrens University Australia Ltd	Australia
Blue Mountains Hotel Management Consulting (Shanghai) Co., Ltd	China
Latin American Education S.A.S.	Colombia
Media Design School Limited	New Zealand
SEI New Zealand Limited	New Zealand
Visam Properties Limited	New Zealand

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-241005) and S-8 (Nos. 333-228284, 333-226471, 333-203860, 333-173732, 333-71182, 333-71104) of Strategic Education, Inc. of our report dated February 29, 2024 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Washington, DC
February 29, 2024

Exhibit 31.1

CERTIFICATION

I, Karl McDonnell, certify that:

1. I have reviewed this annual report on Form 10-K of Strategic Education, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

/s/ Karl McDonnell
Karl McDonnell
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Daniel W. Jackson, certify that:

1. I have reviewed this annual report on Form 10-K of Strategic Education, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO RULE 13b — 14(b) OF THE SECURITIES EXCHANGE ACT AND 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES — OXLEY ACT OF 2002

In connection with the Annual Report of Strategic Education, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Karl McDonnell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Karl McDonnell
—————————————————————
Karl McDonnell
Chief Executive Officer

February 29, 2024

Exhibit 32.2

CERTIFICATION PURSUANT TO RULE 13b — 14(b) OF THE SECURITIES EXCHANGE ACT AND 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES — OXLEY ACT OF 2002

In connection with the Annual Report of Strategic Education, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel W. Jackson, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel W. Jackson

Daniel W. Jackson
Executive Vice President and
Chief Financial Officer

February 29, 2024

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**STRATEGIC
EDUCATION
INC**

STRATEGIC EDUCATION, INC.
2303 DULLES STATION BLVD., 6TH FLOOR
HERNDON, VA 20171
WWW.STRATEGICEDUCATION.COM